As filed with the SEC on December 22, 2003
SEC File No. 001-31883

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________

FORM 10

(AMENDMENT NO. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida (State or other jurisdiction of incorporation or organization)	20-0175526 (I.R.S. Employer Identification No.)

2150 GOODLETTE ROAD NORTH
NAPLES, FLORIDA 34102
(800) or (239) 262-7600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________

Securities to be registered pursuant to section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: NONE

EXPLANATORY NOTE

      This registration statement has been prepared on a prospective basis on the assumption that, among other things, the distribution (as defined in the information statement which is a part of this registration statement) and the related transactions contemplated to occur prior to or contemporaneously with the distribution will be consummated as contemplated by the information statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this registration statement.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10

I.	INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

Item
No.	Item Caption	Location In Information Statement

		Caption	Page No.

1	Business	Summary	1
		Business	49
		Our Relationship with F.N.B. Following the Distribution	15
		Additional Information	75

2	Financial Information	Historical and Pro Forma Capitalization	18
		Pro Forma Financial Information	20
		Selected Financial Data	24
		Management’s Discussion and Analysis of	29
		Financial Condition and Results of Operations
		Consolidated Financial Statements	F-1

3	Properties	Businesses — Properties	56

4	Security Ownership of	Ownership of Common Stock	70
	Certain Beneficial
	Owners and Management

5	Directors and Executive Officers	Management	57

6	Executive Compensation	Management	59

7	Certain Relationships and Related Transactions	Related Party Transactions	71

8	Legal Proceedings	Business — Legal Proceedings	56

9	Market Price of and	Summary	1
	Dividends on the Registrant’s Common	The Distribution — Listing and Trading of Our Common Stock	11
	Equity and Related Shareholder Matters	Dividend Policy	28

11	Description of Registrant’s Securities to be Registered	Description of Capital Stock	72

12	Indemnification of Officers and Directors	Liability and Indemnification of Directors and Officers	74

13	Financial Statements and Supplementary Data	Pro Forma Financial Information Consolidated Financial Statements	20 F-1

II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10. Recent Sales of Unregistered Securities.

      In connection with the incorporation of First National Bankshares of Florida, Inc. (“FNBF”) on August 12, 2003, FNBF issued one share of its common stock to F.N.B. Corporation, a Florida corporation (“F.N.B.”), for total consideration of $10.00. The issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, because it did not involve a public offering. F.N.B. will be FNBF’s sole shareholder until the consummation of the distribution described in the information statement. After such distribution, neither F.N.B. nor any of its subsidiaries will hold any capital stock of FNBF.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15. Financial Statements and Exhibits.

(a)	The following financial statements of FNBF are included in the information statement:

Audited Financial Statements

Report of Independent Auditors.

Consolidated Balance Sheets as of December 31, 2002 and 2001.

Consolidated Income Statements for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Stockholder’s Equity for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.

Unaudited Financial Statements

Consolidated Balance Sheet as of September 30, 2003.

Consolidated Income Statements for the Nine Months Ended September 30, 2003 and 2002.

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002.

(b)	The following documents are filed as exhibits hereto:

Exhibit
No.	Description

*2.1	Form of Agreement and Plan of Distribution
*3.1	Articles of Incorporation of First National Bankshares of Florida, Inc.
*3.2	Bylaws of First National Bankshares of Florida, Inc.
4.1	Form of certificate representing First National Bankshares of Florida, Inc. common stock
8.1	IRS private letter ruling, dated December 11, 2003
10.1	Form of Agreement and Plan of Distribution (see Exhibit 2.1)
*10.2	Form of Tax Disaffiliation Agreement
10.3	Form of Employee Benefits Agreement
*10.4	Form of Transition Services Agreement
*10.5	Form of Trademark Joint Ownership Agreement
*10.6	Employment Agreement of Gary L. Tice
*10.6.1	Amendment No. 1 to Employment Agreement of Gary L. Tice
*10.7	Employment Agreement of Kevin C. Hale
*10.8	Employment Agreement of Garrett S. Richter
*10.9	Employment Agreement of C.C. Coghill
10.10	First National Bankshares of Florida, Inc. 2003 Incentive Plan
*21.1	List of Subsidiaries

*	Previously filed.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

	By:	/s/ Gary L. Tice Gary L. Tice Chairman and Chief Executive Officer

Date: December 18, 2003

[F.N.B. LOGO]

December 24, 2003

Dear Fellow Shareholder:

      We are pleased to inform you that the board of directors of F.N.B. Corporation (“F.N.B.”) has approved a pro rata distribution to F.N.B. shareholders of 100% of the outstanding shares of common stock of First National Bankshares of Florida, Inc. (“FNBF”), which is currently a wholly owned subsidiary of F.N.B. with no assets or operations. Prior to the distribution, F.N.B. will transfer all of its Florida operations to FNBF.

      The distribution, commonly referred to as a “spin-off,” will take place at 12:01 a.m. on January 1, 2004. Each F.N.B. shareholder as of December 26, 2003, the record date for the distribution, will receive one share of FNBF common stock for every share of F.N.B. common stock held on that date. FNBF’s common stock will be listed on the New York Stock Exchange under the symbol “FLB” following completion of the distribution.

      We believe that the distribution will enhance value for F.N.B. shareholders by allowing each company to develop and implement a strategic plan that fits its markets and operations — F.N.B. will focus on the stable, high-performance, value-driven operations in Pennsylvania and FNBF will focus on the expansion-oriented, growth-driven operations in Florida. The spin-off will also allow the companies to lower overall expenses by reducing the level of management personnel that is currently required to oversee geographically diverse multi-bank operations and will allow each company to design equity-based compensation programs targeted to its own performance. We also believe that the transition to an independent company will provide FNBF with greater access to capital.

      The enclosed information statement describes the distribution and provides important financial and other information about FNBF. We recommend that you read it carefully.

      You do not have to vote, or take any other action, to receive your shares of FNBF common stock. You will not be required to pay anything or to surrender your F.N.B. shares. Stock certificates reflecting shares of FNBF common stock (or a statement of shares held in book-entry form, if you currently own F.N.B. shares in book-entry form) will be mailed to record holders of F.N.B. common stock shortly after January 1, 2004.

Sincerely,

-s- Gary L. Tice	-s- Peter Mortensen

Gary L. Tice	Peter Mortensen
President and Chief Executive Officer	Chairman of the Board of Directors
F.N.B. Corporation	F.N.B. Corporation

INFORMATION STATEMENT

[LOGO]

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

Common Stock

      F.N.B. Corporation is sending you this information statement to describe the pro rata distribution (or “spin-off”) to its shareholders of all of our outstanding common stock. Prior to the distribution, F.N.B. will transfer to us all of its Florida operations. Immediately following the distribution, F.N.B. and its subsidiaries will not own any shares of our common stock, and we will be an independent publicly owned company with our own management and board of directors.

      If you are a shareholder of F.N.B. at the close of business on December 26, 2003, you will receive one share of our common stock for each share of F.N.B. common stock you own on that date. You do not have to take any action to receive your shares of our common stock, and you will not be required to make any payment or to surrender your F.N.B. shares. The shares will be distributed at 12:01 a.m. on January 1, 2004. The number of F.N.B. shares that you own will not change as a result of the distribution.

      There is no current public trading market for our common stock, although a “when-issued” trading market will likely develop prior to completion of the distribution. Our common stock will be listed on the New York Stock Exchange under the symbol “FLB” following completion of the distribution.

      No vote of shareholders is required in connection with the distribution. F.N.B. is not asking you for a proxy and you are requested not to send a proxy or your stock certificates.

      As you review this information statement, you should carefully consider the risk factors beginning on page 4 in evaluating the benefits and risks of holding or disposing of the shares of our common stock you will receive in the distribution.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is December     , 2003.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE DISTRIBUTION
OUR RELATIONSHIP WITH F.N.B. FOLLOWING THE DISTRIBUTION
HISTORICAL AND PRO FORMA COMBINED CAPITALIZATION
PRO FORMA FINANCIAL INFORMATION
SELECTED FINANCIAL DATA
CERTAIN FINANCING ARRANGEMENTS
DIVIDEND POLICY
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
OWNERSHIP OF COMMON STOCK
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
CERTAIN ANTI-TAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS AND FLORIDA LAW
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
INDEPENDENT AUDITORS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-2.1 FORM OF AGREEMENT AND PLAN OF DISTRIBUTION
EX-8.1 IRS PRIVATE LETTER RULING DATED 12/11/2003
EX-4.1 FORM OF CERTIFICATE
EX-10.3 FORM OF EMPLOYEE BENEFITS AGREEMENT
EX-10.10 2003 INCENTIVE PLAN

Page

Questions and Answers About the Distribution	ii
Summary	1
Risk Factors	4
Cautionary Statement Regarding Forward-Looking Statements	7
The Distribution	8
Our Relationship with F.N.B. Following the Distribution	15
Historical and Pro Forma Combined Capitalization	18
Pro Forma Financial Information	20
Selected Financial Data	24
Certain Financing Arrangements	27
Dividend Policy	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	29
Business	49
Management	57
Ownership of Common Stock	70
Related Party Transactions	71
Description of Capital Stock	70
Certain Anti-Takeover Provisions of our Articles of Incorporation and Bylaws and Florida Law	73
Liability And Indemnification of Directors and Officers	74
Independent Auditors	75
Additional Information	75
Index to Consolidated Financial Statements	F-1

(i)

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

      This section answers various questions that you may have with respect to the pro rata distribution to F.N.B. shareholders of all of the outstanding shares of our common stock.

What is First National Bankshares of Florida, Inc.?

      First National Bankshares of Florida is a wholly owned subsidiary of F.N.B. Corporation that presently has no assets or operations. F.N.B. will transfer all of its Florida operations, including First National Bank of Florida, to First National Bankshares of Florida and will then distribute all of the outstanding shares of common stock of First National Bankshares of Florida to F.N.B.’s shareholders. In this document, the terms “FNBF,” “we,” “us”, and “our” refer to First National Bankshares of Florida, Inc.

When will the distribution occur?

      The distribution will be effective at 12:01 a.m. Eastern Time on January 1, 2004.

What will I receive as a result of the distribution?

      For every share of F.N.B. common stock that you own at the close of business on December 26, 2003, you will receive one share of our common stock. For example, if you own 100 shares of F.N.B. common stock on December 26, 2003, you will receive 100 shares of our common stock.

What do I have to do to receive my FNBF common stock?

      Nothing. If you hold your F.N.B. shares in your own name, your stock certificate(s) will be mailed to you as soon as practicable following the distribution. If you own any shares of F.N.B. common stock in book-entry form, you will receive your corresponding shares of FNBF common stock in book-entry form, and a statement of your book-entry shares will be mailed to you as soon as practicable following the distribution.

      If you hold your F.N.B. shares through your stockbroker, bank or other nominee, you are probably not a shareholder of record and your receipt of shares of FNBF common stock depends on your arrangements with the nominee that holds your F.N.B. shares for you. F.N.B. anticipates that stockbrokers and banks will generally credit their customers’ accounts with FNBF common stock on or about January 2, 2004, but you should check with your stockbroker, bank or other nominee. See “The Distribution — Manner of Effecting the Distribution” on page 10.

How will the distribution affect the market price of my F.N.B. shares?

      Following the distribution, F.N.B.’s common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “FNB.” As a result of the distribution, the trading price of F.N.B. shares immediately following the distribution will be substantially lower than immediately prior to the distribution, and the trading prices of both F.N.B. common stock and our common stock may fluctuate significantly. FNBF’s business represented approximately 45% of F.N.B.’s consolidated assets, 43% of F.N.B.’s consolidated revenues, and 57% of F.N.B.’s net income as of and for the nine months ended September 30, 2003. Until the market has fully analyzed the operations of F.N.B. without these businesses, the price of F.N.B. shares may fluctuate significantly. See “The Distribution — Listing and Trading of Our Common Stock” beginning on page 11.

(ii)

Where will my FNBF shares be traded?

      Our common stock will be listed on the New York Stock Exchange under the symbol “FLB” following completion of the distribution. We expect trading to begin on a when-issued basis prior to the distribution. See “The Distribution — Listing and Trading of Our Common Stock” beginning on page 11.

What if I want to sell my F.N.B. or FNBF common stock?

      You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither F.N.B. nor FNBF makes any recommendation as to your purchase, retention or sale of shares of F.N.B. common stock or FNBF common stock.

      If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your F.N.B. common stock or your FNBF common stock, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

      There is not currently a public market for the FNBF common stock, although a when-issued market may develop prior to completion of the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the distribution, and if the distribution does not occur, any when-issued trading would be null and void. On the first trading day following the date of the distribution, any when-issued trading in respect of FNBF’s common stock would end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. FNBF’s common stock will be listed on the New York Stock Exchange under the symbol “FLB.”

      F.N.B.’s common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-distribution value for F.N.B. common stock. When-issued trading in F.N.B. common stock, if available, could last from on or about the record date through the effective date of the distribution. If when-issued trading in F.N.B. common stock is available, F.N.B. shareholders may trade their existing F.N.B. common stock prior to the effective date of the distribution in either the when-issued market or in the regular market for F.N.B. common stock. If a shareholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of F.N.B. common stock the FNBF common stock that he receives in the distribution. If a shareholder trades in the regular market, the shares of F.N.B. common stock traded will be accompanied by due bills representing the FNBF common stock to be distributed in the distribution. If when-issued trading in F.N.B. common stock is not available, neither the F.N.B. common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the distribution.

      If a when-issued market for F.N.B. common stock develops, an additional listing for F.N.B. common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued FNBF common stock plus when-issued F.N.B. common stock and the price of F.N.B. common stock during this period.

      Sales of F.N.B. common stock with the right to receive shares of FNBF common stock should generally settle in the customary three business day settlement period. When-issued sales of F.N.B. common stock without the right to receive shares of the FNBF common stock and when-issued sales of FNBF common stock are expected to settle four business days following the date stock certificates for the FNBF common stock are mailed. You should check with your stockbroker, bank or other nominee for details. See “The Distribution — Listing and Trading of Our Common Stock” beginning on page 11.

(iii)

How will the distribution affect the amount of dividends I currently receive on my F.N.B. shares?

      It is anticipated that following the distribution we initially will pay quarterly cash dividends which, on an annual basis, will equal $0.28 per share, and F.N.B. initially will pay quarterly cash dividends which, on an annual basis, will equal $0.92 per share. However, no formal action has been taken with respect to future dividends, and the declaration and payment of dividends by us and F.N.B. will be at the sole discretion of our respective boards of directors. See “Dividend Policy” on page 28.

Will I have to pay taxes on the FNBF common stock that I receive?

      F.N.B. has received a ruling from the Internal Revenue Service to the effect that, among other things, the distribution will be tax-free for federal income tax purposes to the shareholders of F.N.B. You may have to pay taxes if you sell your shares of either F.N.B. or FNBF common stock. You are advised to consult your own tax advisor as to the specific tax consequences of the distribution to you. See “The Distribution — Federal Income Tax Consequences of the Distribution” beginning on page 13.

Will there be any change in the United States federal tax basis of my F.N.B. shares as a result of the distribution?

      Yes, your tax basis in your F.N.B. shares will be reduced. If you are the record holder of your F.N.B. shares, you will receive information with your stock certificates that will help you calculate the adjusted tax basis for your F.N.B. shares, as well as the tax basis for your FNBF common stock. If you are not the record holder of your F.N.B. common stock because your shares are held on your behalf by your stockbroker or other nominee, you should contact your stockbroker or nominee for help in determining the tax basis for your F.N.B. common stock, as well as the tax basis for your FNBF common stock. See “The Distribution — Federal Income Tax Consequences of the Distribution” beginning on page 13.

Where can I get more information?

      If you have any questions relating to the mechanics of the distribution and the delivery of account statements, you can contact the Distribution Agent:

    Shareholder Services
    P.O. Box 11929
    Naples, FL 34101-1929
    (888) 441-4362

(iv)

SUMMARY

      The following summary highlights selected information contained in this information statement relating to the distribution and the businesses to be transferred to us by F.N.B. prior to the distribution. Because this is a summary, it does not contain all the details concerning the distribution and our business that is contained in this document. We urge you to read this entire document carefully, including our financial statements and the risks relating to the distribution and our business discussed under “Risk Factors.”

Our Business

      Following the distribution, we will operate all of the Florida-based businesses currently operated by F.N.B. Our operations will be conducted through three subsidiaries. Our community banking business will be conducted through First National Bank of Florida, our trust services and investment products will be offered through First National Wealth Management Company, and Roger Bouchard Insurance, Inc. will conduct our insurance agency operations.

The Distribution

Distributing Company	F.N.B. Corporation, a Florida corporation.

Distributed Company	First National Bankshares of Florida, Inc., a Florida corporation.

Primary Purposes of Distribution	F.N.B.’s board of directors and management believe that separating F.N.B.’s businesses along geographic lines will enhance value for F.N.B. shareholders. F.N.B.’s board of directors and management believe that the distribution will enhance the ability of each of FNBF and F.N.B. to focus on its unique business opportunities, improve cost structures and establish equity-based compensation programs targeted to its own performance. In addition, F.N.B.’s board of directors believes that its transition to an independent publicly owned company will provide FNBF with greater access to capital. For a more detailed discussion of the reasons for the distribution, see “The Distribution — Reasons for the Distribution” on page 8.

Shares to be Distributed	F.N.B. will distribute to its shareholders one share of our common stock for each share of F.N.B. common stock outstanding on the record date. The shares to be distributed will constitute all of our outstanding common stock after the distribution. Immediately following the distribution, F.N.B. and its subsidiaries will not own any of our stock and we will be an independent public company with our own management and board of directors.

Trading Market and Symbol	There is no current trading market for our common stock, although a when-issued market may develop prior to completion of the distribution. Our common stock will be listed on the New York Stock Exchange under the symbol “FLB” following completion of the distribution. See “The Distribution — Listing and Trading of Our Common Stock” beginning on page 11.

Record Date	The record date for the distribution is December 26, 2003. You will receive one share of our common stock for each share of F.N.B. common stock you own at the close of business on the record date.

Distribution Date	The distribution will occur at 12:01 a.m., Eastern Time, on January 1, 2004 (the “distribution date”). If you are a record holder of F.N.B. stock, your stock certificates (or a statement of your shares held in book-entry form, if you hold your F.N.B. shares in book-entry form) will be mailed to you shortly after the distribution date. If you are not a record holder of F.N.B. stock because your shares are held on your behalf by your stockbroker or other nominee, your shares of FNBF common stock should be credited to your account with your stockbroker or other nominee on or about January 2, 2004.

Distribution Ratio	You will receive one share of our common stock for every F.N.B. share you hold on the record date.

Fractional Share Interests	If you own a fractional share of F.N.B. common stock on the record date, you will receive a corresponding fractional share of our common stock. See “The Distribution — Manner of Effecting the Distribution” beginning on page 10.

Distribution Agent, Transfer Agent and Registrar for our Common Stock	Shareholder Services, a division of First National Bank of Florida, is the Distribution Agent and our registrar and transfer agent. First National Bank of Florida is currently a subsidiary of F.N.B. and will be one of our subsidiaries following the distribution. The address and telephone number of Shareholder Services is: P.O. Box 11929, Naples, FL 34101-1929, (888) 441-4362.

Tax Consequences	F.N.B. has received a ruling from the Internal Revenue Service to the effect that, among other things, the distribution will be tax-free for federal income tax purposes to F.N.B. and to the shareholders of F.N.B., and that neither F.N.B. nor we will recognize income, gain or loss as a result of the distribution. You may have to pay taxes if you sell your shares of either F.N.B. or FNBF common stock. We urge you to consult your own tax advisors as to the specific tax consequences of the distribution to you. See “The Distribution — Federal Income Tax Consequences of the Distribution.”

Relationship with F.N.B. After the Distribution	Prior to the distribution, we will enter into agreements with F.N.B. to transfer to us selected assets and liabilities of F.N.B. related to our business, to make arrangements for the distribution and to define the ongoing relationships between us and F.N.B. In addition, we will enter into an agreement with F.N.B. providing for the sharing of taxes incurred by F.N.B. prior to the distribution and providing certain indemnification rights with respect to tax matters. After the distribution, we will not have any other material contracts or other arrangements with F.N.B. other than arrangements made on an arm’s length basis. See “Our Relationship with F.N.B. Following the Distribution” beginning on page 15.

Board of Directors	Our board of directors consists of seven members, classified into three classes, who will serve staggered three-year terms. Each of our directors is currently a director of F.N.B. and is expected to resign from F.N.B.’s board as of the distribution date. See “Management” beginning on page 57.

Management	Certain of F.N.B.’s current executive officers (including F.N.B.’s current President and Chief Executive Officer) will serve as our executive officers after the distribution. Each such F.N.B. executive officer is expected to resign from his position with F.N.B. as of the distribution date. See “Management” beginning on page 57.

Post-Distribution Dividend Policies	Following the distribution, we expect initially to pay quarterly cash dividends which, on an annual basis, will equal $0.28 per share, and F.N.B. expects initially to pay quarterly cash dividends which, on an annual basis, will equal $0.92 per share. However, no formal action has been taken with respect to future dividends and the declaration and payment of dividends by us and F.N.B. will be at the sole discretion of the respective boards of directors. See “Dividend Policy” on page 28.

Certain Anti-Takeover Effects	Certain provisions of our Articles of Incorporation and Bylaws may have the effect of making the acquisition of control of FNBF in a transaction not approved by our board of directors more difficult. Moreover, certain provisions of the agreement providing for certain tax disaffiliation and other tax-related matters that we will enter into in connection with the distribution could discourage potential acquisition proposals. See “Risk Factors — Certain provisions of our Articles of Incorporation and Bylaws, Florida law and the Tax Disaffiliation Agreement may discourage takeovers” on page 6 and “Certain Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws and Florida Law” beginning on page 73.

RISK FACTORS

      You should carefully consider each of the following risk factors along with all of the other information in this document. The following risks relate principally to the distribution and to our business. The risks and uncertainties described below are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading prices of our common stock could decline significantly.

Risks Relating to the Distribution

There has not been any prior trading market for our common stock.

      There is no current trading market for our common stock, although a when-issued trading market may develop prior to completion of the distribution. Our common stock will be listed on the New York Stock Exchange under the symbol “FLB” following completion of the distribution. Until our common stock is fully distributed and an orderly market develops, the prices at which our common stock trades may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue.

Substantial sales of our common stock following the distribution may have an adverse impact on the trading price of our common stock.

      Under the United States federal securities laws, all of the shares of our common stock issued in the distribution may be resold immediately in the public market without restriction, except for shares held by our affiliates. Some of the F.N.B. shareholders who receive our common stock may decide that they do not want shares in a bank holding company with operations solely in Florida, and may sell their shares following the distribution. We cannot predict whether shareholders will resell large numbers of our shares in the public market following the distribution or how quickly they may resell these shares. If our shareholders sell large numbers of our shares over a short period of time, or if investors anticipate large sales of our shares over a short period of time, the trading price of our common stock could be adversely affected.

Substantial sales of F.N.B. common stock following the distribution may have an adverse impact on the trading price of the F.N.B. common stock.

      Some F.N.B. shareholders may decide that they do not want shares in a bank holding company operating primarily in Pennsylvania and may sell their F.N.B. common stock following the distribution. If F.N.B. shareholders sell large numbers of shares of F.N.B. common stock over a short period of time, or if investors anticipate large sales of F.N.B. common stock over a short period of time, the trading price of the F.N.B. common stock could be adversely affected.

Risks Related to Owning Our Common Stock

We have no operating history as an independent public company and we may be unable to operate profitably as a stand-alone company.

      We do not have an operating history as an independent public company. Historically, since our business and F.N.B.’s business have been under one ultimate parent, they have been able to rely, to some degree, on the resources of each other. Following the distribution, we will maintain our own financial, accounting and administrative functions. While we will employ a significant number of key employees of F.N.B. following the distribution, there can be no assurance that we will be able to put in place successfully the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management’s time and other resources.

Our historical financial information may be of limited relevance.

      Our historical financial information included in this document may not necessarily be indicative of our results of operations, financial position and cash flows had we operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in our operations as a result of the distribution.

Our status as a holding company makes us dependent on dividends from our subsidiaries to meet our obligations.

      We are a holding company and will conduct almost all of our operations through our subsidiaries. We will not have any significant assets other than the stock of our subsidiaries. Accordingly, we will depend on the cash flows of our subsidiaries to meet our obligations. Our right to participate in any distribution of earnings or assets of our subsidiaries will be subject to the prior claims of creditors of such subsidiaries. Under federal and state law, our bank and trust company subsidiaries will be limited in the amount of dividends they can pay to us without prior regulatory approval. Also, bank regulators have the authority to prohibit our bank and trust company subsidiaries from paying dividends to us if they think the payment would be an unsafe and unsound banking practice.

We could experience significant difficulties and complications in connection with our anticipated growth.

      We plan to seek to expand our operations by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities which complement the services we will provide, although we do not have any currently planned acquisitions. However, the market for acquisitions is highly competitive. We may not be successful in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

      We may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, rapid growth could adversely affect our operating results because of many factors, including start-up costs, diversion of management time and resources, asset quality and required operating adjustments. We may not successfully integrate or achieve the anticipated benefits of any growth or expanded operations.

Certain provisions of our Articles of Incorporation and Bylaws, Florida law, and the Tax Disaffiliation Agreement may discourage takeovers.

      Our Articles of Incorporation and Bylaws contain certain anti-takeover provisions that may make more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our Articles of Incorporation and Bylaws:

•	classify our board of directors into three groups, so that shareholders elect only one-third of the board each year;

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give us advance notice to nominate candidates for election to our board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit our board of directors to issue, without shareholder approval, preferred stock with such terms as the board may determine; and

•	require the vote of the holders of at least 75% of our voting shares for shareholder amendments to our Bylaws.

      Under Florida law, the approval of a business combination with shareholders owning 10% or more of our voting shares requires the vote of holders of at least 2/3 of our voting shares not owned by such shareholder, unless the transaction is approved by a majority of our disinterested directors. Additionally, Florida law generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

      These provisions of our Articles of Incorporation and Bylaws and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

      We will agree in the Tax Disaffiliation Agreement to indemnify F.N.B. for all taxes and liabilities incurred as a result of any post-distribution action or omission by us contributing to an Internal Revenue Service determination that the distribution was not tax-free. The Internal Revenue Service might determine that the distribution was not tax-free, giving rise to our indemnification obligation, unless F.N.B. were able to rebut effectively the presumption that a change in control transaction involving us and occurring within the four-year period beginning two years prior to the distribution date is pursuant to the same plan or series of related transactions as the distribution. These agreements on our part may have the effect of discouraging or preventing an acquisition of us or a disposition of our businesses, which may in turn depress the market price for our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. FNBF and F.N.B. base these forward-looking statements on their respective expectations and projections about future events, which FNBF and F.N.B. have derived from the information currently available to them. In addition, from time to time FNBF or F.N.B. or their representatives may make forward-looking statements orally or in writing. Furthermore, forward-looking statements may be included in FNBF’s and F.N.B.’s filings with the SEC or press releases or oral statements made by or with the approval of one of their executive officers. For each of these forward-looking statements, FNBF and F.N.B. claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or FNBF’s or F.N.B.’s future performance, including but not limited to:

•	benefits resulting from the spin-off;

•	possible or assumed future results of operations;

•	future revenue and earnings; and

•	business and growth strategies.

      Forward-looking statements are those that are not historical in nature, particularly those that use terminology such as “may,” “could,” “will,” “should,” “likely,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projects,” “predicts,” “potential” or “continue” or the negative of these or similar terms. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors with respect to FNBF or F.N.B.: (1) the uncertainty of general business and economic conditions; (2) the impact of competition, both expected and unexpected; (3) the risk that underlying assumptions or expectations related to the distribution prove to be inaccurate or unrealized; and (4) those described under “Risk Factors” beginning on page 4.

      Forward-looking statements are only predictions and speak only as of the date they are made. You should not place undue reliance on forward-looking statements. The forward-looking events discussed in this document and other statements made from time to time by FNBF or F.N.B. or their representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about FNBF and F.N.B. Except for their ongoing obligations to disclose material information as required by the federal securities laws, FNBF and F.N.B. are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document and in other statements made from time to time by FNBF or F.N.B. or their representatives might not occur.

THE DISTRIBUTION

Introduction

      On December 17, 2003, F.N.B.’s board of directors declared a pro rata distribution, payable to the holders of record of outstanding F.N.B. common stock at the close of business on December 26, 2003, the record date for the distribution, of one share of our common stock for every share of F.N.B. common stock outstanding on the record date. The distribution will be effected at 12:01 a.m., Eastern Time, on January 1, 2004 (the “distribution date”). We are currently a wholly owned subsidiary of F.N.B. As a result of the distribution, all of the outstanding shares of our common stock will be distributed to F.N.B.’s shareholders. Immediately following the distribution, F.N.B. and its subsidiaries will not own any shares of our common stock and we will be an independent public company. Stock certificates reflecting ownership of our common stock will be mailed to record holders of F.N.B. common stock shortly after the distribution date. If you own any shares of F.N.B. common stock in book-entry form, you will receive your corresponding shares of FNBF common stock in book-entry form, and a statement of your book-entry shares will be mailed to you as soon as practicable following the distribution. Shares of our common stock should be credited to accounts with stockbrokers, banks or nominees of F.N.B. shareholders that are not record holders on or about January 2, 2004.

      We were incorporated on August 12, 2003. Our principal executive offices are located at 2150 Goodlette Road North, Naples, Florida 34102 and our telephone number is (800) or (239) 262-7600.

      Following the distribution, we will own and operate all of the businesses that presently constitute the Florida operations of F.N.B., which consist of F.N.B.’s Florida community bank, trust company and insurance agency businesses. These businesses represented approximately 45% of F.N.B.’s consolidated assets, 43% of F.N.B.’s consolidated revenues and 57% of F.N.B.’s net income as of and for the nine months ended September 30, 2003.

Reasons for the Distribution

      Since its formation in 1974, it has been the strategic plan of F.N.B. to be considered a growth company by the investment community. In the early 1990’s, however, F.N.B.’s record of providing superior performance and shareholder returns began to diminish due to the lack of growth and other economic conditions that reached the Western Pennsylvania and Northeast Ohio market, where the company then conducted all of its operations. In 1996, in order to enhance its growth, F.N.B. began to deploy excess capital generated in Pennsylvania and Ohio to the growing Florida market. The goal of this strategic plan was to improve shareholder returns on a sustained basis, with the expectation that the market would perceive and value F.N.B. as a growth company. As a result of this plan, F.N.B. today conducts its community banking business and trust business in Western Pennsylvania and Northeast Ohio, and south and central Florida.

      Unfortunately, F.N.B.’s strategic plan to attract new and retain existing shareholders by operating as a growth entity has not been fully realized. Notwithstanding management’s efforts, the company has had difficulty in developing a perception in the investment community that it is a growth company. Although F.N.B.’s return on equity and return on assets are consistent with those of its Pennsylvania and Florida peers, its stock generally trades at a lower price/earnings multiple than its peers. F.N.B. believes the reason for this disparity is that the growth strategy of F.N.B.’s Florida-based business does not provide the return on equity sought by value-based investors, while the limited growth prospects in the Western Pennsylvania and Northeast Ohio markets adversely affect the investment community’s perception of F.N.B. as a growth company.

      In early 2003, F.N.B.’s executive management began to evaluate, with the assistance of the company’s financial, legal and accounting advisors, potential strategic alternatives to address the perception of F.N.B. in the marketplace and the price/earnings multiple at which its stock was trading compared to its peers. On April 29, 2003, the executive committee of F.N.B.’s board of directors met to consider three potential strategic alternatives: a sale of F.N.B, a sale of F.N.B.’s Pennsylvania operations; and a spin-off of F.N.B.’s Pennsylvania operations. The committee decided to present the three alternatives to the full board of directors.

      On May 19, 2003, the board of directors met to consider the three alternatives. The board determined that it would first investigate whether it would be possible to sell F.N.B. at an appropriate valuation. The board directed that F.N.B.’s financial advisor, SunTrust Robinson Humphrey, solicit indications of interest on a confidential basis from 16 financial institutions that the board and SunTrust Robinson Humphrey believed might be interested in acquiring F.N.B.’s. The board also formed a special committee consisting of seven directors, including the five directors comprising the executive committee, to manage the solicitation process and further evaluate F.N.B.’s strategic alternatives.

      On June 18, 2003, the board of directors met to review the results of the solicitation process. Only one of the 16 institutions that had been contacted by SunTrust Robinson Humphrey submitted an indication of interest for the entire company, and that indication of interest reflected a premium of less than 5% over then-recent trading prices of F.N.B.’s common stock. Two other institutions responded to the solicitation, but expressed interest only in buying a portion of F.N.B.’s assets. The board unanimously determined that none of the responses was acceptable, and directed that SunTrust Robinson Humphrey contact each of the three responding institutions and encourage them to submit an improved indication of interest. The board also determined that a sale of F.N.B.’s Pennsylvania operations was not a viable alternative, based on the initial results of the solicitation process and the anticipated tax effects of such a sale, and directed the special committee to further evaluate a possible spin-off of either F.N.B.’s Pennsylvania or Florida operations.

      None of the three institutions that had previously responded submitted an improved indication of interest. As a result, over the following weeks, the special committee continued to evaluate the issues related to a possible spin-off.

      Based primarily on regulatory capital issues related to the fact that F.N.B.’s outstanding trust preferred securities do not permit their assumption by the entity to be spun off, the committee determined that a spin-off of F.N.B.’s Florida operations would be preferable to a spin-off of F.N.B.’s Pennsylvania operations because of the greater capitalization of the Pennsylvania operations compared to the Florida operations. On July 8, 2003, the committee voted to recommend to the full board a spin-off of the Florida operations.

      On July 9, 2003, the board of directors of F.N.B. unanimously approved the company’s plan to effect the distribution described in this document, with the goal of creating one company that would focus on stable, high-performance, value-driven operations in Pennsylvania and Ohio and that would be expected to appeal to value-oriented investors, and one company that would focus on expansion-oriented, growth-driven operations in Florida and that would be expected to appeal to growth-oriented investors. F.N.B. believes that the distribution should allow the investment community to better evaluate both FNBF’s and F.N.B.’s performance relative to their respective peers.

      F.N.B. believes that the distribution will also have other significant benefits. The distribution will result in two companies that will each have a smaller management team focused on managing a business in a single geographic market rather than balancing the competing interests of two geographically and operationally distinct businesses. The distribution will result in a reduction of several senior holding company personnel required to manage their respective business lines on a multi-state basis. In addition, staff functions will be reorganized and various staff positions will be eliminated due to the reduction in the overall complexity of operating both organizations. These reductions will result in total pre-tax cost savings to both companies of approximately $16 million annually.

      The distribution will also give FNBF independent access to the capital markets. As part of F.N.B., the Florida and Pennsylvania businesses competed with each other for capital to finance expansion and growth opportunities. In addition, F.N.B. has essentially reached the limit on the amount of trust preferred securities that it may issue and treat as Tier 1 capital under applicable banking regulations. See “Supervision and Regulation.” As a separate entity, FNBF will not be subject to F.N.B.’s existing capital structure restrictions and should be in a better position to fund the implementation of its business strategy.

      The distribution will also enable FNBF to provide its management and employees incentive compensation in the form of direct equity ownership in FNBF, enhancing FNBF’s ability to attract, retain and motivate key employees.

Manner of Effecting the Distribution

      The general terms and conditions relating to the distribution will be set forth in an Agreement and Plan of Distribution (the “Distribution Agreement”) between us and F.N.B. See “Our Relationship with F.N.B. Following the Distribution — Distribution Agreement” on page 15.

      The distribution will be made on the basis of one share of our common stock for every share of F.N.B. common stock outstanding on the record date of December 26, 2003. The actual total number of shares of our common stock to be distributed will depend on the number of F.N.B. shares outstanding on the record date. The shares to be distributed will constitute all of the outstanding shares of our common stock. Immediately following the distribution, F.N.B. and its subsidiaries will not own any shares of our common stock and we will be an independent public company. The shares of our common stock will be fully paid and nonassessable and our shareholders will not be entitled to preemptive rights. See “Description of Capital Stock” beginning on page 72.

      You will not be required to pay any cash or other consideration for the shares of our common stock received in the distribution, or to surrender or exchange any F.N.B. shares in order to receive such shares. The distribution will not affect the number of, or the rights attaching to, outstanding F.N.B. shares. No vote of F.N.B. shareholders is required or sought in connection with the distribution, and F.N.B. shareholders will have no appraisal rights in connection with the distribution. If you own a fractional share of F.N.B. common stock as of the record date, you will receive a corresponding fractional share of our common stock in the distribution.

      The employee benefits agreement which we and F.N.B. will enter into in connection with the distribution provides that at the time of the distribution F.N.B. stock options held by our employees will generally be converted to, and replaced by, options to purchase our common stock in accordance with a conversion ratio. All shares of restricted stock held by our employees will be cancelled and replaced with shares of our restricted stock having the same value, terms and restrictions as the cancelled shares. See “Our Relationship with F.N.B. Following the Distribution — Employee Benefits Agreement” beginning on page 16.

Results of the Distribution

      After the distribution, we will be a separate public company. Immediately after the distribution, we expect there to be approximately 11,120 holders of record of our common stock and approximately 46,082,495 shares of our common stock outstanding, based on the number of shareholders of record and outstanding F.N.B. shares on September 30, 2003 and the distribution ratio of one share of our common stock for every F.N.B. share. The actual number of shares to be distributed will be determined as of the record date. The distribution will not affect the number of outstanding F.N.B. shares or any rights of F.N.B. shareholders.

Listing and Trading of Our Common Stock

      Neither we nor F.N.B. makes recommendations as to the purchase, retention or sale of shares of F.N.B. common stock or our common stock. You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor.

      If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your F.N.B. common stock or your FNBF common stock, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

      There is not currently a public market for shares of our common stock, although a when-issued market may develop prior to completion of the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading will likely develop, none of these trades would settle prior to the effective date of the distribution, and if the distribution does not occur, any when-issued trading would be null and void. On the first trading day following the date of the distribution, any when-issued trading in respect of shares of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. The shares of our common stock will be listed on the New York Stock Exchange under the symbol “FLB.”

      F.N.B.’s common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-distribution value for F.N.B. common stock. When-issued trading in F.N.B. common stock, if available, could last from on or about the record date through the effective date of the distribution. If when-issued trading in F.N.B. common stock is available, F.N.B. shareholders may trade their existing F.N.B. common stock prior to the effective date of the distribution in either the when-issued market or in the regular market for F.N.B. common stock. If a shareholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of F.N.B. common stock the shares of our common stock he receives in the distribution. If a shareholder trades in the regular market, the shares of F.N.B. common stock traded will be accompanied by due bills representing the shares of FNBF common stock to be distributed in the distribution. If when-issued trading in F.N.B. common stock is not available, neither the F.N.B. common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the distribution.

      If a when-issued market for F.N.B. common stock develops, an additional listing for F.N.B. common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued FNBF common stock plus when-issued F.N.B. common stock and the price of F.N.B. common stock during this period.

      Sales of F.N.B. common stock with the right to receive our common stock should generally settle in the customary three business day settlement period. Sales of F.N.B. common stock without the right to receive our common stock and sales of our common stock without the right to receive F.N.B. common stock are expected to settle four business days following the date account statements for our common stock are mailed. You should check with your stockbroker, bank or other nominee for details.

      The shares of our common stock distributed to F.N.B. shareholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us and includes certain of our directors, officers and significant shareholders. Our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. We believe that persons who may be deemed to be our affiliates after the distribution will beneficially own approximately 1,748,152 shares of our common stock, or 3.7.% of the outstanding shares of our common stock.

      There can be no assurance that our common stock will be actively traded and we cannot predict the prices at which the shares will trade. Some of the F.N.B. shareholders who receive shares of our common stock may decide that they do not want to own stock in a financial services company with operations only in Florida, and may sell their shares of our common stock following the distribution. Such sales may delay the development of an orderly trading market in our shares for a period of time following the distribution. Until an orderly market develops, the prices at which our shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, our results of operations, the amount of dividends that we pay, changes in economic conditions in the banking industry and general economic and market conditions.

      Following the distribution, F.N.B.’s common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “FNB.” As a result of the distribution, the trading price of F.N.B. common stock immediately following the distribution will be substantially lower than the trading price of F.N.B. common stock immediately prior to the distribution. Following the distribution, F.N.B.’s operations will consist primarily of its Pennsylvania and Ohio financial services operations. These businesses represented approximately 55% of F.N.B.’s consolidated assets, 57% of F.N.B.’s consolidated revenues and 43% of F.N.B.’s consolidated income as of and for the nine months ended September 30, 2003. Further, the combined trading prices of F.N.B. common stock and the FNBF common stock after the distribution may be less than the trading prices of F.N.B. common stock immediately prior to the distribution.

      Even though F.N.B. is currently a publicly held company, there can be no assurance that an active trading market for F.N.B. common stock will be maintained after the distribution and no prediction can be made respecting the prices at which F.N.B. common stock will trade. Some F.N.B. shareholders may decide that they do not want to own stock in a financial services company with operations primarily in Pennsylvania and Ohio, and may sell their F.N.B. common stock following the distribution. These and other factors may delay or hinder the return to an orderly trading market in F.N.B. common stock following the distribution. Whether an active trading market for F.N.B. common stock will be maintained after the distribution and the prices for F.N.B. common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, F.N.B.’s results of operations, the amount of dividends that F.N.B. pays, changes in economic conditions in the banking industry and general economic and market conditions.

      In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of our common stock and/or F.N.B. common stock.

Federal Income Tax Consequences of the Distribution

      The following discussion summarizes the material U.S. federal income tax consequences resulting from the distribution. This discussion is based upon the U.S. federal income tax laws and regulations now in effect and as currently interpreted and does not take into account possible changes in such tax laws or interpretations, any of which may be applied retroactively.

      The following summary is for general information only and may not be applicable to shareholders who received their shares of F.N.B. stock pursuant to an employee benefit plan or who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Internal Revenue Code (the “Code”). Each shareholder’s individual circumstances may affect the tax consequences of the distribution to him or her. In addition, no information is provided with respect to tax consequences under any applicable foreign, state or local laws. Consequently, you are advised to consult your own tax advisor as to the specific tax consequences of the distribution to you and the effect of possible changes in tax laws.

General

      F.N.B. has received a ruling from the Internal Revenue Service (“IRS”), dated December 11, 2003, to the effect that the distribution will qualify as a tax-free spin-off for federal income tax purposes under Section 355 of the Code. The ruling provides, among other things, that for U.S. federal income tax purposes:

•	F.N.B. will not recognize any gain or loss upon the distribution of the stock of FNBF to the F.N.B. shareholders;

•	no gain or loss will be recognized by, or be includible in the income of, a shareholder of F.N.B. common stock solely as the result of the receipt of our common stock in the distribution;

•	the aggregate basis of the F.N.B. common stock and our common stock in the hands of F.N.B.’s shareholders immediately after the distribution will be the same as the aggregate basis of the F.N.B. common stock held by the F.N.B. shareholders immediately before the distribution, allocated between the common stock of F.N.B. and our common stock in proportion to their relative fair market values of each; and

•	the holding period of our common stock received by F.N.B. shareholders will include the holding period of their F.N.B. common stock with respect to which the distribution was made, provided that such F.N.B. common stock is held as a capital asset on the date of the distribution.

      Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual assumptions and representations we and F.N.B. made to the IRS. Neither F.N.B. nor we are aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

      If the distribution were not to qualify as a tax-free distribution under Section 355 of the Code, (i) the corporate-level tax would be based upon the excess of the fair market value of the shares of our common stock outstanding on the distribution date, over F.N.B.’s adjusted tax basis for such shares on such date, and (ii) each F.N.B. shareholder who receives shares of our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date, taxed first as a dividend to the extent of such holder’s pro rata share of F.N.B.’s current and accumulated earnings and profits (as increased to reflect any F.N.B. gain on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder’s tax basis in the shares of F.N.B. stock, with any remaining amount being taxed as capital gain (provided that the F.N.B. shares were held by the shareholder as a capital asset on the distribution date). Shareholders that are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

      In addition, under Section 355(e) of the Code, even if the distribution qualifies as tax-free, the distribution could nevertheless become taxable to F.N.B. (but not F.N.B. shareholders) if we or F.N.B. were to undergo a change in control pursuant to a plan or a series of related transactions which include the distribution. Any transaction which occurs within the four-year period beginning two years prior to the distribution is presumed to be part of a plan or a series of related transactions which include the distribution unless F.N.B. establishes otherwise. In this context, a change in control generally means a shift in 50% or more of the ownership of either F.N.B. or FNBF. Neither we nor F.N.B. has any plan to undergo any such transactions during this period, or any expectation that any such transactions will occur.

Indemnification

      We will be obligated to indemnify F.N.B. under the Tax Disaffiliation Agreement for the full amount of any liability F.N.B. incurs solely as a result of any post-distribution action or omission by us contributing to an IRS determination that the distribution was not tax-free. F.N.B. will indemnify us for all taxes and liabilities we incur solely as a result of any post-distribution action or omission by F.N.B. contributing to an IRS determination that the distribution was not tax-free. If the IRS determines that the distribution was not tax-free for any other reason, we and F.N.B. will indemnify each other against all taxes and liabilities pro rata based on our respective stockholders’ equity on the distribution date. If triggered, our indemnification obligation would likely have a material adverse effect on our results of operations and financial position.

      For a description of the agreement pursuant to which we and F.N.B. have provided for these and other tax-related matters, see “Our Relationship with F.N.B. Following the Distribution — Tax Disaffiliation Agreement” on page 15.

Information Reporting

      Current Treasury regulations require each F.N.B. shareholder who receives shares of our common stock pursuant to the distribution to attach to his or her federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the distribution. F.N.B. will provide appropriate information to each person who is a shareholder of F.N.B. on the record date.

Reasons for Furnishing this Document

      This document is being furnished solely to provide information to F.N.B. shareholders who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell F.N.B. common stock or our common stock. Neither we nor F.N.B. will update the information contained in this document except in the normal course of our respective public disclosure practices. However, this document will be amended if there is any material change in the terms of the distribution.

OUR RELATIONSHIP WITH F.N.B. FOLLOWING THE DISTRIBUTION

      For purposes of governing certain of the ongoing relationships between us and F.N.B. after the distribution and to provide for an orderly transition to the status of two independent companies, we and F.N.B. have entered or will enter into the agreements described in this section. The forms of agreements summarized in this section are included as exhibits to the Registration Statement on Form 10 (including any amendments thereto, the “Registration Statement”) that we have filed with the SEC which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See “Additional Information” on page 75.

Distribution Agreement

      On or prior to the distribution date, we and F.N.B. will enter into the Distribution Agreement, which will provide for, among other things, the principal corporate transactions required to effect the distribution and certain other agreements relating to the continuing relationship between us and F.N.B. after the distribution.

      The Distribution Agreement will provide that on or prior to the distribution date, we will issue to F.N.B. a number of our shares of common stock equal to the total number of shares of F.N.B. common stock outstanding on the record date. F.N.B. will effect the distribution by delivering a certificate representing all of the shares of our common stock to be issued in the distribution to the Distribution Agent.

      Under the Distribution Agreement and effective as of the distribution date, we will assume, and will agree to indemnify F.N.B. against (net of any related insurance proceeds or tax benefits), all liabilities, litigation and claims arising out of our business, and F.N.B. will retain, and will agree to indemnify us against (net of any related insurance proceeds or tax benefits), all other liabilities, litigation and claims.

      We and F.N.B. will agree to share liability pro rata based on our respective stockholders’ equity on the distribution date with respect to any claims that arise following the distribution that relate primarily to F.N.B.’s activities as a holding company prior to the distribution, which would include, for example, any claims relating to F.N.B.’s SEC filings made prior to the distribution or any claims by employees at the holding company level relating to the termination of their employment prior to the distribution.

      Under the Distribution Agreement, for a two-year period beginning on the distribution date, except in limited circumstances, we will not solicit or recruit any F.N.B. employee without F.N.B.’s prior written consent, and, likewise, F.N.B. will not solicit or recruit any of our employees without our prior written consent.

      The Distribution Agreement will also provide that we and F.N.B. will grant each other access to certain records and information in the possession of the other.

Tax Disaffiliation Agreement

      We and F.N.B. will enter into a Tax Disaffiliation Agreement on the distribution date which sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Under the Tax Disaffiliation Agreement, we will indemnify F.N.B. for all taxes and liabilities incurred solely as a result of any action or omission by us or any of our affiliates that contributes to an IRS determination that the distribution was not tax-free. F.N.B. will indemnify us for all taxes and liabilities incurred solely because F.N.B.’s or an affiliate’s post-

distribution action or omission contributes to an IRS determination that the distribution was not tax-free. If the IRS determines that the distribution was not tax-free for any other reason, we and F.N.B. will indemnify each other against all taxes and liabilities pro rata based on our respective stockholders’ equity on the distribution date.

      Employee Benefits Agreement

      General. We will enter into an Employee Benefits Agreement with F.N.B. on or before the distribution date that will provide for the transition of employee plans and programs sponsored by F.N.B. for employees of our business. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the distribution date. We will also generally assume the liabilities for benefits for retirees and other former employees of F.N.B.’s Florida operations. Under the Employee Benefits Agreement, we will become liable for providing specified welfare and retirement benefits to our employees after the distribution date, which will generally be similar to the benefits currently provided to those employees by F.N.B. In some cases, we will adopt and assume the separate plans currently maintained by F.N.B., and in others, we will adopt new plans that will be similar to the plans maintained by F.N.B.

      Stock Options. At the time of the distribution, F.N.B. stock options held by our employees will be automatically converted into options to purchase our common stock. The formula used in this conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. All other terms and conditions of these options will remain the same. The distribution will not have any effect on the exercisability of the converted options, which will continue to be based on continued employment with us. F.N.B. options held by retired employees and our non-employee directors will be converted as follows: (a) one-half will be converted into FNBF options, under the same conversion formula that will apply to employee options and (b) one half of such options will remain F.N.B. stock options, with the number of shares and exercise price of such options being converted in accordance with a similar conversion formula to maintain the economic value of those options.

      Restricted Stock. At the time of the distribution, unvested shares of F.N.B. restricted stock held by our employees will be canceled and replaced with restricted shares of our common stock having a value equal to the value of the canceled shares of F.N.B. restricted stock on the date immediately prior to the distribution. The restricted shares of our common stock will be subject to the same restrictions and terms, including vesting provisions, as the canceled F.N.B. restricted stock.

      Deferred Compensation Plans. At the time of the distribution, we will establish deferred compensation plans for our employees which will be substantially similar to F.N.B.’s deferred compensation plans. The accounts and benefits of current and former employees of F.N.B.’s Florida operations will be transferred to the new plan. In some cases, assets that were held by F.N.B. to help fund its obligations under the deferred compensation plans will be transferred to us to help fund the obligations we will assume.

      401(k) Plans. At the time of the distribution, we will become plan sponsor and assume all liabilities with respect to F.N.B.’s separate 401(k) plan that covers employees and former employees of F.N.B.’s Florida operations. Our 401(k) plan will recognize and maintain all contributions and investment elections made by our employees that were in effect prior to the distribution, subject to all applicable election change rights.

      Health and Welfare Plans. We will assume all liabilities and responsibilities for providing health and welfare benefits to our active employees. As of the distribution date, we intend to establish health and welfare plans that are substantially similar to F.N.B.’s plans or assume health and welfare plans that primarily covered employees of F.N.B.’s Florida operations before the distribution.

      Transition Services Agreement

      On the distribution date, we will enter into a transition services agreement with F.N.B. This agreement will provide that we and F.N.B. will provide each other services in such areas as information management and technology and other areas where we and F.N.B. may need transitional assistance and support. The transition services agreement will provide generally that we and F.N.B. will each undertake to provide substantially the same level of service and use substantially the same degree of care as our respective personnel provided and used in providing such services prior to the execution of the agreement. The agreement generally will extend until the end of the first quarter of fiscal year 2004, but may be terminated earlier under certain circumstances, including a default. We believe that the terms and conditions of the transition services agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

      Trademark Agreement

      On the distribution date, we and F.N.B. will enter into an agreement providing for joint ownership of the corporate logo that appears on the cover of this document, which is a U.S. trademark, Registration No. 2,726,003. We and F.N.B. will each own 50% of the trademark and the good will of the business associated with the trademark. The agreement will provide us with the exclusive right to use the trademark in Florida and provide F.N.B. the exclusive right to use the trademark in Pennsylvania, Ohio and Tennessee. We may also use the trademark in any state other than those in which F.N.B. has the exclusive right to use the trademark, and once we do so, we will have the exclusive right to use the trademark in that state. Likewise, F.N.B. may also use the trademark in any state other than Florida, and once it does so, F.N.B. will have the exclusive right to use the trademark in that state.

HISTORICAL AND PRO FORMA COMBINED CAPITALIZATION

      The following table sets forth our combined capitalization as of September 30, 2003, on a historical and pro forma basis, to give effect to the distribution as if it occurred on September 30, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma balance sheets, including the notes to those statements, included elsewhere in this information statement. The pro forma stockholder’s equity, including retained earnings and accumulated other comprehensive income, was derived from the equity of each of our subsidiaries, including First National Bank of Florida, Southern Exchange Bank, First National Wealth Management Company and Roger Bouchard Insurance, Inc. Retained earnings have been adjusted to reflect dividends and payments to be made to F.N.B. prior to the distribution as well as the after tax impact of any restructuring charges. The pro forma information may not necessarily reflect the debt and capitalization of our business in the future or as it would have been had we been a separate independent company at September 30, 2003, or had the distribution actually been effected on that date.

Certain Financial Arrangements

      Prior to the distribution, we will issue $40 million of trust preferred securities and use these proceeds to fund a $40 million payment from us to F.N.B. prior to the distribution. (The “New Accounting Standards” footnote included in the notes to our December 31, 2002 consolidated financial statements discusses the accounting and regulatory implications of FIN 46 and SFAS 150 on trust preferred securities.) In addition, First National Bank of Florida will borrow approximately $17 million under a subordinated term loan and use these proceeds, along with excess cash flow, to fund a $25 million dividend from First National Bank of Florida to F.N.B. prior to the distribution. In addition, Roger Bouchard Insurance, Inc. will pay an $8 million dividend to F.N.B. prior to the distribution. This dividend will be funded through excess cash flow and a loan from First National Bank of Florida. F.N.B. will receive cash of $73.0 million as a result of a payment of $40.0 million from First National Bankshares of Florida and dividends of $25.0 million from First National Bank of Florida and $8.0 million from Roger Bouchard Insurance, Inc. These payments will provide for desired regulatory capital levels for both us and F.N.B. following the distribution.

	September 30, 2003

		Allocation
		of Subsidiary	Pro Forma
	Historical	Equity(1)	Adjustments		Pro Forma

FHLB debt	$191,918	$—	$—		$191,918
Other long-term debt	2,178	—	—		2,178
Subordinated notes	—	—	17,000	(2)	17,000
Trust preferred securities	—	—	40,000	(2)	40,000

Total long-term debt	194,096	—	57,000		251,096

Stockholder’s equity
Subsidiary equity	440,781	(440,781)	—		—
Preferred stock	—	—	—		—
Common stock	—	461	—		461
Additional paid in capital	—	377,087	(40,000	)(3)	337,087
Retained earnings	—	63,233	(33,000	)(3)
			(2,127	)(4)	28,106
Accumulated other comprehensive income	1,953	—			1,953

Total stockholder’s equity	$442,734	$—	$(75,127)		$367,607

Total capitalization	$636,830	$—	$(18,127)		$618,703

(1)	To reflect the allocation of our equity structure immediately after the distribution. The adjustment to common stock assumes our issuance of 46,082,495 shares (equivalent to the number of shares of F.N.B. common stock outstanding) at par value. Retained earnings is derived from the historical retained earnings of our subsidiaries. The remainder of our subsidiary equity is allocated to additional paid in capital.

(2)	To record the issuance of $40 million of trust preferred securities and the $17 million subordinated term loan. The trust preferred securities will have a term of 30 years with interest accruing at a rate of 3-month libor plus 290 basis points. The $17.0 million of subordinated borrowings will have a term of 7 years with interest accruing at a rate of 3-month libor plus 170 basis points. Refer to the “New Accounting Standards” footnote included in the notes to our audited financial statements for a discussion of the implications of FIN 46 and SFAS 150 on trust preferred securities.

(3)	To record anticipated dividends of $25.0 million from First National Bank of Florida and $8.0 from Roger Bouchard Insurance, Inc. to F.N.B. (Regulatory approval of the $25.0 million dividend by First National Bank of Florida was obtained on November 25, 2003, as such dividend exceeded regulatory limitations. The $8.0 million dividend from Roger Bouchard does not require regulatory approval). To record a $40.0 million payment by us to F.N.B. in connection with the transfer of all of the Florida operations of F.N.B. to us. The purpose of this payment and related trust preferred issuance is to ensure desired capital levels for us and F.N.B.

(4)	To record the balance sheet effect of $3.2 million of additional restructuring charges related to the distribution expected to be incurred during the quarter ending December 31, 2003. The after-tax effect of these items to be incurred is $2.1 million. Through September 30, 2003, restructuring charges incurred related to the distribution totaled $1.9 million.

PRO FORMA FINANCIAL INFORMATION

      The following pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and notes thereto contained in this document. The pro forma condensed consolidated financial information is presented for informational purposes and is intended to depict the combined operations of FNBF. The pro forma condensed consolidated statement of income assumes that the distribution occurred on January 1, 2002, and the pro forma condensed consolidated balance sheet assumes that the distribution occurred on September 30, 2003. This financial information does not purport to reflect our results of operations or financial position that would have occurred had we operated as a separate, independent company. The pro forma adjustments to the accompanying historical consolidated statements of income and consolidated balance sheet are set forth below.

      Also included are the pro forma results of operations for business combinations consummated after December 31, 2002 and accounted for under the purchase method. These purchase business combinations include the acquisition of Southern Exchange Bank (“SEB”) and Lupfer-Frakes, Inc. (“Lupfer”), an insurance agency. These business combinations have been reflected in the pro forma condensed consolidated statement of income as if these acquisitions occurred on January 1, 2002. The pro forma condensed consolidated statement of income reflects all yield adjustments and amortization of identified intangibles resulting from these purchase transactions.

      SEB was acquired through F.N.B.’s acquisition on March 31, 2003 of SEB’s holding company, Charter Banking Corp., for $150.2 million and SEB has been included in our results of operations since that date. SEB was subsequently merged into First National Bank of Florida on October 10, 2003 as part of an internal reorganization. At the time of its acquisition, SEB had assets with an assigned fair value of $795.6 million, including goodwill of $101.9 million and core deposit intangibles of $1.1 million.

      Lupfer was acquired by our insurance agency, Roger Bouchard Insurance, Inc. (“RBI”) on July 1, 2003. RBI purchased the stock of Lupfer for $9.3 million resulting in the recognition of $7.7 million of goodwill and $1.3 million in customer renewal lists.

PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
Year Ended December 31, 2002
(In thousands, except share and per share data)
UNAUDITED

			First National					First National
		Elimination of	Bankshares of	Southern				Bankshares of
	F.N.B.	Pennsylvania	Florida, Inc.	Exchange	Lupfer-			Florida, Inc.
	Corporation	Operations	Historical	Bank	Frakes Inc.	Adjustments		Pro Forma

Total interest income	$426,784	$275,853	$150,931	$29,662	$28			$180,621
Total interest expense	145,671	98,372	47,299	12,671	75	$2,522	(A)	62,567
Net interest income	281,113	177,481	103,632	16,991	(47)	(2,522)		118,054
Provision for loan losses	19,094	13,624	5,470	372				5,842

Net interest income after provision for loan losses	262,019	163,857	98,162	16,619	(47)	(2,522)		112,212
Total non-interest income	120,873	66,145	54,728	3,975	6,017			64,720
Merger related expenses	42,365	41,952	413					413
Total other non-interest expenses	247,079	143,051	104,028	11,951	5,333	1,444	(B)	122,756

Income (loss) before income taxes	93,448	44,999	48,449	8,643	637	(3,966)		53,763
Income tax expense (benefit)	30,113	13,728	16,385	3,334	246	(1,531	)(C)	18,434

Net income (loss)	$63,335	$31,271	$32,064	$5,309	$391	$(2,435)		$35,329

Earnings per share*:
Basic	$1.37	$0.67	$0.70					$0.77
Diluted	$1.35	$0.66	$0.68					$0.75
Average shares outstanding*:
Basic	46,010,997	46,010,997	46,010,997					46,010,997
Diluted	47,071,874	47,071,874	47,071,874					47,071,874

*   Per share amounts and average shares outstanding have been restated to reflect the 5 percent stock dividend declared on April 28, 2003.

PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
Nine months ended September 30, 2003
(In thousands, except share and per share data)
UNAUDITED

			First National					First National
		Elimination of	Bankshares of	Southern				Bankshares of
	F.N.B.	Pennsylvania	Florida, Inc.	Exchange	Lupfer-			Florida, Inc.
	Corporation	Operations	Historical	Bank	Frakes Inc.	Adjustments		Pro Forma

Total interest income	$317,986	$194,511	$123,475	$7,183	$14			$130,672
Total interest expense	99,024	66,341	32,683	2,653	47	$1,652	(A)	37,035

Net interest income	218,962	128,170	90,792	4,530	(33)	(1,652)		93,637
Provision for loan losses	16,827	12,315	4,512	658				5,170

Net interest income after provision for loan losses	202,135	115,855	86,280	3,872	(33)	(1,652)		88,467
Total non-interest income	100,028	52,360	47,668	1,379	3,317			52,364
Merger related expenses	1,014		1,014	1,441				2,455
Total other non-interest expenses	232,858	141,069	91,789	3,459	3,463	1,083	(B)	99,794

Income (loss) before income taxes	68,291	27,146	41,145	351	(179)	(2,735)		38,582
Income tax expense (benefit)	19,823	6,282	13,541	136	(69)	(1,055	)(C)	12,553

Net income (loss)	$48,468	$20,864	$27,604	$215	$(110)	$(1,680)		$26,029

Earnings per share:
Basic	$1.05	$0.45	$0.60					$0.57
Diluted	$1.03	$0.44	$0.59					$0.55
Average shares outstanding:
Basic	46,065,527	46,065,527	46,065,527					46,065,527
Diluted	46,935,786	46,935,786	46,935,786					46,935,786

PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET
September 30, 2003
(In thousands)
UNAUDITED

			First National			First National
		Elimination of	Bankshares of			Bankshares of
	F.N.B.	Pennsylvania	Florida, Inc.			Florida, Inc.
	Corporation	Operations	Historical	Adjustments		Pro Forma

ASSETS
Cash and due from banks	$234,904	$121,373	$113,531	$57,000	(D)
				(73,000	)(E)
				(3,165	)(F)	$94,366
Interest bearing deposits with banks and other short term investments	8,731	860	7,871			7,871
Mortgage loans held for sale	25,071	11,252	13,819			13,819
Securities available for sale	1,694,393	886,750	807,643			807,643
Securities held to maturity	41,318	28,199	13,119			13,119
Loans, net of unearned income	5,570,578	3,235,045	2,335,533			2,335,533
Allowance for loan losses	(72,405)	(46,122)	(26,283)			(26,283)
Goodwill	201,879	25,747	176,132			176,132
Other assets	584,018	315,031	268,987			268,987

Total assets	$8,288,487	$4,578,135	$3,710,352	$(19,165)		$3,691,187

LIABILITIES
Deposits
Non-interest bearing	$1,034,426	$595,141	$439,285			$439,285
Interest bearing	5,063,957	2,766,483	2,297,474			2,297,474
Short-term borrowings	781,029	480,305	300,724			300,724
Long-term debt	716,600	522,504	194,096	$57,000	(D)	251,096
Other liabilities	95,688	59,649	36,039	(1,038	)(F)	35,001
Total stockholders’ equity	596,787	154,053	442,734	(73,000	)(E)
				(2,127	)(F)	367,607

Total liabilities and stockholders’ equity	$8,288,487	$4,578,135	$3,710,352	$(19,165)		$3,691,187

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(A)	To record additional interest expense related to the $40.0 million trust preferred issuance and the $17.0 million of subordinated borrowings. The $40.0 million of trust preferred securities will have a term of 30 years with interest accruing at a rate of 3-month libor plus 290 basis points. The $17.0 million of subordinated borrowings will have a term of 7 years with interest accruing at a rate of 3-month libor plus 170 basis points. Refer to the “New Accounting Standards” footnote included in the notes to our audited financial statements for a discussion of the implications of FIN 46 and SFAS 150 on trust preferred securities.

(B)	To record the additional incremental expenses we expect to incur as a separate publicly traded company. Examples of such expenses include: legal fees, investor relations costs, internal and external audit costs, shareholder services, director fees, salary and benefits associated with additions to staff functions and other miscellaneous expenses. The more significant annual costs components include the following (in thousands):

Director fees	$395
Shareholder services	325
Staff additions – audit, risk management, legal	400
Third party services for legal, accounting and auditing	175
Investor relations	75

(C)	To record the income tax impact of the pro forma adjustments at our statutory income tax rate of 38.6%.

(D)	To record proceeds from the issuance of $40.0 million of trust preferred securities and $17.0 million of subordinated borrowings.

(E)	To record anticipated dividends of $25.0 million from First National Bank of Florida and $8.0 from Roger Bouchard Insurance, Inc. to F.N.B. Corporation. (Regulatory approval of the $25.0 million dividend by First National Bank of Florida was obtained on November 25, 2003, as such dividend exceeded regulatory limitations. The $8.0 million dividend from Roger Bouchard Insurance does not require regulatory approval.) To record $40.0 million payment by us to F.N.B. in connection with the transfer to us of all of the Florida operations of F.N.B. The purpose of this payment and related trust preferred issuance is to maintain desired capital levels for us and F.N.B.

(F)	To record the balance sheet effect of $3.2 million of additional restructuring charges related to the distribution expected to be incurred during the quarter ended December 31, 2003. The after-tax effect of these items to be incurred is $2.1 million. Through September 30, 2003, restructuring charges incurred related to the distribution totaled $1.9 million. Total anticipated restructuring charges of $5.1 million consist of the following (in thousands):

Employee severance and benefits	$3,490
Data processing contract termination costs	1,583
Other miscellaneous expenses	40

SELECTED FINANCIAL DATA

      The following table sets forth certain selected consolidated financial data, which have been derived from our audited consolidated financial statements for each of the three years in the period ended December 31, 2002 and from our unaudited consolidated financial statements for the two years ended December 31, 1999 and 1998 and the nine months ended September 30, 2003 and 2002. The unaudited financial information has been prepared on the same basis as our audited financial statements and reflects all necessary adjustments and reclassifications in accordance with generally accepted accounting principles. The historical information may not be indicative of our future performance as an independent company. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the notes thereto and the pro forma financial information included elsewhere in this document.

	Nine Months Ended
	September 30,		Year Ended December 31,

	(Unaudited)					(Unaudited)	(Unaudited)
	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands, except per share data)
Total interest income	$123,475	$112,721	$150,931	$148,728	$150,196	$127,455	$107,682
Total interest expense	32,683	36,124	47,299	65,316	74,606	55,896	50,354
Net interest income	90,792	76,597	103,632	83,412	75,590	71,559	57,328
Provision for loan losses	4,512	4,015	5,470	4,468	5,589	3,881	2,499
Total non-interest income	47,668	40,549	54,728	47,980	36,281	35,140	26,207
Total non-interest expense	92,803	75,715	104,441	93,588	75,964	79,778	59,858
Merger expenses	1,014	413	413	2,714	—	1,527	470
Net income	27,604	24,544	32,064	21,216	19,755	16,365	13,470
At Period-End
Total assets	$3,710,352	$2,623,555	$2,735,204	$2,202,004	$2,125,737	$1,936,455	$1,484,078
Loans, net of unearned income	2,335,533	1,931,337	1,960,895	1,704,831	1,594,729	1,439,260	1,203,009
Deposits	2,736,759	2,062,121	2,122,052	1,760,163	1,686,505	1,506,236	1,239,767
Long-term debt	194,096	65,601	50,591	65,622	68,822	71,533	309
Total stockholder’s equity	442,734	263,669	268,081	179,466	170,874	150,389	112,335
Per Common Share
Net income
Basic	$.60	$.53	$.70	$.48	$.44	$.36	$.30
Diluted	.59	.52	.68	.47	.43	.35	.29
Book value	9.61	5.73	5.79	4.05	3.60	3.32	2.52
Ratios
Return on average assets	1.09%	1.29%	1.25%	1.00%	.97%	.96%	1.06%
Return on average equity	9.62	12.83	12.63	12.27	12.13	12.46	10.25
Average equity to average assets	11.31	10.06	9.89	8.11	7.98	13.01	9.70
Allowance for loan losses as a percentage of total loans	1.13	1.09	1.09	1.10	1.08	.99	.99
Annualized charge-offs as a percentage of average loans	.13	.23	.22	.19	.16	.09	.16

      Selected financial data as of and for the nine-month period ended September 30, 2003 includes Southern Exchange Bank (“SEB”), which was acquired in connection with F.N.B.’s acquisition of SEB’s holding company, Charter Banking Corp., on March 31, 2003. Refer to the “Subsequent Events” footnote contained in the Notes to the Consolidated Financials Statements for further information regarding the acquisition of SEB by F.N.B. and proposed spin-off of the Florida operations. SEB increased total assets by $795.6 million, stockholder’s equity by $150.2 million and book value per common share by $3.26. Prior year selected financial data include transactions accounted for as poolings of interests. Selected financial data for the years ended December 31, 2000, 1999 and 1998 reflect the historical financial data of Citizens Community Bancorp, Inc. and Onesource Group, Inc., which were acquired in 2001 in transactions accounted for as poolings of interest. The selected financial data for the year ended December 31, 1998 includes the historical financial data of Roger Bouchard Insurance, Inc. and Guaranty Bank & Trust, which were acquired in 1999 in transactions accounted for as poolings of interest. Refer to the “Mergers and Acquisitions” footnote contained in the notes to our audited consolidated financial statements.

CERTAIN FINANCING ARRANGEMENTS

      In connection with the distribution, we intend to enter into certain financing arrangements, the material terms of which are described below, primarily to ensure that both F.N.B. and we are “well capitalized” under the policies of the Board of Governors of the Federal Reserve System following the distribution. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and the notes thereto and the pro forma financial information included elsewhere in this document.

Subordinated Loan

      Prior to the distribution, First National Bank of Florida will enter into a $17 million subordinated loan with one of our correspondent banks. We anticipate that this subordinated loan will have a maturity of seven years and will bear interest at a rate based on LIBOR plus 170 basis points. As described below, First National Bank of Florida will dividend the proceeds from this subordinated loan to F.N.B.

Trust Preferred Offering

      Prior to the distribution, we intend to issue $40 million of trust preferred securities. To facilitate this trust preferred offering, we will form a new wholly owned trust subsidiary. We anticipate the newly formed trust will sell, in a private transaction, $40 million of its floating rate capital securities. In addition, we will purchase from the trust approximately $1.2 million of the trust’s common securities. The trust will use the proceeds from the sale of its capital and common securities to purchase up to $41.2 million of our floating rate junior subordinated debentures. The trust’s securities and our debentures held by the trust will have a 30-year maturity and will bear interest quarterly at a floating rate based on LIBOR plus 290 basis points. We believe that the proceeds from the sale of the trust preferred securities will be accorded Tier 1 capital treatment under the policies of the Board of Governors of the Federal Reserve System and the debentures will be treated as debt for federal income tax purposes, allowing us to deduct interest payments made on the debentures. As described in more detail below, in exchange for certain of F.N.B.’s assets, we will pay the net proceeds from this trust preferred offering to F.N.B. to be held in escrow as described below.

Dividends to F.N.B.

      Immediately prior to the distribution, First National Bank of Florida will pay a $25 million cash dividend to F.N.B. The dividend will be funded through the $17 million subordinated loan described above and $8 million of retained earnings. In addition, Roger Bouchard Insurance, which will be our wholly owned subsidiary following the distribution, will also pay an $8 million dividend to F.N.B., its sole shareholder prior to the distribution. The $8 million dividend paid by Roger Bouchard Insurance will be funded through excess cash flow and a loan from First National Bank of Florida.

Asset Exchange with F.N.B.

      Following the financial arrangements discussed above, but prior to the distribution, F.N.B. will transfer to us all outstanding stock of its wholly owned subsidiaries, First National Bank of Florida, First National Wealth Management Company and Roger Bouchard Insurance. In consideration of the transfer to us of these assets, we will assume all liabilities associated with F.N.B.’s Florida operations, issue to F.N.B. the shares of our common stock which will be delivered to F.N.B.’s shareholders pro rata in the distribution, and transfer to F.N.B. the net proceeds from our trust preferred offering described above. The net proceeds from our trust preferred offering will be held in escrow by F.N.B. and may only be used by F.N.B. for the payment of third-party debt outstanding as of the distribution date. In the event that the net proceeds from our trust preferred offering exceed the amount of F.N.B.’s third-party debt on the distribution date, only that portion of our net proceeds that equals the amount of F.N.B.’s third-party debt will be provided to F.N.B. in exchange for the assets described above. The remainder of the net proceeds, if any, will be retained by us for general corporate purposes.

DIVIDEND POLICY

      The declaration and payment of dividends will be at the discretion of our board of directors and will be subject to our financial results and the availability of surplus funds to pay dividends. Florida law prohibits us from paying dividends or otherwise distributing funds to our shareholders, except out of legally available surplus. In addition, because we are a holding company and will conduct almost all of our operations through our subsidiaries, our ability to pay dividends to our shareholders will be subject to the ability of our subsidiaries to pay dividends to us. Our bank and trust company subsidiaries will be restricted in their ability to pay dividends under the national banking laws and by regulations of the OCC. Under the National Bank Act, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Also, the approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of any required transfers to surplus.

      After the distribution, we intend to pay quarterly dividends on our common stock at an initial annual rate of $0.28 per share, although no action has yet been taken by our board of directors regarding the payment of dividends and there can be no assurance as to the amount of our future dividend payments.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with “Selected Financial Data,” the consolidated financial statements and the notes thereto and the pro forma financial information included elsewhere in this document. This discussion contains forward-looking statements. Please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7 for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from F.N.B.

      We were incorporated under the laws of the State of Florida on August 12, 2003 as a wholly owned subsidiary of F.N.B. We will have no material assets or activities until the contribution of F.N.B.’s Florida operations, as described in this document. After the distribution, we will be an independent public company, with F.N.B. having no continuing ownership interest in us.

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect the historical financial position, results of operations, and cash flows of the businesses to be transferred to us from F.N.B. prior to the distribution. The financial information included in this document, however, is not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.

      All material intercompany transactions between entities included in our consolidated financial statements have been eliminated. We have been allocated certain F.N.B. corporate assets, liabilities and expenses based on an estimate of the proportion of such amounts allocable to us, utilizing such factors as total revenues, employee headcount and other relevant factors. We believe that these allocations have been made on a reasonable basis. We believe that all costs allocated to us are a reasonable representation of the costs that we would have incurred if we had performed these functions as a stand-alone company.

      In conjunction with the separation of the F.N.B. businesses, we will enter into various agreements with F.N.B. that address the allocation of assets and liabilities, and that define our relationship with F.N.B. after the distribution, including a Distribution Agreement, a Tax Disaffiliation Agreement, and an Employee Benefits Agreement.

      In connection with the separation from F.N.B., our subsidiaries are expected to incur approximately $5.1 million in restructuring expenses. These expenses, which will be recognized during the third and fourth quarters of 2003, will consist primarily of early retirement expenses, involuntary separation costs and data processing contract termination costs. During the third quarter of 2003, our subsidiaries incurred $1.9 million in restructuring expenses primarily consisting of early retirement and involuntary separation costs.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes the financial statements could reflect different estimates, assumptions, and judgments.

      Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. The most significant accounting policies that we follow are presented in the notes to our consolidated financial statements.

      These policies, along with the disclosures presented in the notes to our consolidated financial statements provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the following accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

      The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

      The loan portfolio represents the largest asset type on the consolidated balance sheet. Leases are carried at the aggregate of the lease payments and the estimated residual value of the leased property, less unearned income.

      Loans are classified as held for sale based on management’s intent to sell them. At the date a loan is determined to be held for sale, the loan is recorded at the lower of cost or market. Any subsequent adjustment as a result of the lower of cost or market analysis is recognized as a valuation adjustment with changes included in non-interest income. These market value assumptions include but are not limited to the timing of a sale, the market conditions for the particular credit and overall investor demand for these assets. Changes in market conditions, interest rate environment, and actual liquidation experience may result in additional valuation adjustments that could adversely impact earnings in future periods.

      Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Our goodwill relates to value inherent in our banking and insurance businesses. The value of this goodwill is dependent upon our ability to provide quality, cost effective services in the face of competition. As such, goodwill value is supported ultimately by revenue which is driven by the volume of business transacted and the market value of the assets under administration. A decline in earnings as a result of a lack of growth or our inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in additional expense and adversely impact earnings in future periods.

Results of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      Net income was $27.6 million for the first nine months of 2003 compared to net income of $24.5 million for the first nine months of 2002. Basic earnings per share were $.60 for the first nine months of 2003 compared to $.53 for the first nine months of 2002. Diluted earnings per share were $.59 for the first nine months of 2003 compared to $.52 for the nine months ended September 30, 2002. Net income for nine months ended September 30, 2003 was reduced $1.2 million, or $.03 per diluted share, as a result of restructuring expenses incurred in connection with the proposed spin-off transaction. Results of operations include Southern Exchange Bank (SEB), which was acquired on March 31, 2003.

      The following table provides information regarding the average balances and yields and rates on interest earning assets and interest bearing liabilities (dollars in thousands):

	Nine Months Ended September 30,

	2003			2002

		Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

Interest earning assets:
Interest bearing deposits with banks	$793	$9	1.52%	$5,984	$90	2.01%
Federal funds sold	12,483	108	1.16	62,257	800	1.72
Taxable investment securities (1)	628,748	18,603	3.96	294,367	11,850	5.38
Non-taxable investment securities (2)	80,288	3,887	6.47	18,567	956	6.88
Loans (3)	2,208,550	102,553	6.21	1,851,853	99,340	7.17

Total interest earning assets	2,930,862	125,160	5.71	2,233,028	113,036	6.77

Cash and due from banks	101,855			83,592
Allowance for loan losses	(24,694)			(20,290)
Premises and equipment	110,636			76,970
Other assets	270,924			170,378

	$3,389,583			$2,543,678

Liabilities
Interest bearing liabilities:
Deposits:
Interest bearing demand	$438,386	1,909	.58	$398,333	2,652	.89
Savings	842,558	8,183	1.30	555,431	7,750	1.87
Other time	850,831	17,530	2.75	694,235	21,034	4.05
Short-term borrowings	265,637	1,644	.83	194,972	1,562	1.07
Long-term debt	151,180	3,417	3.02	65,613	3,126	6.37

Total interest bearing liabilities	2,548,592	32,683	1.71	1,908,584	36,124	2.53

Non-interest bearing demand	421,005			341,748
Other liabilities	36,467			37,558

	3,006,064			2,287,890

Stockholder’s equity	383,519			255,788

	$3,389,583			$2,543,678

Excess of interest earning assets over interest bearing liabilities	$382,270			$324,444

Net interest income		$92,477			$76,912

Net interest spread			4.00%			4.24%

Net interest margin (4)			4.22%			4.61%

(1)	The average balances and yields earned on securities are based on historical cost.

(2)	The amounts are reflected on a fully taxable equivalent basis using the federal statutory tax rate of 35%, adjusted for certain federal tax preferences.

(3)	Average balances include non-accrual loans. Loans consist of average total loans less average unearned income. The amount of loan fees included in interest income on loans is immaterial.

(4)	Net interest margin is calculated by dividing the difference between total interest earned and total interest paid by total interest earning assets.

      Net interest income, our primary source of earnings, is the amount by which interest and fees generated by interest earning assets, primarily loans and securities, exceed interest expense on deposits and borrowed funds. During the nine months ended September 30, 2003, net interest income, on a fully taxable equivalent basis, totaled $92.5 million, an increase of 20.2% as compared to $76.9 million for the nine months ended September 30, 2002. We were able to grow net interest income by increasing interest earning assets and effectively managing interest paid on deposits. We believe that we will be able to continue to successfully generate additional net interest income through growth in earning assets, in particular commercial loans. The demographics of the markets we serve provide access to commercial loan growth opportunities. With rates at a historical low point, we will have limited ability to lower certain deposit rates further. Net interest income consisted of interest income of $125.2 million and interest expense of $32.7 million for the first nine months of 2003 compared to $113.0 million and $36.1 million, respectively, for the first nine months of 2002. The yield on interest earning assets decreased by 106 basis points and the rate paid on interest bearing liabilities decreased by 82 basis points. Net interest margin decreased from 4.61% at September 30, 2002 to 4.22% at September 30, 2003. The decline in the margin can be attributed to SEB, which reduced our margin by 25 basis points, and the acceleration of prepayments and repricing of interest earning assets. Consistent with the industry, we expect to continue to deal with margin compression throughout the remainder of 2003 and into 2004. The impact of future rate changes on our net interest income is discussed further under the “Liquidity and Interest Rate Sensitivity” caption below.

      The following table sets forth certain information regarding changes in net interest income attributable to changes in the volumes of interest earning assets and interest bearing liabilities and changes in the rates for the nine months ended September 30, 2003:

	Volume	Rate	Net

	(in thousands)
Interest Income
Interest bearing deposits with banks	$(59)	$(23)	$(82)
Federal funds sold	(492)	(200)	(692)
Securities	11,782	(2,098)	9,684
Loans	10,538	(7,325)	3,213

Net Change	$21,769	$(9,646)	$12,123

Interest Expense
Deposits:
Interest bearing demand	302	$(1,045)	$(743)
Savings	1,055	(622)	433
Other time	8,283	(11,787)	(3,504)
Short-term borrowings	215	(133)	82
Long-term debt	4,077	(3,786)	291

	13,932	(17,373)	(3,441)

Net Change	$7,837	$7,727	$15,564

      The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

      Interest expense on deposits decreased $3.8 million, or 12.1%, in 2003 while average interest bearing deposits increased by $483.8 million. The merger of SEB increased interest expense on deposits by $3.1 million and average interest bearing liabilities by $278.7 million. Excluding SEB, the average balance in interest bearing demand and savings deposits increased $24.6 million and $228.0 million, respectively, while time deposits decreased $47.5 million. We continued to generate non-interest bearing deposits successfully as such deposits, excluding SEB, increased by $49.0 million, or 14.3%, in 2003. Interest expense on short-term borrowings increased by $82,000 and the interest rate paid decreased by 24 basis points in 2003. Interest expense on long-term debt increased $291,000 in 2003 despite an $85.6 million increase in average long-term debt as the rate paid decreased 335 basis points.

      The provision for loan losses charged to operations is a direct result of management’s analysis of the adequacy of the allowance for loan losses which takes into consideration factors, including qualitative factors, relevant to the collectibility of the existing portfolio. The provision for loan losses increased from $4.0 million for the nine months ended September 30, 2002 to $4.5 million for the same period in 2003.

      Total non-interest income increased 17.6% from $40.5 million for the nine months ended September 30, 2002 to $47.7 million in 2003. This increase was primarily attributable to our continued transformation to a diversified financial services company. For the nine months ended September 30, 2003, insurance commissions and fees, securities commissions and fees, service charges and trust fees increased 8.7% from $33.6 million to $36.5 million in 2003. These higher levels of fee income are attributable to growth in insurance, expanded banking services and our continued focus on providing a wide array of wealth management services, such as annuities, mutual funds and trust services. We have dedicated significant resources to expanding traditional banking services and generating insurance commissions and fees, investment service charges and trust fees and expect fee income in these areas to continue to grow. The demographics of the markets we serve provide for opportunities to continue to grow fee income from investment and trust services. Gains on the sale of mortgage loans for the nine-month period ended September 30, 2003 increased 57.2% to $5.0 million as compared to $3.2 million for the same period in 2002. The increase in gains on the sale of mortgage loans was a direct result of increases in homeowner refinancing driven by mortgage interest rates declining to historical low levels. As mortgage interest rates increase, we anticipate this level of growth in gains on the sale of mortgage loans to decline.

      Total non-interest expense increased 22.6% from $75.7 million for the nine months ended September 30, 2002 to $92.8 million for the same period in 2003. Included in non-interest expenses were merger costs associated with SEB of $1.0 million in 2003 and with Central Bank Shares of $413,000 in 2002. These expenses were primarily employment obligations, involuntary separation costs associated with the terminated employees and early retirement costs. In addition, we recorded $1.9 million of restructuring expenses related to the distribution. For the nine months ended September 30, 2003, salary expense was $57.0 million, an increase of $12.6 million as compared to $44.3 million for the same period in 2002. The increase is due to increased health care costs, the merger of SEB in 2003 and the proposed spin-off transaction.

      Our income tax expense was $13.5 million for the nine months ended September 30, 2003 compared to $12.9 million for the same period in 2002. The 2003 effective tax rate of 32.9% was lower than the 35.0% federal statutory tax rate due to the tax benefits resulting from tax-exempt instruments and excludable dividend income.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

      Net income was $32.1 million for 2002 compared to net income of $21.2 million in 2001. Basic earnings per share were $.70 and $.48 for 2002 and 2001, while diluted earnings per share were $.68 and $.47 for those same periods. Common comparative ratios for results of operations include the return on average assets and the return on average equity. Our return on average assets was 1.25% for 2002 compared to 1.00% for 2001, while our return on average equity was 12.63% for 2002 and 12.33% for 2001.

      Full year 2002 diluted earnings were reduced $.03 per share due to pre-tax merger expenses and a prepayment penalty on early termination of FHLB debt totaling $1.9 million. Full year 2001 diluted earnings were reduced $.04 per share due to pre-tax merger expenses totaling $2.7 million.

Net Interest Income

      Net interest income, on a fully taxable equivalent basis, increased by 24.2% to $104.0 million in 2002, as average net interest earning assets increased by $57.3 million. Net interest income, on a fully taxable equivalent basis, was $83.8 million for 2001. Net interest income consisted of interest income of $151.3 million and interest expense of $47.3 million for 2002, compared to $149.1 million and $65.3 million, respectively, in 2001. Our net interest margin increased 27 basis points to 4.60% for 2002.

      The following table provides information regarding the average balances and yields and rates on interest earning assets and interest bearing liabilities (dollars in thousands):

	Year Ended December 31,

	2002			2001			2000

		Interest			Interest				Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

Interest earning assets:
Interest bearing deposits with banks	$3,070	$42	1.37%	$1,168	$65	5.57%	$1,522	$90	5.91%
Federal funds sold	60,374	989	1.64	69,283	3,174	4.58	24,429	1,643	6.73
Taxable investment securities (1)	302,278	16,042	5.31	225,949	13,514	5.98	240,292	15,113	6.29
Non-taxable investment securities (2)	18,210	1,242	6.82	16,984	1,152	6.78	18,460	1,250	6.77
Loans (3)	1,876,611	133,027	7.09	1,619,843	131,190	8.10	1,560,911	132,490	8.49

Total interest earning assets	2,260,543	151,342	6.69	1,933,227	149,095	7.71	1,845,614	150,586	8.16

Cash and due from banks	85,998			69,462			66,452
Allowance for loan losses	(20,611)			(17,552)			(15,825)
Premises and equipment	73,715			66,913			68,272
Other assets	167,963			81,960			74,916

	$2,567,608			$2,134,010			$2,039,429

Liabilities
Interest bearing liabilities:
Deposits:
Interest bearing demand	$399,038	2,485	0.62	$354,325	5,270	1.49	$320,651	6,573	2.05
Savings	589,289	11,855	2.01	408,911	11,427	2.79	392,670	15,579	3.97
Other time	680,358	26,786	3.94	669,028	39,315	5.88	615,905	36,496	5.93
Short-term borrowings	193,648	1,994	1.03	160,329	5,067	3.16	198,105	11,583	5.85
Long-term debt	65,566	4,179	6.37	65,293	4,237	6.49	73,992	4,375	5.91

Total interest bearing liabilities	1,927,899	47,299	2.45	1,657,886	65,316	3.94	1,601,323	74,606	4.66

Non-interest bearing demand deposits	348,260			279,883			253,036
Other liabilities	37,540			23,270			22,224

	2,313,699			1,961,039			1,876,583

Stockholder’s equity	253,909			172,971			162,846

	$2,567,608			$2,134,010			$2,039,429

Excess of interest earning assets over interest bearing liabilities	$332,644			$275,341			$244,291

Net interest income		$104,043			$83,779			$75,980

Net interest spread			4.24%			3.77%			3.50%

Net interest margin (4)			4.60%			4.33%			4.12%

(1)	The average balances and yields earned on securities are based on historical cost.

(2)	The amounts are reflected on a fully taxable equivalent basis using the federal statutory tax rate of 35%, adjusted for certain federal tax preferences.

(3)	Average balances include non-accrual loans. Loans consist of average total loans less average unearned income. The amount of loan fees included in interest income on loans is immaterial.

(4)	Net interest margin is calculated by dividing the difference between total interest earned and total interest paid by total interest earning assets.

      During 2002, interest rates declined to the lowest point in recent history as the Federal Reserve Board continued to reduce the federal funds rate in an attempt to revive the nation’s sluggish economy. This monetary policy significantly influenced our asset and liability management. Despite the declining interest rate environment, our net interest margin increased 27 basis points as the yield on interest earning assets decreased by 102 basis points and the rate paid on interest bearing liabilities decreased by 149 basis points. Without future increases in rates by the Federal Reserve Board, we will begin to experience future margin compression. The impact of future rate changes on our net interest income is discussed further under the caption “Liquidity and Interest Rate Sensitivity.”

      For 2002, interest income on loans, on a fully taxable equivalent basis, increased 1.4% from $131.2 million to $133.0 million. This increase resulted from favorable loan volumes as average loans increased by $256.8 million.

      Interest expense on deposits decreased $14.9 million, or 26.6%, in 2002 while average interest bearing deposits increased by $236.4 million. The average balance in interest bearing demand, savings and time deposits increased $44.7 million, $180.4 million, and $11.3 million, respectively. We continued to generate non-interest bearing deposits successfully as such deposits increased by $68.4 million, or 24.4%, in 2002. Interest expense on short-term borrowings, consisting primarily of repurchase agreements, decreased by $3.1 million and the interest rate paid decreased by 213 basis points in 2002. Interest expense on long-term debt decreased $58,000 in 2002 as a result of a 12 basis point decline in the interest rate.

      The following table sets forth certain information regarding changes in net interest income attributable to changes in the volumes of interest earning assets and interest bearing liabilities and changes in the rates for the periods indicated (in thousands):

	Year Ended December 31,

	2002			2001

	Volume	Rate	Net	Volume	Rate	Net

Interest Income
Interest bearing deposits with banks	$73	$(96)	$(23)	$(20)	$(5)	$(25)
Federal funds sold	(365)	(1,820)	(2,185)	1,852	(321)	1,531
Securities	3,866	(1,248)	2,618	(976)	(721)	(1,697)
Loans	8,609	(6,772)	1,837	5,999	(7,299)	(1,300)

Net Change	$12,183	$(9,936)	$2,247	$6,855	$(8,346)	$(1,491)

Interest Expense
Deposits:
Interest bearing Demand	$768	$(3,553)	$(2,785)	$814	$(2,117)	$(1,303)
Savings	1,169	(741)	428	671	(4,823)	(4,152)
Other time	678	(13,207)	(12,529)	3,124	(305)	2,819
Short-term borrowings	1,370	(4,443)	(3,073)	(1,910)	(4,606)	(6,516)
Long-term debt	17	(75)	(58)	(836)	698	(138)

	4,002	(22,019)	(18,017)	1,863	(11,153)	(9,290)

Net Change	$8,181	$12,083	$20,264	$4,992	$2,807	$7,799

      The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

Non-Interest Income

      Total non-interest income increased 14.1% to $54.7 million in 2002 from $48.0 million in 2001. Insurance commissions and fees increased 8.7% from $23.4 million in 2001 to $25.4 million in 2002. Service charges on deposit accounts increased 22.9% during 2002. Income from wealth management services increased $1.3 million, or 37.9%, to $4.7 million in 2002 compared to $3.4 million in 2001.

These higher levels of fee income are attributable to growth in insurance, expanded banking services and our continued focus on providing a wide array of wealth management services, such as annuities, mutual funds and trust services. Our insurance commissions from workmen’s compensation policies, provided specifically to employee leasing companies, have declined and are not expected to return to historical levels as insurance carriers have discontinued providing coverage to this market segment. During 2002, we recognized insurance commissions totaling $2.8 million for this line of business.

Non-Interest Expense

      Total non-interest expense increased 11.7% from $93.5 million in 2001 to $104.4 million in 2002. During 2002, we recorded merger costs associated with our acquisition of Central Bank Shares, Inc. of $413,000. These expenses were primarily involuntary separation costs associated with terminated employees, early retirement and other employment-related expenses, professional fees and data processing conversion charges. Salary and employee benefits increased 25.0% to $60.5 million in 2002. The increase is due to the acquisition of Central Bank Shares and increased health care costs in 2002. In addition, we incurred a pre-payment penalty of $1.6 million in connection with the early retirement of $15.0 million of high interest rate debt with the Federal Home Loan Bank. The prepayment penalty is included in other non-interest expense.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net income increased 7.4% to $21.2 million in 2001 from $19.8 million in 2000. Basic and diluted earnings per share were $.48 and $.47 for 2001 and $.44 and $.43 in 2000, respectively. Full-year 2001 diluted earnings were reduced by $.04 per share due to pre-tax merger and consolidation expenses of $2.7 million. Our return on average assets was 1.00% for 2001 compared to .97% for 2000, while our return on average equity was 12.33% for 2001 and 12.20% for 2000.

      Net interest income, on a fully taxable equivalent basis, increased by 10.3% to $83.8 million. Net interest income consisted of interest income of $149.1 million and interest expense of $65.3 million in 2001 compared to $150.6 million and $74.6 million, respectively, in 2000. Our net interest margin increased 21 basis points to 4.33% for 2001.

      Interest income on loans, on a fully taxable equivalent basis, decreased 1.0% from $132.5 million in 2000 to $131.2 million in 2001. This decrease was a result of the declining interest rate environment as average loan volumes increased by $58.9 million.

      Interest expense on deposits decreased $2.6 million or 4.5% in 2001 while average interest bearing deposits increased $103.0 million. The average balance in interest bearing demand, savings and time deposits increased $33.7 million, $16.2 million and $53.1 million, respectively. Non-interest bearing deposits increased by $26.8 million, or 10.6%, in 2001. Interest expense on short-term borrowings decreased by $6.5 million and the interest rate paid decreased by 269 basis points in 2001. Interest expense on long-term debt decreased $138,000 in 2001 due to a $8.7 million decrease in average long-term debt.

      Total non-interest income increased 32.2% from $36.3 million in 2000 to $48.0 million in 2001. Insurance commissions and fees, service charges and trust fees increased 31.9% from $28.9 million in 2000 to $38.1 million in 2001. These higher levels of fee income are attributable to our insurance agency acquisitions, expansion of our banking services and our continued focus on providing a wide array of wealth management services, such as annuities, mutual funds and trust services.

      Total non-interest expense increased 23.2% from $75.9 million in 2000 to $93.6 million in 2001. During 2001, we recorded a pre-tax charge of $4.0 million, or $.06 per diluted share on an after-tax basis, to cover estimated legal expenses associated with five lawsuits filed against our subsidiary bank. The plaintiffs allege that a third-party independent administrator misappropriated funds from their individual retirement accounts held by the subsidiary bank. Additionally, we recognized $2.7 million of merger-

related costs in connection with the acquisition of several insurance companies during 2001. We also recognized $2.1 million in expenses relating to our charter consolidation plan. In addition, non-interest expense increased due to insurance agency purchases during the second half of 2000 and the first half of 2001.

Financial Condition

Liquidity and Interest Rate Sensitivity

      Our goal in liquidity management is to meet the cash flow requirements of depositors and borrowers as well as our operating cash needs, with cost-effective funding. Liquidity is centrally managed on a daily basis by treasury personnel. In addition, our Corporate Asset/Liability Committee (ALCO), which includes members of executive management, reviews liquidity on a periodic basis and approves significant changes in strategies which affect balance sheet or cash flow positions. Our board of directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a “well-capitalized” balance sheet and adequate levels of liquidity. This policy designates the ALCO as the body responsible for meeting this objective.

      Liquidity sources from assets include payments from loans and investments as well as the ability to securitize or sell loans and investment securities. Liquidity sources from liabilities are generated through growth in core deposits and, to a lesser extent, the use of wholesale sources which include federal funds purchased, repurchase agreements and public deposits. In addition, the banking affiliates have the ability to borrow from the FHLB. The FHLB advances are a competitively priced and reliable source of funds. We have made limited use of FHLB advances and have a large reserve available for contingency funding purposes. As of September 30, 2003, outstanding advances were $191.9 million, or 5.2% of total assets, while FHLB availability was $701.7 million, or 18.9% of total assets. As of December 31, 2002, outstanding advances were $50.0 million, or 1.8% of total assets, while FHLB availability was $351.3 million, or 12.9% of total assets.

      Core deposits increased $448.7 million during the first nine months of 2003 and increased $384.8 million during the year 2002, providing the primary source of financing for our lending activities, including origination of mortgage loans held for sale in the secondary market. We continued to expand our activities in originating mortgage loans for resale in the secondary market rather than keeping these loans in portfolio. Mortgage loans originated for sale increased due to the decline in mortgage rates during 2003 and 2002. Originations of mortgage loans totaled $290.8 million for the first nine months ended September 30, 2003, $363.3 million for the year 2002, and $217.4 million for the year 2001. The proceeds from the sale of mortgage loans were used to fund the growth in mortgage loan originations.

      The ALCO regularly monitors various liquidity ratios and forecasts of cash position. Management believes that we have sufficient liquidity available to meet our normal operating and contingency funding cash needs.

      Our financial performance is at risk from interest rate fluctuations. This interest rate risk arises due to differences between the amount of interest earning assets and interest bearing liabilities subject to repricing over a period of time, the difference between the change in various interest rates and the embedded options in certain financial instruments. We utilize an asset/liability model to support our balance sheet strategies. We use gap analysis, net interest income simulations and the economic value of equity to measure interest rate risk.

      The following gap analysis measures the our interest rate risk by comparing the difference between the amount of interest earning assets and interest bearing liabilities subject to repricing over a period of time. The ratio of rate sensitive assets to rate sensitive liabilities maturing over a one year period was 1.35 at September 30, 2003, as compared to 1.33 at December 31, 2002. A ratio of more than one indicates a higher level of repricing assets over repricing liabilities, assuming the current interest rate environment.

      Following is the gap analysis as of September 30, 2003 (dollars in thousands):

	Within	4-12	1-5	Over
	3 Months	Months	Years	5 years	Total

Interest Earning Assets
Interest bearing deposits with banks	$762	$	$	$	$762
Federal funds sold	7,109				7,109
Securities	52,465	137,948	533,263	97,086	820,762
Loans, net of unearned income	1,014,819	481,176	783,145	70,212	2,349,352

	$1,075,155	$619,124	$1,316,408	$167,298	3,177,985
Other assets				532,367	532,367

Total	$1,075,155	$619,124	$1,316,408	$699,665	$3,710,352

Interest Bearing Liabilities
Deposits:
Interest checking	$36,864			$418,576	$455,440
Savings	373,246			522,839	896,085
Time deposits	244,325	$260,770	$440,229	625	945,949
Borrowings	314,526	22,044	128,248	30,002	494,820

	$968,961	$282,814	$568,477	$972,042	$2,792,294

Other liabilities				475,324	475,324
Stockholder’s equity				442,734	442,734

Total	$968,961	$282,814	$568,477	$1,890,100	$3,710,352

Period Gap	$106,194	$336,310	$747,931	$(1,190,435)

Cumulative Gap	$106,194	$442,504	$1,190,435

Cumulative Gap as a Percent of Total Assets	2.86%	11.93%	32.08%

Rate Sensitive Assets/ Rate Sensitive Liabilities (Cumulative)	1.11	1.35	1.65	1.14

      Net interest income simulations measure the short-term earnings exposure from changes in market rates of interest in a more rigorous and explicit fashion. Our current financial position is combined with assumptions regarding future business to calculate net interest income under varying hypothetical rate scenarios. The economic value of equity (EVE) measures our long-term earnings exposure from changes in market rates of interest. EVE is defined as the present value of assets minus the present value of liabilities at a point in time. A decrease in EVE due to a specified rate change indicates a decline in the long-term earnings capacity of the balance sheet assuming that the rate change remains in effect over the life of the current balance sheet. The following table presents an analysis of the potential sensitivity of our annual net interest income and EVE to sudden and sustained changes in market rates:

	September 30,	December 31,	December 31,
	2003	2002	2001

Net interest income change (12 months):
- 100 basis points	(4.7)%	(2.3)%	(2.3)%
+ 200 basis points	4.1%	3.6%	4.3%
Economic value of equity:
- 100 basis points	(5.3)%	(8.3)%	(1.7)%
+ 200 basis points	3.2%	(10.7)%	(4.5)%

      The preceding measures assume no change in asset/liability compositions. Thus, the measures do not reflect actions the ALCO may undertake in response to such changes in interest rates. The disclosed measures are within the limits set forth in our Asset/Liability Policy.

      The computation of the prospective effects of hypothetical interest changes requires numerous assumptions regarding characteristics of new business and the behavior of existing positions. These business assumptions are based upon our experience, business plans and published industry experience. Key assumptions employed in the model include asset prepayment speeds, the relative price sensitivity of certain assets and liabilities and the expected life of non-maturity deposits. Because these assumptions are inherently uncertain, actual results will differ from simulated results.

      Changes in the interest rate environment can cause significant fluctuations in the market value of mortgage loans originated for resale in the secondary market. We began utilizing forward loan commitments on mortgage loans in 2002 to offset the risk of decreases in the market values of the loans as a result of increases in interest rates. At September 30, 2003 and December 31, 2002, we had $7.2 million and $31.0 million in forward sales agreements, respectively.

Lending Activity

      Following is a summary of loans (dollars in thousands):

		December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Real Estate:
Residential	$764,948	$631,531	$588,089	$547,430	$509,754	$476,201
Commercial	948,645	744,657	607,855	505,750	458,723	356,679
Construction	300,375	262,619	184,960	182,034	113,503	86,269
Installment loans to individuals	84,788	95,043	88,333	110,101	107,699	100,436
Commercial, financial and agricultural	229,526	204,444	178,224	155,455	136,640	127,758
Lease financing	8,234	24,311	61,553	104,668	129,488	64,721
Unearned income	(983)	(1,710)	(4,183)	(10,709)	(16,547)	(9,055)

	$2,335,533	$1,960,895	$1,704,831	$1,594,729	$1,439,260	$1,203,009

      We strive to minimize credit losses by utilizing credit approval standards, diversifying our loan portfolio by industry and borrower and conducting ongoing review and management of the loan portfolio. We continued to experience strong loan growth as total loans, excluding SEB, increased $204.9 million to $2.3 billion at September 30, 2003. Total loans increased $256.1 million during 2002 to $2.0 billion at December 31, 2002, despite a 60.5%, or $37.2 million, decline in lease financing receivables. The balance of the lease financing receivables has been declining since 2000, when we decided to cease originating automobile leases. This decline was offset by a $257.9 million, or 18.7%, increase in residential, commercial and construction loans secured by real estate and a 14.7%, or $26.2 million, increase in commercial, financial and agricultural loans during 2002.

      Our loan portfolio is well-diversified with a significant portion of the portfolio being made up of loans secured by real estate. Residential, commercial and construction loans secured by real estate accounted for 86.2% and 83.6% of the loan portfolio at September 30, 2003 and December 31, 2002, respectively.

      The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of southwest and central Florida. With the forecasted growth in our primary market over the upcoming years, we anticipate organic growth in our loan portfolio to continue at historical levels.

      As of September 30, 2003 and December 31, 2002, no concentrations of loans exceeding 10% of total loans existed which were not disclosed as a separate category of loans.

      Following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal at December 31, 2002 (in thousands):

	Within	One to	After
	One Year	Five Years	Five Years	Total

Commercial, financial and agricultural	$96,384	$71,152	$36,908	$204,444
Real Estate – construction	169,744	75,193	17,682	262,619

Total	$266,128	$146,345	$54,590	$467,063

      The total amount of loans due after one year includes $55.3 million with floating or adjustable rates of interest and $145.6 million with fixed rates of interest.

Non-Performing Assets

      Non-performing assets include non-performing loans and other real estate owned. Non-performing loans include non-accrual loans and restructured loans. Non-accrual loans represent loans on which interest accruals have been discontinued. It is our policy to discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, all unpaid interest is reversed. Payments on non-accrual loans are generally applied to either principal or interest or both, depending on management’s evaluation of collectibility. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest has been paid or the loan becomes both well secured and in the process of collection. Consumer installment loans are generally charged off against the allowance for loan losses upon reaching 90 to 180 days past due, depending on the installment loan type. Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress.

      Non-performing loans are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

      Following is a summary of non-performing assets (in thousands):

	September 30,	December 31,
	2003	2002

Non-accrual loans	$4,291	$3,965
Restructured loans	—	—

Total Non-Performing Loans	4,291	3,965
Other real estate owned	1,465	1,428

Total Non-Performing Assets	$5,756	$5,393

Non-Performing Loans

      Non-performing loans include non-accrual loans and restructured loans. Non-accrual loans represent loans on which interest accruals have been discontinued. Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress.

      Following is a summary of non-performing loans (dollars in thousands):

		December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Non-accrual loans	$4,291	$3,965	$4,474	$3,759	$2,805	$4,408
Restructured loans	—	—	—	137	88	—

	$4,291	$3,965	$4,474	$3,896	$2,893	$4,408

Non-performing loans as a percentage of total loans	.18%	.20%	.26%	.24%	.20%	.37%

      Loans where information exists about possible credit problems that would cause us to have serious doubts about the borrower’s ability to comply with the current terms of the loan have been reflected within the table summarizing non-performing loans.

      Following is a table showing the amounts of contractual interest income and actual interest income recorded on non-accrual and restructured loans (in thousands):

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Gross interest income that would have been recorded if the loans had been current and in accordance with their original terms	$569	$412	$267	$448	$435	$611
Interest income recorded during the year	$282	$106	$171	$166	$140	$416

      Following is a summary of loans 90 days or more past due, on which interest accruals continue (dollars in thousands):

		December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Loans	$470	$262	$876	$913	$2,216	$786
As a percentage of total loans	.02%	.01%	.05%	.06%	.15%	.06%

Allowance and Provision for Loan Losses

      The allowance for loan losses consists of an allocated and an unallocated component. Management’s analysis of the allocated portion of the allowance for loan losses includes the evaluation of the loan portfolio based upon our internal loan grading system, evaluation of portfolio industry concentrations and the historical loss experience of the remaining balances of the various homogeneous loan pools which comprise the loan portfolio. Specific factors used in the internal loan grading system include the previous loan loss experience with the customer, the status of past due interest and principal payments on the loan, the collateral position and residual value of the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

      The unallocated portion of the allowance is determined based on management’s assessment of historical loss on the remaining portfolio segments in conjunction with the current status of economic conditions, loan loss trends, delinquency and non-accrual trends, credit administration, portfolio growth, concentrations of credit risk and other factors, including regulatory guidance. This determination inherently involves a higher degree of uncertainty, considers current risk factors that may not have yet manifested themselves in our historical loss factors used to determine the allocated component of the allowance, and recognizes that knowledge of the portfolio may be incomplete.

      The provision for loan losses charged to operations in each period presented is a direct result of management’s assessment of the adequacy of the allowance for loan losses at the end of each period. Factors considered in management’s assessment include growth in the loan portfolio, changes in the composition of the loan portfolio, concentrations in credit risk, current trends in net charge-offs, trends in non-performing loans and current economic conditions in the markets in which we operate. The provision for loan losses increased to $4.5 million for the nine months ended September 30, 2003 compared with $4.0 million for the nine months ended September 30, 2002. Factors considered in the level of the provision during the nine months ended September 30, 2003 included the continued decline in the general economy, a slight increase in non accrual loans, increased loan concentrations, primarily in commercial real estate loans and the integration of consistent credit quality rating processes to acquired entities. For 2002, the provision was $5.5 million, as compared to $4.5 million in 2001. The increase in the provision during 2002 reflects additional concentrations in the loan portfolio, primarily in commercial real estate loans, commercial loans and consumer installment loans and the integration of consistent credit quality rating processes to acquired entities. In addition, during the same period net charge-offs increased by $1.1 million, with the majority of the increase in net charge-offs in commercial loans and consumer installment loans. The provision for loan losses decreased from $5.6 million in 2000 to $4.5 million in 2001. Factors contributing to the reduction in the provision include the discontinuation of auto lease financing in 2000 and a $597,000 reduction in commercial loan net charge-offs.

      Charge-offs reflect the realization of losses in the portfolio that were recognized previously through provisions for credit losses. During the nine months ended September 30, 2003, charge-offs totaled $2.2 million compared to $3.1 million for the nine months ended September 30, 2002. Loans charged off in 2002 increased $1.7 million as compared to 2001. Loans charged off in 2001 increased

$833,000 over 2000. Net charge-offs as a percent of average loans were 0.13% for the nine months ended September 30, 2003, 0.22% in 2002, and 0.19% in 2001.

     Following is a summary of changes in the allowance for loan losses (dollars in thousands):

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

Balance at beginning of period	$21,421	$18,714	$17,321	$14,200	$11,879	$11,100
Addition due to mergers and acquisitions	2,506	1,389
Charge-offs:
Real estate – mortgage	(72)	(106)	(51)	(38)	(45)	(38)
Installment loans to individuals	(849)	(1,616)	(1,202)	(727)	(1,074)	(1,007)
Lease financing	(1,999)	(2,386)	(1,829)	(927)	(360)	(127)
Commercial, financial and agricultural	(471)	(1,299)	(604)	(1,161)	(1,750)	(871)

	(3,391)	(5,407)	(3,686)	(2,853)	(3,229)	(2,043)

Recoveries:
Real estate – mortgage	1	79	1	3	57	27
Installment loans to individuals	252	420	200	176	1,261	78
Lease financing	388	623	237	73	108	6
Commercial, financial and agricultural	594	133	173	133	574	212

	1,235	1,255	611	385	2,000	323

Net charge-offs	(2,156)	(4,152)	(3,075)	(2,468)	(1,229)	(1,720)
Provision for loan losses	4,512	5,470	4,468	5,589	3,550	2,499

Balance at end of period	$26,283	$21,421	$18,714	$17,321	$14,200	$11,879

Net charge-offs as a percent of average loans, net of unearned income	.13%	.22%	.19%	.16%	.09%	.16%
Allowance for loan losses as a percent of total loans, net of unearned income	1.13%	1.09%	1.10%	1.08%	.99%	.99%
Allowance for loan losses as a percent of non-performing loans	612.51%	540.25%	418.28%	444.58%	490.84%	269.49%

     Following is a summary of the allocation of the allowance for loan losses (dollars in thousands):

		% of		% of		% of		% of		% of		% of
		Loans in		Loans in		Loans in		Loans in		Loans in		Loans in
		each		each		each		each		each		each
		Category		Category		Category		Category		Category		Category
	September	to Total	Dec. 31,	to Total	Dec. 31,	to Total	Dec. 31,	to Total	Dec. 31,	to Total	Dec. 31,	to Total
	30, 2003	Loans	2002	Loans	2001	Loans	2000	Loans	1999	Loans	1998	Loans

Commercial, financial and agricultural	$6,158	10%	$4,227	10%	$3,500	10%	$3,017	10%	$3,299	9%	$3,136	11%
Real estate – construction	136	13	92	13	100	11	140	11	149	8	84	7
Real estate – mortgage	7,051	73	5,168	71	5,895	70	5,420	66	4,461	67	3,485	69
Installment loans to Individuals	8,256	4	6,341	5	5,194	5	4,228	7	3,814	8	3,238	8
Lease financing	1,356	—	916	1	1,690	4	349	6	266	8	253	5
Unallocated portion	3,326		4,677		2,335		4,167		2,211		1,683

	$26,283	100%	$21,421	100%	$18,714	100%	$17,321	100%	$14,200	100%	$11,879	100%

     We have allocated the allowance according to the amount deemed to be reasonably necessary to provide for the estimated losses being incurred within each of the categories of loans shown in the table above. Management’s allocation considers amounts necessary for concentrations and changes in portfolio mix and volume. The allocation of the allowance should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the sole amount available for future losses within such categories since the total allowance is a general allowance applicable to the entire portfolio.

Investment Activity

     Investment activities serve to enhance overall yield on earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair market value. The relatively short average maturity of all securities provides a source of liquidity to us and reduces the overall market risk of the portfolio.

     During 2002, securities available for sale increased by $154.2 million and securities held to maturity decreased by $3.1 million from December 31, 2001. During the nine months ended September 30, 2003, securities available for sale increased by $439.0 million and securities held to maturity declined by $3.5 million. The net increase in total investments of $435.5 million was primarily attributed to SEB.

     The following table indicates the respective maturities and weighted-average yields of securities (dollars in thousands):

	September 30, 2003		December 31, 2002

		Weighted		Weighted
		Average		Average
	Amount	Yield	Amount	Yield

Obligations of U.S. Treasury and other U.S. Government agencies:
Maturing within one year	$14,342	5.45%	$21,102	5.87%
Maturing after one year within five years	129,972	3.62%	60,553	4.65%
Maturing after five years within ten years	—	—	20,320	1.74%
Maturing after ten years	—	—	1,396	3.91%
State and political subdivisions:
Maturing within one year	1,735	7.45%	1,647	7.20%
Maturing after one year within five years	14,349	6.16%	7,548	6.47%
Maturing after five years within ten years	39,493	6.78%	8,556	6.17%
Maturing after ten years	24,692	7.10%	1,464	7.10%
Other securities:
Maturing within one year	2,411	4.69%	2,302	4.01%
Maturing after one year within five years	—	—	2,461	4.71%
Maturing after five years within ten years	—	—	—	—
Maturing after ten years	17,672	7.95%	15,290	7.92%
Mortgage-backed securities	553,535	4.46%	228,776	5.04%
Equity securities	22,561	4.58%	13,854	4.33%

Total	$820,762	4.65%	$385,269	5.00%

     The weighted average yields for tax exempt securities are computed on a tax equivalent basis.

Deposits and Short-Term Borrowings

     As a commercial bank holding company, our primary source of funds is our deposits. Those deposits are provided by businesses and individuals located within the markets served by our subsidiaries.

     During the nine months ended September 30, 2003, total deposits increased $614.7 million to $2.7 billion, of which $443.3 million is attributable to SEB. Total deposits increased 20.5% to $2.1 billion in 2002. This increase was due to the $327.9 million, or 40.7%, increase in savings and interest checking accounts and the $84.0 million or 30.3% increase in non-interest bearing deposit accounts, partially offset by a decrease of $50.2 million or 7.4% in time deposits.

     Time deposits of $100,000 or more were $380.1 million and $214.0 million at September 30, 2003 and December 31, 2002, respectively. Following is a summary of these time deposits by remaining maturity at September 30, 2003 (in thousands):

	Certificates	Other Time
	of Deposit	Deposits	Total

Three months or less	$52,312	$1,451	$53,763
Three to six months	31,815	1,667	33,482
Six to twelve months	62,760	1,439	64,199
Over twelve months	223,505	5,104	228,609

	$370,392	$9,661	$380,053

     Short-term borrowings, made up of repurchase agreements, federal funds purchased, FHLB advances and other short-term borrowings, increased by $94.6 million during the year ended December 31, 2002 to $260.4 million and increased to $300.7 million during the nine-month period ended September 30, 2003. During 2002, securities sold under repurchase agreements, short-term FHLB advances and Federal Funds purchased increased $65.2 million, $15.4 million and $14.0 million, respectively, as compared to 2001.

     Repurchase agreements are the largest component of short-term borrowings. At September 30, 2003 and December 31, 2002, repurchase agreements represented 83.3% and 88.7% of total short-term borrowings, respectively. Following is a summary of selected information on repurchase agreements (dollars in thousands):

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000

Balance at period-end	$250,418	$231,056	$165,842	$127,943
Maximum month-end balance	251,262	237,094	169,151	130,280
Average balance during period	234,368	191,982	146,709	147,681
Weighted average interest rate at period-end	0.59%	1.02%	3.04%	4.90%

Capital Resources

     The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

     In connection with the distribution, we plan to issue $40.0 million of trust preferred securities in a private offering. The trust preferred securities will bear interest at a rate equal to the three-month LIBOR plus 290 basis points. These securities will qualify as Tier 1 capital under present FRB guidelines. In addition, First National Bank of Florida will enter into a $17.0 million subordinated loan commitment with a correspondent bank. The subordinated loan will have a seven-year maturity and bear interest at a rate based on LIBOR plus 170 basis points. The subordinated loan will qualify as Tier 2 capital.

Capital management is a continuous process. We and our subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. (See the “Regulatory

Matters” section in the notes to our consolidated financial statements). Stockholders’ equity has increased through earnings retention by $7.5 million, $1.1 million and $12.1 million in 2002, 2001 and 2000, respectively. During the nine months ended September 30, 2003, earnings retained totaled $7.7 million. Book value per share was $9.61 at September 30, 2003, $5.79 at December 31, 2002 and $4.05 at December 31, 2001.

     On October 10, 2003, SEB was merged into First National Bank of Florida as part of an internal reorganization. Following are the combined capital ratios as of September 30, 2003 for our banking subsidiaries (dollars in thousands):

			Well Capitalized		Minimum Capital
	Actual		Requirements		Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to risk-weighted assets):	$272,721	10.9%	$250,330	10.0%	$200,264	8.0%
Tier 1 Capital (to risk-weighted assets):	246,438	9.8	150,198	6.0	100,132	4.0
Tier 1 Capital (to average assets):	246,438	7.1	173,198	5.0	138,558	4.0

BUSINESS

     We were incorporated under the laws of the State of Florida on August 12, 2003 as a wholly owned subsidiary of F.N.B. We will have no material assets or activities until the contribution of F.N.B.’s Florida operations as described in this document. After the distribution, we will be an independent public company, and F.N.B. will not have any continuing ownership interest in us.

     We are a financial holding company under the Gramm-Leach-Bliley Act of 1999. We will have three reportable business segments: community banking, insurance agencies, and wealth management. For additional information regarding these segments, refer to the Business Segments footnote in the notes to the consolidated financial statements included in this document. We will own and operate First National Bank of Florida, a national bank, First National Wealth Management Company, a nationally chartered trust company, and Roger Bouchard Insurance, Inc., an insurance agency.

     Through our subsidiaries, we will provide a full range of financial services, principally to consumers and small- to medium-size businesses in our market areas. Our business strategy will be to focus primarily on providing quality, community-based financial services adapted to the needs of each of the markets we serve. Our results have emphasized a community orientation by preserving local advisory boards of directors and by allowing local management certain autonomy in decision-making, enabling them to respond to customer requests more quickly and concentrate on transactions within their market areas. However, while we will preserve some decision-making at a local level, we will establish centralized legal, loan review, accounting, investment, audit, loan operations and data processing functions. The centralization of these processes will enable us to maintain consistent quality of these functions and to achieve certain economies of scale.

     Following is information as of September 30, 2003 regarding our subsidiaries, all of which are wholly owned by us (dollars in thousands).

	Total	Total	Total	Number Of
	Assets	Deposits	Revenues(3)	Officers

First National Bank of Florida(1) Naples, Florida	$3,671,350	$2,736,759	$113,270	61
Roger Bouchard Insurance, Inc. Clearwater, Florida	37,046	—	20,230	11
First National Wealth Management Company(2) Naples, Florida	1,956	—	4,960	5

(1)	Includes Southern Exchange Bank, which was acquired on March 31, 2003 and merged into First National Bank of Florida on October 10, 2003 as part of an internal reorganization.

(2)	Represents information regarding the Florida operations of F.N.B.’s First National Trust Company subsidiary, which will be transferred to First National Wealth Management Company prior to the distribution.

(3)	Represents net interest income and non-interest income for the nine months ended September 30, 2003.

Operations of First National Bank of Florida

      First National Bank of Florida, an existing subsidiary of F.N.B. that will be transferred to us prior to the distribution, offers services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans.

      No material portion of the deposits of First National Bank of Florida has been obtained from a single or small group of customers, and the loss of any customer’s deposits or a small group of customers’ deposits would not have a material adverse effect on our business. The deposits held by First National Bank of Florida have been generated within its market area. The bank does not have any brokered deposits.

      Our lending philosophy is to minimize credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying our loan portfolio by industry and borrower and conducting ongoing review and management of the loan portfolio. We do not have any highly leveraged transaction loans.

      The following is a description of each of the principal types of loans in First National Bank of Florida’s loan portfolio, the relative risk of each type of loan and the steps First National Bank of Florida takes to reduce its risk:

      Commercial Loans. These loans are customarily granted to our established local business customers in our market area on a fully collateralized basis to meet their credit needs. The loans can be extended for periods of between one year and five years and are usually structured to fully amortize over the term of the loan or balloon after the third year or fifth year of the loan with an amortization up to 10 years. The terms and loan structure are dependent on the collateral and strength of the borrower. The loan-to-value ratios range from 50% to 80%. The risks of these types of loans depend on the general business conditions of the local economy and the local business borrower’s ability to sell its products and services in order to generate sufficient business profits to repay First National Bank of Florida under the agreed upon terms and conditions. The value of the collateral held by First National Bank of Florida as a measure of safety against loss is most volatile in this loan category.

      Commercial lending generally involves greater credit risk than residential real estate or consumer lending, and involves risks that are different from those associated with commercial real estate lending. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default may represent an insufficient source of repayment because equipment and other business assets may, among other things, be obsolete or of limited use. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness and projected cash flow of the borrower (and any guarantors), while liquidation of collateral is considered a secondary source of repayment. To manage these risks, First National Bank of Florida’s policy is to secure the commercial loans it makes with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, it actively monitors certain measures of the borrower, including advance rate, cash flow, collateral value and other appropriate credit factors.

      Commercial Real Estate. First National Bank of Florida offers commercial real estate loans to developers of both commercial and residential properties. Because payments on these loans are often dependent on the successful development, operation and management of the properties, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. If the estimate of value proves to be inaccurate, the property may not provide the lender with full repayment in the event of default and foreclosure. First National Bank of Florida seeks to minimize risks by limiting the maximum loan-to-value ratio and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. First National Bank of Florida also actively monitors such measures as advance rate, cash flow, collateral value and other appropriate credit factors. First National Bank of Florida also generally obtains loan guarantees from financially capable parties to the transaction based on a review of personal financial statements.

      Residential Real Estate. We are an active residential mortgage lender. First National Bank of Florida offers both first and second mortgage residential real estate and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for purchases, refinances, home improvements, education and other personal expenditures. Both fixed and variable rate loans are offered with competitive terms and fees. First National Bank of Florida retains loans for its portfolio when it has sufficient liquidity to fund the needs of its established customers and when rates are favorable to retain the loans. The loans that First National Bank of Florida retains for its portfolio are usually structured to balloon after the third year or fifth year with an amortization up to 30 years. These loans are priced according to proper index and margin, and should not lag behind funding costs. First National Bank of Florida also originates certain residential mortgage loans for sale in the secondary loan market. These loans are collateralized by one-to-four family residential real estate and typically sold with servicing rights released. The risk assumed by First National Bank of Florida is conditioned upon its internal controls, loan underwriting and market conditions in the national mortgage market. The risk associated with residential real estate loans is minimized by limiting the maximum loan-to-value ratio and strictly scrutinizing the financial condition of the borrower.

      Construction Real Estate. Our construction loans represent less than 13% of our total loans. Our construction loan portfolio consists of single family residential properties, multi-family properties and commercial projects. Maturities for construction loans generally range from 6 to 24 months for residential property and from 12 to 24 months for non-residential and multi-family properties. Construction lending entails significant additional risks compared with residential mortgage lending. Construction loans involve risks in that loan funds are advanced upon the security of property under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, First National Bank of Florida limits loan-to-value ratios for owner-occupied residential or commercial properties to 85%, and for investor-owned residential or commercial properties to 80% of when-completed appraised values. First National Bank of Florida expects that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss.

      Installment Loans. These loans are granted to individuals for the purchase of personal goods. These loans are generally granted for periods ranging between one and five years at fixed rates of interest 1% to 5% above prime interest rate quoted in The Wall Street Journal. Loss or decline of income by the borrower due to unplanned occurrences may represent risk of default to First National Bank of Florida. In the event of default, a shortfall in the value of the collateral may pose a loss to First National Bank of Florida in this loan category. First National Bank of Florida assesses the applicant’s credit history and ability to meet existing and proposed debt obligations. Although the applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. First National Bank of Florida obtains a lien against the item purchased by the consumer and holds title until the loan is repaid in full.

      In addition to traditional banking products, First National Bank of Florida offers various alternative investment products, including mutual funds and annuities.

Operations of First National Wealth Management Company

     First National Wealth Management Company is a newly formed national trust company to which F.N.B. will transfer all of the Florida operations of its First National Trust Company subsidiary. First National Wealth Management Company will provide a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of September 30, 2003, the market value of First National Trust Company’s corporate-wide trust assets under management that will be transferred to First National Wealth Management Company totaled approximately $767 million.

Operations of Roger Bouchard Insurance, Inc.

     Roger Bouchard Insurance, Inc., an existing subsidiary of F.N.B. that will be transferred to us prior to the distribution, is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. At September 30, 2003, Roger Bouchard Insurance operated 11 offices in Southwest and Central Florida.

Market Area and Competition

     Our subsidiaries operate in an area represented by high growth and high median family income. The industries served in this market include diversified mix of tourism, construction, services, light manufacturing, distribution and agriculture. Our market area is southwest and central Florida, with branches located in the key metropolitan areas of Orlando, Tampa, Sarasota, Ft. Myers and Naples.

     Historically, southwest and central Florida’s population has grown at a faster pace than most markets in the country. From 1990 to 2002, the population in this market area grew 44% compared with 15% and 28% for the United States and the state of Florida, respectively. This trend is expected to continue. The projected population growth for 2002 to 2007 in the southwest and central Florida markets is projected to be 14%, compared with 5% and 10% in the United States and the state of Florida, respectively.

     In addition, the median household income in the southwest and central Florida markets exceeds other sections of the United States and the state of Florida. The following table depicts the 2002 median household income and the projected growth in median household income from 2002 to 2007 for our market, the United States, the state of Florida, and our base market, Naples, Florida:

		Projected
	Historical	Growth
	2002	2002 - 2007

Southwest and central Florida	$47,850	19%
United States	47,065	16%
Florida	41,258	14%
Naples, Florida	57,326	23%

     Our subsidiaries compete with a large number of other financial institutions, such as commercial banks, savings banks, savings and loan associations, mortgage banking companies, credit unions and commercial finance and leasing companies. Many of these other financial institutions have greater resources than we do for deposits, loans and service business. Our market share of aggregate deposits was 4.8%, ranking 6th behind the major financial institutions in the southeastern United States. Collectively, these financial institutions represent aggregate deposit market share of 47% in the state of Florida. In providing wealth and asset management services, our subsidiaries compete with many other financial service firms, brokerage firms, mutual fund complexes, investment management firms, trust and fiduciary service providers and insurance agencies.

     The ability to access and use technology is an increasingly important competitive factor in the financial services industry. Technology is not only important with respect to delivery of financial services, but in processing information. Each of our subsidiaries consistently must make technological investments to remain competitive.

Employees

     As of the distribution date, we expect to have approximately 1,304 full-time and 119 part-time employees.

Supervision and Regulation

     Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, a law designed to address, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange has also recently revised its corporate governance rules to allow shareholders to more easily and efficiently monitor the performance of companies and the qualifications and activities of “insiders.”

     As directed by Section 302(a) of Sarbanes-Oxley, our chief executive officer and chief financial officer are each required to certify that our Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in our Quarterly and Annual Reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

     Banking Activities and Financial Holding Company Regulation. We operate in a highly regulated environment, and our business activities are governed by statute, regulation and administrative policies. Our business activities are closely supervised by a number of regulatory agencies, including the FRB, the OCC and the FDIC.

     We are regulated by the FRB under the Federal Bank Holding Company Act of 1956, as amended, which requires every bank holding company to obtain the prior approval of the FRB before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of any bank, and before merging or consolidating with another bank holding company. The FRB has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the FRB policy, we may be required to provide financial support to our subsidiary bank at a time when, absent such FRB policy, we may not deem it advisable to provide such assistance.

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, we or any other bank holding company may acquire a bank located in a state other than the state in which such holding company is located, subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies may consolidate their multistate bank operations into a single bank subsidiary and branch interstate through acquisitions.

     As a national bank, First National Bank of Florida is subject to the supervision of the OCC and, to a limited extent, the FDIC and the FRB. The bank is also subject to state banking and usury laws restricting the amount of interest which may be charged in making loans or other extensions of credit. In addition, First National Bank of Florida, as a subsidiary of FNBF, is subject to restrictions under federal law when dealing with FNBF and its affiliates. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

     Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999 (GLBA), enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws that prohibited the affiliation of banks and these other financial services entities under a single holding company. Bank holding companies, and other types of financial services entities, may elect to become financial holding companies under the new law, allowing them to offer virtually any type of financial service, or services incident to financial services, including banking, securities underwriting, merchant banking and insurance (both underwriting and agency services). We have elected financial holding company status. The new financial services authorized by the GLBA also may be engaged in by a “financial subsidiary” of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company.

     The GLBA establishes a system of functional regulation, under which the FRB regulates the banking activities of financial holding companies and other federal banking regulators regulate banks’ financial subsidiaries. The SEC regulates securities activities of financial holding companies and state insurance regulators regulate their insurance activities. The GLBA also provides new protections against the transfer and use by financial institutions of consumers’ non-public, personal information.

     The implementation of the GLBA increases competition in the financial services sector by allowing many different entities, including banks and bank holding companies, to affiliate and/or to merge with other financial services entities and cross-sell their financial products in order to better serve their current and prospective customers.

     Capital Adequacy Requirements. We are subject to regulatory capital adequacy guidelines imposed by the FRB and the OCC. These guidelines define a three-tier capital framework. Tier 1 capital includes common shareholders’ equity, noncumulative perpetual preferred stock, minority interests in the equity accounts of consolidated subsidiaries and trust preferred securities (limited to 25% of total Tier 1 capital). Tier 2 capital consists of preferred stock not qualifying as Tier 1 capital, mandatorily convertible debt, limited amounts of subordinated debt, other qualifying term debt and the allowance for credit losses up to 1.25% of risk-weighted assets. Tier 3 capital includes subordinated debt that is unsecured, fully paid, has an original maturity of at least two years, is not redeemable before maturity without prior approval by the FRB and includes a lock-in clause precluding payment of either interest or principal if the payment would cause the issuing bank’s risk-based capital ratio to fall or remain below the required minimum. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents a bank’s qualifying total capital.

     Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4.0% and the minimum total capital ratio is 8.0%. On the distribution date, we expect our Tier 1 and total risk-based capital ratios under these guidelines to be approximately 8.7% and 10.4%, respectively.

     The FRB, FDIC and the OCC have also implemented minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. These rules provide for a minimum leverage ratio of at least 3.0% Tier 1 capital to total average assets (net of goodwill, certain intangible assets, and certain deferred tax assets) for institutions having the highest regulatory rating, while all other institutions are generally required to maintain a ratio of at least 4.0%. On the distribution date, we expect our leverage ratio to be approximately 6.1%.

     For additional information regarding our capital ratios, refer to the Regulatory Matters footnote in the notes to our consolidated financial statements, included elsewhere in this document.

     Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 (the FDICIA) provided a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One element of the FDICIA provides for the development of a regulatory monitoring system requiring prompt action on the part of banking regulators with regard to certain classes of undercapitalized institutions. The FDICIA created five “capital categories” (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized”) which are defined in the FDICIA and are used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes “undercapitalized” must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution’s compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., a holding company) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of 5% of the institution’s total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, “undercapitalized” institutions will be restricted from paying management fees, dividends and other capital distributions, are subject to certain asset growth restrictions and are required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business. We expect that our subsidiary national bank, First National Bank of Florida, will be well capitalized under the FDICIA following the distribution.

     As an institution’s capital levels decline, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

     In addition, the FRB, the OCC and the FDIC have adopted regulations, pursuant to the FDICIA, defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. Both the capital standards and the safety and soundness standards which the FDICIA seeks to implement are designed to bolster and protect the deposit insurance fund.

     Reporting Requirements. First National Bank of Florida is subject to periodic on-site examinations under the supervisory jurisdiction of the OCC. The OCC, at will, can access quarterly reports of condition, as well as such additional reports as may be required by national banking laws and regulations.

     We and our subsidiaries are subject to periodic examinations by the FRB. On-site FRB holding company inspections are typically conducted on an annual basis. As a financial holding company, we are required to file with the FRB an annual report of operations at the end of each fiscal year and such additional information as the FRB may require pursuant to the Bank Holding Company Act.

     The scope of our regulation and permissible activities are subject to change by future federal and state legislation. In addition, regulators sometimes require higher capital levels on a case-by-case basis based on such factors as the risk characteristics or management of a particular institution. We are not aware of any attributes of our management or operating plans that would cause regulators to impose higher requirements.

     Roger Bouchard Insurance, Inc. Roger Bouchard Insurance, Inc. is subject to licensing requirements and extensive regulation under the laws of the United States and the State of Florida. These laws and regulations are primarily for the benefit of clients. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

     Governmental Policies. Our operations are affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the FRB regulates money and credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of all financial institutions in the past and may continue to do so in the future.

Properties

     We own an eight-story building in Naples, Florida, which serves as our executive and administrative offices. We share this facility with First National Bank of Florida. We also own an operations center in Naples, Florida.

     Our banking and insurance agency offices are located in nine counties in southwestern and central Florida. We own 51 of our 74 offices and lease the remaining 23 offices under operating leases expiring at various dates through the year 2087.

Legal Proceedings

     Under the terms of the Distribution Agreement, we will assume all liabilities in connection with any litigation arising at any time relating to F.N.B.’s Florida operations and we will indemnify F.N.B. against any liability it may incur in connection with any such litigation. We and F.N.B. will agree to share liability pro rata based on our respective stockholders’ equity on the distribution date with respect to any claims that arise following the distribution that relate primarily to F.N.B.’s activities as a holding company prior to the distribution, which would include, for example, any claims relating to F.N.B.’s SEC filings made prior to the distribution or any claims by employees at the holding company level relating to the termination of their employment prior to the distribution.

     Our subsidiaries are subject to routine claims and lawsuits incidental to our business. We do not believe that the ultimate liability arising out of these claims and lawsuits will have a material adverse effect on our business.

Available Information

     We maintain a website at www.fnbflorida.com. We will make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on our website as soon as practicable after such reports are filed with the SEC.

MANAGEMENT

Board of Directors

     Our board of directors consists of seven members and is divided into three classes, with one class standing for election each year at our annual shareholders’ meeting. The initial term of our Class I directors will expire at our 2004 annual meeting and the terms of our Class II and III directors will expire at our 2005 and 2006 annual meetings, respectively. After expiration of the initial terms of office, each director will serve for a term of three years. Listed below is certain information concerning our directors. Each person named below is currently a director of F.N.B. and is expected to resign from F.N.B.’s board as of the distribution date. Following the distribution, there will be no overlap between our board of directors and F.N.B.’s board of directors.

			Principal Business Affiliations
Name	Age	Class	During Past Five Years

Gary L. Tice	56	III	President and Chief Executive Officer of F.N.B. since 2001; President and Chief Operating Officer of F.N.B. 1998-2001; Executive Vice President and Chief Operating Officer of F.N.B. 1997-1998; Chairman of First National Bank of Florida

Charles T. Cricks	54	III	Principal, Starboard Ventures (investment company); Executive Vice President and Chief Operating Officer, Health Care Solutions, Inc. 1996-1998

G. Scott Baton, II	67	I	Former Chairman and Chief Executive Officer, Chestnut Ridge Foam, Inc. (manufacturer of fire resistant foam products)

James S. Lindsay	55	II	Managing Partner, Dor-J’s LLP; licensed real estate broker, The Lindsay Company

Edward J. Mace	47	III	Edward J. Mace, Certified Public Accountant; Chief Operating Officer, Ribek Corporation (management company)

Alan C. Bomstein	58	II	President and Chief Executive Officer, Creative Contractors, Inc. (commercial construction)

David A. Straz, Jr.	61	I	Former Chairman and President of Charter Banking Corp. (bank holding company); former Chairman and Chief Executive Officer of Southern Exchange Bank; President of First Southeast Aviation Corp. (aviation)

Committees of the Board of Directors

     Our board of directors will establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee, a governance and nominating committee, a compensation committee and an executive committee. Our board of directors will also establish any other committees that it deems appropriate, in accordance with our Bylaws, Florida law and the rules of the New York Stock Exchange.

Director Compensation

     Directors who are salaried employees will receive no additional compensation for services as a director or as a member of any committee of the board. Following the distribution date, all non-employee directors will receive an annual retainer of $15,000, fees of $2,500 per meeting attended and reimbursement for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Chairman of each committee of the board of directors will also receive an annual stipend of $5,000.

     Each of our directors will have the option of receiving shares of our common stock in lieu of cash as compensation for attendance at regular and committee meetings of the board of directors, pursuant to our Directors’ Compensation Plan. A director electing this option will receive a number of shares of common stock with a market value equal to the amount of cash that would otherwise be payable for his attendance at such meetings. A director may elect to defer receipt of all of his fees that are paid in cash, in which case all deferred fees will be paid to the director in ten annual installments beginning in the year following the year on which the director ceases to serve on our board of directors.

Executive Officers

     Listed below is certain information concerning our executive officers. Each person named below is currently an executive officer of F.N.B. and is expected to resign from his position with F.N.B. as of the distribution date.

			Principal Business Affiliations
Name	Age	Position	During Past Five Years

Gary L. Tice	56	Chairman and Chief Executive Officer	President and Chief Executive Officer of F.N.B. since 2001; President and Chief Operating Officer of F.N.B. 1998-2001; Executive Vice President and Chief Operating Officer of F.N.B. 1997-1998; Chairman of First National Bank of Florida

Kevin C. Hale	50	President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of F.N.B. since 2002; President and Chief Executive Officer of First National Bank of Florida 2001-2002; Executive Vice President and Chief Operating Officer, Florida division of F.N.B. 2000-2001; Senior Executive Vice President of SunTrust Banks, South Florida, 1998-1999

Robert T. Reichert	41	Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President and Treasurer of F.N.B. since 2003; Vice President and Corporate Controller of F.N.B. 1996-2003; Executive Vice President and Chief Financial Officer of First National Bank of Florida since 2001

Garrett S. Richter	53	Executive Vice President and Secretary	Executive Vice President of F.N.B. since 2001; President and Chief Executive Officer of First National Bank of Florida since 2002; President and Chief Executive Officer of First National Bank of Naples 1998-2001

C.C. Coghill	60	Executive Vice President	Executive Vice President and Chief Credit Officer of F.N.B. since 2001; Executive Vice President and Senior Loan Officer of First National Bank of Florida and Senior Vice President of F.N.B. 1998-2001

Historical Compensation of Our Executive Officers by F.N.B.

     During the years ended December 31, 2002, 2001 and 2000, each of our executive officers was employed by F.N.B. and was compensated in accordance with F.N.B.’s plans and policies. The following table sets forth certain information with respect to the annual and long-term compensation to our executive officers by F.N.B. for services rendered. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by F.N.B. Such amounts do not reflect the compensation such persons will receive following the distribution. The Employee Benefits Agreement provides that at the time of the distribution, F.N.B. stock options held by our employees will generally be converted to, and replaced by, FNBF stock options in accordance with a conversion ratio.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation

				Securities
				Underlying	All Other
Name	Year	Salary	Bonus	Options	Compensation

Gary L. Tice	2002	$600,000	$600,000	62,810	$212,594	(1)(2)
	2001	460,000	325,000	83,357	146,352
	2000	362,000	180,000	48,396	150,105
Kevin C. Hale	2002	375,000	294,014	27,664	25,823	(1)
	2001	263,000	196,000	33,411	20,822
	2000	205,492	50,000	30,387	2,406
Robert T. Reichert	2002	185,016	107,348	6,633	20,896	(1)(2)
	2001	160,008	61,106	6,097	84,103
	2000	139,386	33,186	5,062	16,369
Garrett S. Richter	2002	280,008	254,618	20,655	29,849	(1)
	2001	240,000	117,125	15,243	17,394
	2000	233,012	37,125	15,123	13,974
C.C. Coghill	2002	225,000	161,707	16,598	31,075	(1)
	2001	193,008	93,949	12,257	26,320
	2000	186,316	55,890	12,091	22,945

(1)	Includes $16,500 of 401(k) Plan employer matching contributions and the following amounts paid or accrued by F.N.B. for 2002 under the following programs to Messrs. Tice, Hale, Reichert, Richter and Coghill, respectively: Basic Retirement Plan (employer matching contributions relating to 401(k) Plan), $26,095, $9,323, $1,661, $4,475 and $5,400; and Supplemental Disability, $8,969, $0, $0, $8,874 and $9,175.

(2)	Includes the following amounts which represent the present value of imputed interest on F.N.B.’s portion of split dollar life insurance premiums paid during 2002: Mr. Tice, $161,030; and Mr. Reichert, $2,369. These premiums will be returned to F.N.B. upon the earlier of either the death of the covered employee or termination of the policy.

Option Grants in Last Fiscal Year

     The following table contains information concerning F.N.B. stock options that were granted to our executive officers by F.N.B. during 2002.

						Potential Realizable
						Value at Assumed
						Annual Rates of Stock
						Price Appreciation
	Individual Grants (1)					for Option Term (2)

			% of Total
	Number of		Options
	Securities		Granted to
	Underlying		Employees	Exercise
	Options		in Fiscal	or Base	Expiration
Name	Granted		Year	Brice	Date	5%	10%

Mr. Tice	61,478	(3)	9.2%	$24.40	01/20/12	$943,375	$2,390,711
	1,332	(4)	0.2%	24.40	01/20/12	20,439	51,798
Mr. Hale	27,664	(3)	4.2%	24.40	01/20/12	424,502	1,075,777
Mr. Richter	20,656	(3)	3.1%	24.40	01/20/12	316,965	803,255
Mr. Reichert	6,634	(3)	1.0%	24.40	01/20/12	101,798	257,978
Mr. Coghill	16,598	(3)	2.5%	24.40	01/20/12	254,695	645,451

(1)	Adjusted for a 5% stock dividend declared on each of April 28, 2003 and May 5, 2002.

(2)	In order for the gains to be realized over the ten-year term of the option, the stock price at expiration date January 20, 2012, would be $39.75 and $63.29, reflecting increases in the overall market price of F.N.B.’s common stock by approximately 63% and 159%, respectively.

(3)	Options were granted on January 20, 2002, and become exercisable in five equal annual installments beginning on the first anniversary of the grant date.

(4)	Options were granted on January 20, 2002, and become exercisable on the first anniversary of the grant date.

     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     The following table contains information concerning the exercise of F.N.B. stock options during 2002 by our executive officers and the aggregate value of unexercised F.N.B. stock options held by our executive officers as of December 31, 2002.

			Number of Securities
	Shares Acquired	Value	Underlying Unexercised		Value of Unexercised
Name	on Exercise	Realized	Options		in-the-Money Options(1)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Mr. Tice	39,150	$805,120	103,089	184,359	$507,869	$878,317
Mr. Hale	—	—	18,837	72,625	163,121	403,884
Mr. Richter	—	—	40,066	53,179	119,186	216,146
Mr. Reichert	—	—	9,436	17,054	48,386	76,792
Mr. Coghill	—	—	32,506	47,776	95,512	173,384

(1)	Represents the difference between the aggregate market value at December 31, 2002 of the shares subject to the options and the aggregate option price of those shares.

Retirement Benefits

     The following table illustrates the maximum annual benefits payable in 2004 upon normal retirement age of 62 under the life annuity option of the non-qualified supplemental retirement plan in which our executive officers will participate. On the distribution date, Messrs. Tice, Hale, Richter, Coghill and Reichert will be respectively credited with the following years of services (reflecting years of service with F.N.B.) for annual pension payments described in the chart below: 19, 3, 14, 12 and 6.

ESTIMATED ANNUAL RETIREMENT BENEFITS

Average Annual Earnings	Years of Service
for Five Years
Preceding Retirement	10	15	20	25	30 or more

$175,000	$34,309	$47,434	$60,559	$67,121	$73,685
200,000	41,809	56,809	71,809	79,309	86,809
225,000	60,559	83,059	105,559	113,996	122,434
250,000	69,309	94,309	119,309	128,684	138,059
275,000	78,059	105,559	133,059	143,371	153,684
300,000	86,809	116,809	146,809	158,059	169,309
325,000	95,559	128,059	160,559	172,746	184,934
350,000	104,309	139,309	174,309	187,434	200,559
375,000	113,059	150,559	188,059	202,121	216,184
400,000	121,809	161,809	201,809	216,809	231,809
500,000	156,809	206,809	256,809	275,559	294,309
600,000	221,809	296,809	371,809	401,809	461,809
800,000	301,809	401,809	501,809	541,809	621,809

     The retirement benefit for each employee covered by our non-qualified supplemental retirement plan will be based on a discretionary contribution credited to the employee’s account, which will accumulate investment income.

     Compensation included in the computation of benefits is base salary and bonus as indicated above in the Summary Compensation Table.

Nonqualified Plans

     We will maintain two supplemental nonqualified retirement plans. Our ERISA Excess Profit Sharing and Lost Match Plan will provide retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would be provided under our qualified retirement plan.

     We will adopt a separate supplemental retirement benefit plan, the Basic Retirement Plan (BRP), for the benefit of certain of our officers designated by our board of directors. Officers participating in this plan will benefit based on a target benefit percentage based on years of service at retirement (including service with F.N.B.) and designated tier as determined by the board of directors. When a participant retires, the basic benefit under the BRP will be a monthly benefit equal to the target benefit percentage times the participant’s highest average monthly cash compensation during five consecutive calendar years within the last ten calendar years of employment. This monthly benefit will be reduced by the monthly benefit the participant receives from Social Security, his or her qualified plan benefit (to the extent the benefit relates to employer contributions other than matching contributions) and ERISA Excess Profit Sharing and Lost Match benefits (to the extent the benefit relates to employer contributions other than matching contributions).

     The BRP will contain provisions for reducing the basic benefit if the participant retires prior to normal retirement (age 62) but on or after early retirement date (age 55 with 5 years of service). The participant’s rights to benefits under the BRP will fully vest upon the attainment of age 55 and 5 years of service or upon normal retirement, a “change in control” of FNBF (as defined in the BRP), death or disability. Benefits will be forfeited in the event a participant’s employment is terminated for cause or a participant terminates employment prior to early retirement.

2003 Incentive Plan

     We have adopted and F.N.B., as our sole shareholder, has approved, our 2003 Incentive Plan. The purpose of the Plan is to encourage non-employee directors, employees, independent contractors and consultants to increase their efforts to make our company more successful, to provide an additional inducement for such individuals to remain with us, to reward such individuals by providing an opportunity to acquire incentive awards on favorable terms and to provide a means through which we may attract able persons to accept employment with us or to perform services for us.

     The following discussion of the principal features of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this document forms a part.

Shares Subject to the Plan

     The maximum number of shares of common stock that can be granted under the Plan is initially the sum of 500,000 shares and the number of shares subject to options assumed or substituted in connection with the distribution, but beginning in 2005 such number will be automatically increased each year by 3% of the total number of issued and outstanding shares of our common stock as of the first day of that calendar year. In addition, the maximum number of shares may be increased in any one year by up to an additional 1.5% of the number of shares of our common stock outstanding as of the first day of one calendar year by “borrowing” from the following year’s increase (with the next year’s increase being decreased by the same number of shares). In any event, the maximum number of shares that will be available for issuance in the form of incentive stock options is the sum of 3,000,000 and the number of shares subject to options assumed or substituted in connection with the distribution.

Administration of the Plan

     The Plan will be administered by the compensation committee of our board of directors (the “Committee”) or if there is no such committee, the Plan will be administered by our board of directors. Subject to the provisions of the Plan, the Committee has the authority to determine the individuals to whom awards shall be granted and to determine exercise prices, vesting requirements, the term of and the number of shares covered by each award, and the form of the award to be granted.

Persons Eligible to Participate in the Plan

     Awards may be granted to our non-employee directors, employees, independent contractors and consultants who share the responsibility for the management, growth, or protection of our business or who, in the opinion of the Committee, provide services yielding significant benefits to us. Only our employees, however, are eligible to receive incentive stock options under the Plan.

Incentive Awards

     All Awards. The Plan authorizes the Committee to award eligible non-employee directors, employees, independent contractors and consultants non-qualified stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, performance units, phantom stock or any combination thereof and to award eligible employees incentive stock options (collectively referred to as “awards”). Each award granted under the Plan will be represented by an agreement in a form approved by the Committee. The award agreement shall be subject to and shall incorporate the terms and conditions required under the Plan or as required by the Committee for the form of the award granted and such other terms and conditions as the Committee may specify.

     Stock Options. The Plan authorizes the Committee to grant eligible non-employee directors, employees, independent contractors and consultants non-qualified stock options to purchase shares of common stock and to grant eligible employees incentive stock options to purchase shares of common stock.

     The exercise price of stock options granted under the Plan will be determined by the Committee, but in the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value (as defined in the Plan) per share of one share of our common stock on the date of the grant of the option (or in the case of certain incentive stock options as described below, 110% of fair market value).

     Stock options may be exercised in whole or in part by the participant in the Plan, but in no event later than ten years from the date of the grant, in the case of an incentive stock option, or ten years and six months from the date of grant, in the case of a non-qualified stock option. Any incentive stock option granted under the Plan to a participant who owns directly or indirectly (under applicable ownership attribution rules) more than 10% of the total combined voting power of all classes of our stock or the stock of any of our subsidiaries may not be purchased at a price less than 110% of the market price on the day the option is granted, and no such option may be exercised more than five years from the date of grant. Further, the Committee may provide for the exercise of an stock option prior to its vesting, in which case such stock option is subject to applicable restricted stock provisions. Upon payment, we will deliver stock certificates for such shares to the participant, or will enroll the participant in our dividend reinvestment plan.

     The purchase price for the shares may be paid in cash, shares of our common stock, by withholding shares of common stock issuable upon exercise of the stock option, by waiving compensation due or accrued for services rendered, by a same-day sale commitment, by a margin commitment, by a promissory note or by a combination of the above, in each case as determined by the Committee and set forth in the applicable award agreement.

     For incentive stock options granted under the Plan, the aggregate fair market value (determined at the time the option was granted) of the shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. Any excess over such amount shall be deemed to be related to and part of a nonqualified stock option.

     Stock options granted under the Plan are exercisable during the lifetime of the participant only by the participant. All stock options granted under the Plan are non-transferable except by will or under the laws of descent and distribution.

     Stock Appreciation Rights, Limited Stock Appreciation Rights. Stock appreciation rights and limited stock appreciation rights may be granted under the Plan in conjunction with stock options granted under the Plan. Stock appreciation rights generally are exercisable only at such time and to the extent that the stock options to which they relate are exercisable. Limited stock appreciation rights generally are exercisable only during certain periods specified in the Plan. Upon exercise of a stock appreciation right or limited stock appreciation right, a participant shall be entitled to receive an amount in cash or shares of common stock equal in value to the excess of the fair market value of one share of common stock over the exercise price per share on the date of exercise specified in the related stock option, multiplied by the number of shares in respect of which the stock appreciation right or limited stock appreciation right is exercised. Fair market value is determined differently in the case of a limited stock appreciation right than in the case of a stock appreciation right.

     Performance Units. The Plan provides for the award of “performance units.” In granting performance units, the Committee shall determine a “performance period” of one or more years and shall determine the performance objectives for grants of performance units. Performance objectives may vary from participant to participant and between groups of participants and may be based upon such criteria or combination of factors as the Committee may deem appropriate. All performance units shall be paid in cash.

     At the beginning of a performance period, the Committee shall determine for each participant eligible for performance units the range of dollar values, if any, which shall be paid as an award if the relevant measure of performance for the performance period is met.

     Restricted Stock. Restricted stock may be received by a participant either as an award or as the result of an exercise of a stock option or stock appreciation right, provided that the stock option is exercised prior to vesting. Restricted stock granted under the Plan shall be subject to a “restriction period” (after which restrictions shall lapse) commencing on the date of grant of the award and ending on such date or upon the achievement of such performance or other criteria as the Committee shall determine.

     Except as otherwise provided in the Plan, no shares of restricted stock may be sold, exchanged, transferred, pledged or otherwise disposed of during the restriction period. The Committee may require certificates for restricted stock delivered under the Plan to be held in custody by a bank or other institution or by the company itself until the restriction period expires or the restrictions thereon otherwise lapse. In addition, the Committee may require the recipient to deliver a stock power of attorney endorsed in blank relating to the restricted stock as a condition of receipt of restricted stock. If the participant ceases to be employed by or to provide services to us, the restricted stock may be forfeited.

     Phantom Stock. Phantom stock may also be granted under the Plan. For each share of phantom stock, a participant shall be entitled to receive an amount in cash and/or shares of common stock equal in value to the fair market value of one share of common stock at the applicable date.

Amendment and Termination of the Plan

     With respect to any shares of common stock at the time not subject to an award, our board of directors may at any time terminate, modify or amend the Plan in any respect, provided always that no such revocation or termination shall terminate any outstanding award theretofore granted under the Plan (unless we are liquidated or dissolved) and that no such modification or amendment shall be made absent the approval of our shareholders to: (i) increase the total number of shares which may be issued or delivered under the Plan; (ii) make any change in the class of individuals eligible to receive awards; (iii) extend the period set forth in the Plan during which awards may be granted; or (iv) make any changes that require shareholder approval under the rules and regulations of any securities exchange on which the common stock is traded. Our board of directors may also suspend the granting of awards pursuant to the Plan at any time and may terminate the Plan at any time; provided, however, no such suspension or termination shall modify or amend any award granted before such suspension or termination unless the affected participant consents in writing to such modification or amendment or we are dissolved or liquidated.

Federal Income Tax Consequences

     Incentive Stock Options. All incentive stock options granted or to be granted under the Plan are intended to be incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

     Under the provisions of Section 422 of the Code, neither the holder of an incentive stock option nor the issuer of such option will recognize income, gain, deduction or loss upon the grant or exercise of an incentive stock option. An optionee will be taxed only when the common stock acquired upon exercise of his or her incentive stock option is sold or otherwise disposed of in a taxable transaction. If at the time of such sale or disposition the optionee has held the shares for the required holding period (two years from the date the option was granted and one year from the date of the transfer of the shares to the optionee), the optionee will recognize long-term capital gain or loss, as the case may be, based upon the difference between his or her exercise price and the net proceeds of the sale. However, if the optionee disposes of the shares before the end of such holding period, the optionee will recognize ordinary income on such disposition in an amount generally equal to the lesser of: (i) gain on the sale or other disposition; or (ii) the amount by which the fair market value of the shares on the date of exercise exceeded the option exercise price, with any excess gain being capital gain, long-term or short-term, depending on whether or not the shares had previously been held for more than one year on the date of sale or other taxable disposition.

     The foregoing discussion and the reference to capital gain or loss treatment therein assume that the option shares are a capital asset in the hands of the optionee. A sale or other disposition which results in the recognition of ordinary income to the optionee will also result in a corresponding income tax deduction for us.

     The Plan permits an optionee to pay all or part of the purchase price for shares acquired pursuant to exercise of an incentive stock option by transferring to us other shares of our common stock owned by the optionee, and Section 422 of the Code provides that an option will continue to be treated as an incentive stock option if it is exercised in such manner. Accordingly, except as noted below with respect to certain “statutory option stock,” an optionee who exercises an incentive stock option in whole or in part in such manner will not recognize any gain or loss upon such exercise. The optionee’s basis in the number of new shares so acquired that is equal to the number of shares surrendered will be equal to the optionee’s cost basis in the shares surrendered. The optionee’s basis in the additional number of new shares received will be zero plus, in the case of payment of the purchase price in a combination of cash and surrendered shares, the amount of any cash paid.

     Section 424(c)(3) of the Code provides that if “statutory option stock” is transferred in connection with the exercise of an incentive stock option, and if the holding period requirements under Section 422(a)(1) of the Code are not met with respect to such statutory option stock before such transfer, then ordinary income will be recognized as a result of the transfer of statutory option stock. The optionee’s basis in the number of new shares so acquired that is equal to the number of shares surrendered will be equal to the optionee’s cost basis in the shares surrendered plus the amount of ordinary income recognized. The optionee’s basis in the additional number of new shares received will be zero plus, in the case of payment of the purchase price in a combination of cash and surrendered shares, the amount of any cash paid. However, the incentive stock option stock acquired through the exchange of statutory option stock will still qualify for favorable tax treatment under Section 422 of the Code.

     Incentive stock options offer two principal tax benefits: (1) the possibility of converting ordinary income into capital gain to the extent of the excess of fair market value over option price at the time of exercise, and (2) the deferral of recognition of gain until disposition of the stock acquired upon the exercise of the option.

     For capital assets, such as common stock, held for more than one year, the maximum tax rate is 15% for tax years ending on or after May 6, 2003.

     In general, an option granted under the Plan which is designated as an incentive stock option will be taxed as described above. However, in some circumstances an option which is designated as an incentive stock option will be treated as a non-qualified stock option and the holder taxed accordingly. For example, a change in the terms of an option which gives the employee additional benefits may be treated as the grant of a new option. Unless all the criteria for treatment as an incentive stock option are met on the date the “new option” is considered granted (such as the requirement that the exercise price of the option be not less than the fair market value of the stock as of the date of the grant), the option will be treated and taxed as a non-qualified stock option.

     Non-Qualified Stock Options. All options granted under the Plan that do not qualify as incentive stock options are non-qualified stock options not entitled to special tax treatment under Section 422 of the Code.

     A participant in the Plan will recognize taxable income upon the grant of a non-qualified stock option only if such option has a readily ascertainable fair market value as of the date of the grant. In such a case, the recipient will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option as of such date over the price, if any, paid for such option. No income would then be recognized on the exercise of the option, and when the shares obtained through the exercise of the option are disposed of in a taxable transaction, the resulting gain or loss would be capital gain or loss (assuming the shares are a capital asset in the hands of the optionee). However, under the applicable Treasury Regulations, the non-qualified stock options issued under the Plan will not have a readily ascertainable fair market value unless, at the time such options are granted, similar options of the company are actively traded on an established market. We will not have any such actively traded options in the foreseeable future.

     Upon the exercise of a non-qualified option not having a readily ascertainable fair market value, the optionee recognizes ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price for those shares. If the optionee exercises the option prior to it vesting, the amount of ordinary income recognized and the timing of the recognition of that income may be different if the optionee receives stock with respect to which there is a substantial risk of forfeiture (such as restricted stock), unless the optionee makes an election under Section 83(b) of the Code. We will not be entitled to an income tax deduction with respect to the grant of a non-qualified stock option or the sale of stock acquired pursuant thereto. We generally will be permitted a deduction equal to the amount of ordinary income the optionee is required to recognize as a result of the exercise of a non-qualified stock option.

     The Plan permits the Committee to allow an optionee to pay all or part of the purchase price for shares acquired pursuant to an exercise of a non-statutory option by transferring to us other shares of our common stock owned by the optionee. If an optionee exchanges previously acquired common stock pursuant to the exercise of a non- qualified stock option, the IRS has ruled that the optionee will not be taxed on the unrealized appreciation of the shares surrendered in the exchange. In other words, the optionee is not taxed on the difference between his or her cost basis for the old shares and their fair market value on the date of the exchange, even though the previously acquired shares are valued at the current market price for purposes of paying all or part of the option price. Thus, the optionee’s basis in the number of new shares so acquired that is equal to the number of shares surrendered will be equal to the optionee’s cost basis in the shares surrendered. The optionee’s basis in the additional number of new shares received will be equal to the amount of ordinary compensation income recognized as the result of the exercise of the option plus, in the case of payment of the purchase price in a combination of cash and surrendered shares, the amount of any cash paid.

     Stock Appreciation Rights, Limited Stock Appreciation Rights, Performance Units and Phantom Stock. On the exercise of a stock appreciation right, a limited stock appreciation right or upon the receipt by a Plan participant of a payment with respect to a performance unit or a share of phantom stock, the participant generally will recognize taxable ordinary income in an amount equal to the sum of the cash and the fair market value of the stock (determined as of the date of exercise of the stock appreciation right or limited stock appreciation right, or the date of receipt of a payment with respect to the performance unit or phantom stock, whichever is applicable), if any, received. However, the amount of ordinary income recognized and the timing of the recognition of that income may be different if the Plan participant receives stock with respect to which there is a substantial risk of forfeiture (such as restricted stock) in connection with the exercise of a stock appreciation right or limited stock appreciation right. The computation of the ordinary income to be recognized and the timing of the income recognition with respect to the receipt of stock with a substantial risk of forfeiture is discussed below in connection with restricted stock. A Plan participant will not recognize a loss on the termination of an unexercised stock appreciation right, limited stock appreciation right, performance unit or share of phantom stock received under the Plan.

     Restricted Stock. Generally, and except as noted below, the grant of restricted stock is not taxable at the time of the grant. Instead, at the time restricted stock vests or becomes transferable free of a substantial risk of forfeiture, a participant will recognize ordinary income equal to (i) the excess of the fair market value of such restricted stock on the date the shares vest or becomes so transferrable over (ii) the price, if any, paid for such restricted stock. An employee may, however, elect to recognize income as of the date of grant of the restricted stock, in an amount equal to (i) the excess of the fair market value of the restricted stock on the date of grant over (ii) the price, if any, paid for the restricted stock. If such an election is made, no additional income will be recognized at the time the stock vests or becomes transferable. In the event of a subsequent forfeiture of the shares, an employee making such an election may be able to recognize a capital loss with respect to the amount, if any, paid for such restricted stock, but only to the extent such amount exceeds the amount realized by such employee on such forfeiture. The employee will not be able to recognize a loss for tax purposes with respect to the excess of fair market value over the purchase price which was previously included in income. Dividends paid on the shares of restricted stock before they vest will be taxed to the participant either as additional compensation or, if the participant has made the election described above, as dividend income.

     In most cases, the basis in shares acquired upon exercise of a non-qualified option, stock appreciation right or limited stock appreciation right, upon an award of restricted stock or upon payment with respect to shares of phantom stock will be equal to the fair market value of the shares on the employee’s income recognition date, and the holding period for determining gains and losses on a subsequent disposition of such shares will begin on such date.

     As a general rule, we will be entitled to a deduction for federal income tax purposes at the same time and in the same amount that an employee recognizes ordinary income from awards granted under the Plan (including the recognition of ordinary income as the result of a holder of stock obtained through exercise of an incentive stock option disposing of such stock prior to the expiration of the required holding period), to the extent such income is considered reasonable compensation under the Code and generally provided that we comply with the reporting requirements applicable to the ordinary income recognized by the employee. We will not, however, be entitled to a deduction with respect to payments to employees that are contingent upon a change of control if such payments are deemed to constitute “excess parachute payments” pursuant to Section 280G of the Code and do not qualify as reasonable compensation pursuant to that Section. In addition, such payment will subject the recipient to a 20% excise tax. We also may not be entitled to a deduction with respect to payments to certain employees to the extent that the total remuneration of such employee is found to be excessive under Section 162(m) of the Code.

     General. The Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

     The preceding discussion is based upon federal tax laws and regulations in effect on the date of this document, which are subject to change, and upon an interpretation of the statutory provisions of the Code, its legislative history and related income tax regulations. Furthermore, the foregoing is only a general discussion of the federal income tax consequences of the Plan and does not purport to be a complete description of all federal income tax aspects of the Plan. Plan participants may also be subject to state and local taxes in connection with the grant or exercise of options, stock appreciation rights, limited stock appreciation rights, performance units, restricted stock, phantom stock, or any combination thereof granted under the Plan and the sale or other disposition of shares acquired upon exercise of the options or otherwise received pursuant to the Plan. Individuals receiving a grant of options, stock appreciation rights, limited stock appreciation rights, performance units, restricted stock, phantom stock, or any combination thereof should consult with their personal tax advisor regarding federal, state and local consequences to them of participating in the Plan.

Employment Agreements

     F.N.B. has entered into an employment agreement with each of Gary L. Tice, Kevin C. Hale, Garrett S. Richter and C.C. Coghill, each of whom will be one of our executive officers. On the distribution date, F.N.B. will assign each of the employment agreements to us. We plan to enter into an employment agreement with Mr. Reichert in the near future.

     Under these agreements, each executive receives an annual base salary that is subject to periodic increases at the discretion of the Board of Directors. At September 30, 2003, these annual base salaries were $650,000 for Mr. Tice; $420,000 for Mr. Hale; $300,000 for Mr. Richter; and $250,000 for Mr. Coghill.

     Each of the executives is entitled to receive all other benefits approved by the Board of Directors and made available to senior executive officers of F.N.B. In addition, F.N.B. has agreed to pay the premiums on split-dollar life insurance policies of $213,000 for Mr. Tice and $2,735 for Mr. Reichert.

     The employment agreement of each of Messrs. Tice, Richter and Coghill has a term of five years, while the employment agreement of Mr. Hale has a term of three years. Each of the agreements renews automatically each year for one additional year, until a certain date after which the agreements are no longer renewable. The agreement of Mr. Tice is renewable until 2007 and will expire in 2012. The agreement of Mr. Hale is renewable until 2013 and will expire in 2016. The agreement of Mr. Richter is renewable until 2012 and will expire in 2015. The agreement of Mr. Coghill is renewable until 2005 and will expire in 2008.

     In the event the employment of any of the executives is terminated without cause, each of the employment agreements provides for payments to the executives. The agreement of Mr. Tice provides that he is entitled to receive his base salary then in effect through the end of the term of the agreement. Messrs. Richter and Coghill would each be entitled to a payment of two times their annual base salaries and two times their bonuses received in the one-year period prior to their termination. Mr. Hale would be entitled to a payment of 299% times his base salary and 299% times his bonus received in the one-year period prior to his termination.

     Upon a change in control of the corporation, Mr. Tice would be entitled to receive an amount equal to approximately three times his base salary then in effect. In addition, Mr. Tice would also be entitled to receive an amount equal to three times the highest bonus paid to him in the three-year period prior to the change of control, and the Corporation would be required to pay the premiums on his split-dollar life insurance policy and maintain his benefits coverage until the earlier of the date he attains the age of 65 or his death. Mr. Richter would be entitled to a payment of two times his annual base salary and two times his bonus received in the one-year period prior to his termination. Mr. Hale would generally be entitled to a payment of 299% times his base salary and 299% times his bonus received in the one-year period prior to his termination.

     Each of the employment agreements contains a confidentiality provision, a covenant not to compete for a term of two years following the date of termination, and a covenant not to solicit any of the corporation’s executives or employees for a period of up to two years following the date of termination.

OWNERSHIP OF COMMON STOCK

     All of the outstanding shares of our common stock are, and prior to the distribution will be, held by F.N.B. The following table sets forth information concerning the shares of our common stock that are expected to be beneficially owned after the distribution by each of our directors and executive officers, by all of our directors and executive officers as a group, and by each person that we expect to own 5% or more of our outstanding common stock. Unless otherwise indicated, the projections are based on the number of F.N.B. shares held by such persons as of September 30, 2003 and reflect the distribution ratio of one share of our common stock for every share of F.N.B. common stock held on the record date.

	Number Of Shares
	Beneficially Owned		Percent Of
Name	(1)(2)		Class(3)

Gary L. Tice	261,206	(4)	*
Charles T. Cricks	72,238	(5)	*
G. Scott Baton, II	44,286		*
James S. Lindsay	154,737	(6)	*
Edward J. Mace	135,918	(7)	*
Alan C. Bomstein	45,355		*
David A. Straz, Jr.	722,835	(8)	1.5%
Kevin C. Hale	38,723	(9)	*
Robert T. Reichert	17,135	(10)	*
Garrett S. Richter	141,744	(11)	*
C.C. Coghill	113,975	(12)	*
Perkins, Wolf, McDonnell & Company	2,564,056	(13)	5.6%
All executive officers and directors, as a group	1,748,152		3.7%

*	Less than 1%.

(1)	Except as otherwise indicated, each director possesses sole voting power and sole investment power as to all shares listed opposite his or her name or shares these powers with his or her spouse or a wholly owned company. This does not include the following shares held of record by the director’s spouse or children, or held in trust, and as to which each director disclaims beneficial ownership: Mr. Lindsay, 10,409 shares; and Mr. Tice, 720 shares.

(2)	Includes shares which the director or officer has the right to acquire within sixty days upon exercise of stock options. Shares subject to options are included on a one-for-one basis with F.N.B. options held by the following individuals: Mr. Tice, 161,557 shares; Mr. Hale, 37,129 shares; Mr. Richter, 89,889 shares; Mr. Coghill, 47,559 shares; Mr. Reichert, 14,556 shares; Mr. Cricks, 8,054 shares; Mr. Baton, 7,402 shares; Mr. Lindsay, 7,612 shares; Mr. Mace, 6,396 shares; Mr. Bomstein, 12,383 shares. The Employee Benefits Agreement will provide that, at the time of the distribution, all F.N.B. stock options held by FNBF employees and one-half of all F.N.B. stock options held by non-employee directors of F.N.B. and FNBF will generally be converted to, and replaced by, FNBF stock options in accordance with a conversion ratio. See “Our Relationship with F.N.B. Following the Distribution – Employee Benefits Agreement” beginning on page 16.

(3)	Based on an aggregate of 46,009,025 shares of F.N.B. common stock issued and outstanding as of September 30, 2003 and the distribution ratio of one FNBF share for every share of F.N.B. common stock.

(4)	Includes 5,130 shares jointly owned by Mr. Tice and his mother and 9,546 shares held by the F.N.B. Corporation Salary Savings Plan for Mr. Tice.

(5)	Includes 2,702 shares owned by Mr. Cricks’ wife and 7,045 shares held by Mr. Cricks as co-trustee for his mother.

(6)	Includes 10,052 shares held by Mr. Lindsay as custodian for two of his children; 94,295 shares owned by Dor-J’s LLP, of which Mr. Lindsay is the managing partner; and 1,473 shares held by Mr. Lindsay as trustee for his mother.

(7)	Includes 541 shares held by Mr. Mace as custodian for three of his children; 300 shares jointly owned by Mr. Mace and his mother; 7,176 shares held by Mr. Mace as trustee for certain unrelated beneficiaries;

26,972 shares held by the Ribek Corporation Defined Contribution Pension Trust of which Mr. Mace is a Trustee; and 75,859 shares owned by Ribek Corporation of which Mr. Mace is Chief Operating Officer.

(8)	Includes 43,470 shares owned by the David A. Straz, Jr. Foundation of which Mr. Straz is sole Trustee and has sole voting power; 882 shares owned by Mr. Straz’s daughter; 771 shares owned by the David A. Straz, Jr. Profit Sharing Plan, of which Mr. Straz is sole Trustee; and 882 shares owned by David A. Straz, Jr. IRA #2 of which Mr. Straz is sole Trustee.

(9)	Includes 1,594 shares held by the F.N.B. Corporation Salary Savings Plan for Mr. Hale.

(10)	Includes 1,802 shares held by the F.N.B. Corporation Salary Savings Plan for Mr. Reichert.

(11)	Includes 88 shares held by Mr. Richter’s wife as custodian for three of his children and 7,771 shares held by the F.N.B. Corporation Salary Savings Plan for Mr. Richter.

(12)	Includes 6,249 shares held by the F.N.B. Corporation Salary Savings Plan for Mr. Coghill.

(13)	This information is based solely on a Schedule 13G filed by Perkins, Wolf, McDonnell & Company with the SEC on January 31, 2003. According to the Schedule 13G, the address of Perkins, Wolf, McDonnell & Company is 53 W. Jackson Boulevard, Suite 722, Chicago, Illinois 60604.

RELATED PARTY TRANSACTIONS

     Certain of our directors and executive officers and their affiliates were customers of, and had transactions with one or more of our subsidiaries in the ordinary course of business during the last calendar year. Similar transactions may be expected to take place in the future. Loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability, nor did they present other unfavorable features.

     In addition, our subsidiary, First National Wealth Management Company, will act as fiduciary under various employee benefit plans of and as investment manager to certain customers, whose officers and directors are also members of our board of directors.

     In March 2003, F.N.B. purchased all of the outstanding stock of Charter Banking Corp. from David A. Straz, Jr., one of our directors, for a cash purchase price of $150,250,000. Pursuant to the terms of the purchase agreement, we will continue to provide Mr. Straz with certain benefits he received from Charter Banking Corp. at the time of the acquisition, such as health insurance, payment of country club dues, and use of office space and secretarial support.

     James S. Lindsay, one of our directors, represented F.N.B. and its affiliates in connection with the purchase of two real estate parcels during 2002. Mr. Lindsay shared the brokerage commission with the listing broker of the subject properties. The commission fees paid for the brokerage services were consistent with relevant industry standards and prevailing market commission rates. The amount of the brokerage commission paid to Mr. Lindsay by the seller of the two real estate parcels was $212,909.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     General. We are authorized to issue 500,000,000 shares of common stock, $0.01 par value per share. Our common stock will be listed for trading on the New York Stock Exchange under the symbol “FLB.” Shareholder Services, a division of, First National Bank of Florida, will provide transfer agent and registrar services for our common stock. First National Bank of Florida is currently a subsidiary of F.N.B. and we be one of our subsidiaries following the distribution.

     Voting and Other Rights. The holders of our common stock are entitled to one vote per share, and in general a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections of directors, shareholders do not have the right to cumulate their votes.

     In the event of liquidation, holders of our common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any shares of our preferred stock then outstanding.

     Our common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

     Distributions. The holders of our common stock are entitled to receive such dividends or distributions as our board of directors may declare out of funds legally available for such payments. The payment of dividends by us is subject to the restrictions of Florida law applicable to the declaration of dividends by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding shares of our preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

     Our ability to pay dividends is affected by the ability of our subsidiaries to pay dividends. The ability of our subsidiaries to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines. See “Dividend Policy.”

Preferred Stock

     We are authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share. As of the distribution date, there will not be any issued or outstanding shares of our preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and the number of shares constituting any such series, without any further action by our shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of preferred stock. Any shares of our preferred stock which may be issued may rank superior to shares of common stock as to payment of dividends and upon liquidation.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OUR
ARTICLES OF INCORPORATION AND BYLAWS AND FLORIDA LAW

     We are subject to the statutory “anti-takeover” provisions of Florida law. Section 607.0901 of the Florida Business Corporation Act places restrictions on mergers, consolidations, sales of assets, liquidations, reclassifications or other similar kinds of transactions with or between a Florida corporation and any person who owns, directly or indirectly, 10% or more of the voting power of the outstanding shares of the corporation. The statute provides that the corporation may not engage in any affiliated transaction with any 10% or greater shareholder of the corporation unless:

•	the transaction is approved by a majority of the disinterested directors;

•	the transaction is approved by the holders of 2/3 of the corporation’s voting shares other than those owned by the interested shareholder;

•	the corporation has not had more than 300 shareholders of record during the past three years;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least the past five years;

•	the interested shareholder is the beneficial owner of at least 90% of the voting shares, excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	consideration is paid to the corporation’s shareholders equal to the highest amount per share calculated under a complex formula and other specified conditions are met.

     Section 607.0902 of the Florida Business Corporation Act restricts the voting rights of certain shares of a corporation’s stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares (the “control shares”) will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an “acquiring person statement” submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person’s request to have voting rights holders of reassigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of holders of a majority of the corporation’s shares for each class and series of stock. If such a resolution is approved, and the voting rights reassigned to the control shares represent a majority of all voting rights of the corporation’s outstanding voting stock, then, unless the corporation’s Articles of Incorporation or Bylaws provide otherwise, all shareholders of the corporation shall be able to exercise dissenters’ rights in accordance with Florida law.

     Florida law further provides that a corporation may, by amendment to its Articles of Incorporation or Bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of the control shares. If the acquiring party files an acquiring person statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party’s request for reassignment, deny full voting rights to the control shares.

     The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners:

•	pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer;

•	pursuant to the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute;

•	pursuant to either a merger or share exchange if the corporation is a party to the agreement or plan of merger or share exchange;

•	pursuant to any savings, employee stock ownership or other benefit plan of the corporation; or

•	pursuant to an acquisition of shares specifically approved by the board of directors of the corporation.

     In addition, there are various provisions in our Articles of Incorporation and Bylaws that may provide anti-takeover protections, including:

•	the ability of our board of directors to fill vacancies (but only until the next annual meeting of shareholders) resulting from an increase in the number of directors;

•	the broad range of factors that our board of directors may consider in evaluating an unsolicited offer including a tender offer proposal; and

•	provisions which authorize our board of directors, without further shareholder action, to issue from time to time, up to 20,000,000 shares of preferred stock. Our board of directors is empowered to divide any and all of the shares of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

     The “anti-takeover” provisions of Florida law and our Articles and Bylaws would have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of FNBF that are not negotiated with and approved by our Board of Directors. We are not aware of any effort or intent to gain control of FNBF or any effort to organize a proxy contest or to accumulate shares of FNBF.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act, as amended (the “Florida Act”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

•	a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful;

•	a transaction from which the director or officer derived an improper personal benefit;

•	in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation’s Articles of Incorporation; or

•	willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Our Articles of Incorporation provide that we shall indemnify our directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (whether brought by or in the right of FNBF or otherwise), arising out of their service to us or to another organization at our request, or because of their positions with us. The Articles further provide that FNBF may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him in respect of such service, whether or not we would have the power to indemnify him against such liability by law or under the provisions of this paragraph.

     Our Bylaws provide that to the fullest extent permitted by law, none of our directors shall be personally liable for monetary damages for any action taken, or any failure to take any action.

INDEPENDENT AUDITORS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our financial statements in this document in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement to register our common stock under the Exchange Act. This document does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The registration statement and the exhibits thereto may be inspected and copied at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain a copy of the registration statement from the SEC’s public reference room upon payment of prescribed fees. For information about the public reference room, please call the SEC at 1-(800)-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     After the distribution, we will be required to comply with the reporting requirements of the Exchange Act and to file with the SEC reports, proxy statements and other information as required by the Exchange Act. Additionally, we will be required to provide annual reports containing audited financial statements to our shareholders in connection with our annual meetings of shareholders. After the distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the SEC or obtained by mail or over the Internet from the SEC, as described above. In addition, our SEC filings will be available free of charge on our website, at www.fnbflorida.com as soon as practicable after they are filed with the SEC.

Report of Independent Auditors

Stockholder and Board of Directors
First National Bankshares of Florida, Inc.

We have audited the accompanying consolidated balance sheets of First National Bankshares of Florida, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First National Bankshares of Florida, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Birmingham, Alabama
October 16, 2003

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Balance Sheets

In thousands

December 31,	2002	2001

Assets
Cash and due from banks	$117,359	$83,278
Interest bearing deposits with banks	960	357
Federal Funds sold	8,981	22,260
Mortgage loans held for sale	24,400	1,323
Securities available for sale	368,644	214,459
Securities held to maturity (fair value of $17,229, and $20,046)	16,625	19,681
Loans, net of unearned income of $1,710 and $4,183	1,960,895	1,704,831
Allowance for loan losses	(21,421)	(18,714)

Net Loans	1,939,474	1,686,117
Premises and equipment	75,611	67,775
Goodwill	62,678	15,828
Other assets	120,472	90,926

Total Assets	$2,735,204	$2,202,004

Liabilities
Deposits
Non-interest bearing	$360,917	$276,732
Interest bearing	1,761,135	1,483,431

Total Deposits	2,122,052	1,760,163
Other Liabilities	34,070	30,911
Short-term borrowings	260,410	165,842
Long-term debt	50,591	65,622

Total Liabilities	2,467,123	2,022,538
Stockholder’s Equity
Subsidiary equity	263,032	177,120
Accumulated other comprehensive income	5,049	2,346

Total Stockholder’s Equity	268,081	179,466

Total Liabilities and Stockholder’s Equity	$2,735,204	$2,202,004

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Income Statements

In thousands, except per share data

Year Ended December 31	2002	2001	2000

Interest Income
Loans, including fees	$133,027	$131,190	$132,490
Securities:
Taxable	15,283	12,849	14,205
Nontaxable	831	785	860
Dividends	759	665	908
Other	1,031	3,239	1,733

Total Interest Income	150,931	148,728	150,196
Interest Expense
Deposits	41,126	56,012	58,648
Short-term borrowings	1,994	5,067	11,583
Long-term debt	4,179	4,237	4,375

Total Interest Expense	47,299	65,316	74,606

Net Interest Income	103,632	83,412	75,590
Provision for loan losses	5,470	4,468	5,589

Net Interest Income After Provision for Loan Losses	98,162	78,944	70,001
Non-Interest Income
Insurance commissions and fees	25,444	23,405	16,647
Service charges	13,900	11,314	9,662
Trust	2,082	1,563	1,949
Securities commissions and fees	2,607	1,838	637
(Loss) gain on sale of securities	(28)	5	(18)
Gain on sale of mortgage loans	5,133	5,059	3,035
Other	5,590	4,796	4,369

Total Non-Interest Income	54,728	47,980	36,281

	152,890	126,924	106,282
Non-Interest Expense
Salaries and employee benefits	60,487	48,403	42,908
Net occupancy	7,500	5,718	4,800
Amortization of intangibles	998	1,314	946
Equipment	7,014	5,989	6,277
Merger and consolidation related	413	2,714	—
Other	28,029	29,450	21,033

Total Non-Interest Expense	104,441	93,588	75,964

Income Before Income Taxes	48,449	33,336	30,318
Income taxes	16,385	12,120	10,563

Net Income	$32,064	$21,216	$19,755

Earnings per Common Share
Basic	$.70	$.48	$.44

Diluted	$.68	$.47	$.43

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Statements of Stockholder’s Equity

In thousands

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance at January 1, 2000		$40,489	$78,587	$34,780	$(3,467)	$150,389
Net Income	$19,755			19,755
Change in other comprehensive income	3,668				3,668

Comprehensive income	23,423

Dividends paid				(7,641)
Capital contribution from F.N.B. Corporation			4,703

Balance at December 31, 2000		40,489	83,290	46,894	201	170,874
Net Income	$21,216			21,216
Change in other comprehensive income	2,145				2,145

Comprehensive income	$23,361

Dividends paid				(20,118)
Capital contribution from F.N.B. Corporation			5,349
Consolidation of subsidiary charters		(15,184)	15,184

Balance at December 31, 2001		25,305	103,823	47,992	2,346	179,466
Net Income	$32,064			32,064
Change in other comprehensive income	2,703				2,703

Comprehensive income	$34,767

Dividends paid				(24,516)
Capital contribution from F.N.B. Corporation			78,364

Balance at December 31, 2002		$25,305	$182,187	$55,540	$5,049	$268,081

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

In thousands

Year Ended December 31	2002	2001	2000

Operating Activities
Net Income	$32,064	$21,216	$19,755
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,712	7,202	6,763
Provision for loan losses	5,470	4,468	5,589
Deferred taxes	(7,373)	(3,195)	310
(Gain) loss on sale of securities	28	(5)	18
(Gain) loss on sale of mortgage loans	(5,133)	(5,059)	(3,035)
Proceeds from sale of mortgage loans	345,386	222,188	187,834
Mortgage loans originated for sale	(363,331)	(217,410)	(177,108)
Net change in:
Interest receivable	(1,164)	2,100	(3,280)
Interest payable	1,635	(1,789)	1,789
Other, net	(5,872)	6,833	(8,377)

Net cash flows from operating activities	9,422	36,549	30,258

Investing Activities
Net change in:
Interest bearing deposits with banks	(603)	908	3,152
Federal funds sold	45,039	28,522	(34,422)
Loans	(152,798)	(113,764)	(168,599)
Bank owned life insurance	(4,766)	(20,424)	—
Securities available for sale:
Purchases	(229,108)	(112,432)	(46,178)
Sales	41,947	13,042	3,155
Maturities	131,163	103,257	43,758
Securities held to maturity:
Purchases	(2,523)	(2,530)	(250)
Maturities	5,579	33,698	4,030
Increase in premises and equipment	(12,435)	(6,439)	(5,950)
Net cash paid for mergers and acquisitions	(64,761)	(2,678)	—

Net cash flows from investing activities	(243,266)	(78,840)	(201,304)

Financing Activities
Net Change in:
Non-interest bearing deposits, savings, and NOW	267,880	53,832	73,505
Time deposits	(108,225)	19,826	106,764
Short-term borrowings	69,453	(14,319)	(5,792)
Decrease in long-term debt	(15,031)	(3,200)	(2,711)
Capital contributions	78,364	5,349	2,343
Cash dividends paid	(24,516)	(20,118)	(7,641)

Net cash flows from financing activities	267,925	41,370	166,468

Net Increase (Decrease) in Cash and Cash Equivalents	34,081	(921)	(4,578)
Cash and cash equivalents at beginning of year	83,278	84,199	88,777

Cash and Cash Equivalents at End of Year	$117,359	$83,278	$84,199

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Proposed Spin-off Transaction:

     On July 10, 2003, F.N.B. Corporation announced a plan to divide into two separate public companies by spinning off its Florida operations to its shareholders in a tax-free distribution. To effect the distribution, F.N.B. will transfer all of its Florida operations to a newly formed financial holding company subsidiary, First National Bankshares of Florida, Inc. (the “Company”). On the date of the distribution, each F.N.B. shareholder as of the distribution record date will receive one share of the Company’s common stock for each share of F.N.B. common stock owned on the record date. The Company will be a separate public company, unaffiliated with F.N.B., and will own and operate First National Bank of Florida, Southern Exchange Bank, Roger Bouchard Insurance, Inc. and the Florida operations of First National Trust Company.

     The consolidated financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of the Company in the future or had it operated as a separate, independent company during the periods presented. The consolidated financial statements included herein do not reflect any changes that may occur in the financial condition and results of operations of the Company or its subsidiaries as a result of the distribution.

     The distribution will result in the division of certain existing corporate support functions between the two resulting entities. Corporate expenses included in the Company’s financial results represent an allocation of F.N.B.’s corporate expense to the Company’s subsidiaries. This allocation is based on a specific review to identify costs incurred for the benefit of the subsidiaries of the Company and in management’s judgment results in a reasonable allocation of such costs. The Company was allocated $8.0 million, $5.5 million, and $3.5 million of overhead costs related to shared administrative and support functions for the years 2002, 2001 and 2000, respectively.

Business:

     The Company was incorporated under the laws of the state of Florida on August 12, 2003. Following the distribution, the Company will be a diversified financial services company headquartered in Naples, Florida. The Company will own and operate First National Bank of Florida, including Southern Exchange Bank; (a community bank); First National Wealth Management, Inc. (a national trust company), which will conduct the Florida operations of F.N.B.’s First National Trust Company subsidiary; and Roger Bouchard Insurance, Inc. (an insurance agency). The Company will have full-service offices located throughout southwest and central Florida.

Basis of Presentation:

     The consolidated financial statements include accounts of First National Bank of Florida, Roger Bouchard Insurance, Inc., and First National Wealth Management, Inc. All significant inter-company balances and transactions have been eliminated. Prior years’ financial statements include transactions accounted for as poolings-of-interests during 2001. The financial condition and results of operations of acquisitions accounted for as a purchase are included in the Company’s financial statements the date the acquisition is completed. (See the “Mergers and Acquisitions” section of this report).

Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:

     The Company considers cash and due from banks as cash and cash equivalents.

Securities:

     Debt securities are classified as held to maturity when management has the positive intent and ability to hold securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with net unrealized securities gains (losses), net of income taxes, reported separately as a component of other comprehensive income.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net securities gains (losses). The adjusted cost of specific securities sold is used to compute gains or losses on sales.

     Presently, the Company has no intention of establishing a trading securities classification.

     Securities are periodically reviewed for impairment based upon a number of factors, including but not limited to, length of time and extent to which the market value has been less than cost, financial condition of the underlying issuer, ability of the issuer to meet contractual obligations, the likelihood of the security’s ability to recover any decline in its market value, and the intent and ability to retain the security for a period of time sufficient to allow for recovery in market value.

Securities Sold Under Agreements to Repurchase:

     Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Mortgage Loans Held for Sale:

     Certain residential mortgage loans are originated for sale in the secondary mortgage loan market on a non-recourse basis and typically sold with servicing rights released. These loans are classified as loans held for sale and are carried at the lower of aggregate cost or estimated market value. Market value is determined on the basis of rates obtained in the respective secondary market for the type of loan held for sale. Loans are generally sold at a premium or discount from the carrying amount of the loan. Such premium or discount is recognized at the date of sale. Gain or loss on the sale of loans is recorded in non-interest income at the time consideration is received and all other criteria for sales treatment have been met.

Loans and the Allowance for Loan Losses:

     Loans are reported at their outstanding principal adjusted for any charge-offs and any deferred fees or costs on originated loans.

     Interest income on loans is accrued on the principal amount outstanding. It is the Company’s policy to discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, all unpaid interest is reversed. Payments on non-accrual loans are generally applied to either principal or interest or both, depending on management’s evaluation of collectibility. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest has been paid, or the loan becomes both well secured and in the process of collection. Consumer installment loans are generally charged off against the allowance for loan losses upon reaching 90 to 180 days past due, depending on the installment loan type. Loan origination fees and related costs are deferred and recognized over the life of the loans as an adjustment of yield.

     The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to absorb probable losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance for loan losses is based on management’s evaluation of potential losses in the loan portfolio, which includes an assessment of past experience, current economic conditions, known and inherent risks in the loan portfolio, the estimated value of underlying collateral and residuals and changes in the composition of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income and recovery of principal on loans previously charged off. Losses of principal and/or residuals are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable.

     The allowance for loan losses consists of an allocated and unallocated component. The components of the allowance for loan losses represent an estimation completed pursuant to Financial Accounting Standards Statement (FAS)5, Accounting for Contingencies, or FAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all commercial loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically based on regularly updated loan loss experience.

     The unallocated portion of the allowance is determined based on management’s assessment of historical losses on the remaining portfolio segments in conjunction with the current status of economic conditions, loan loss trends, delinquency and non-accrual trends, credit administration, portfolio growth, concentrations of credit risk and other factors, including regulatory guidance. This determination inherently involves a higher degree of uncertainty, involves a consideration of current risk factors that may not have yet occurred in the Company’s historical loss factors used to determine the allocated component of the allowance, and recognizes that knowledge of the portfolio may be incomplete. The allocation of the allowance should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

     Impaired loans are identified and measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Impaired loans consist of non-homogeneous loans, which based on the evaluation of current information and events, management has determined that it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company evaluates all commercial and commercial real estate loans which have been classified for regulatory reporting purposes, including non-accrual and restructured loans, in determining impaired loans.

Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line method over the asset’s estimated useful life. Useful lives are dependent upon the nature and condition of the asset and range from 3 to 40 years.

Other Real Estate Owned:

     Assets acquired in settlement of indebtedness are included in other assets at the lower of fair value minus estimated costs to sell or at the carrying amount of the indebtedness. Subsequent write-downs and net direct operating expenses attributable to such assets are included in other expenses.

Goodwill and Other Intangible Assets:

     Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. On January 1, 2002, the Company adopted FAS 142, Goodwill and Other Intangible Assets. Under the provisions of FAS 142, goodwill is no longer amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives, not to exceed 10 years.

Derivative Financial Instruments:

     The Company enters into various forward sales agreements to protect against changes in interest rates and prices on its mortgage loan commitments. These transactions do not qualify for hedge accounting under FAS 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, both the forward agreements and the mortgage loan commitments are marked to market through earnings. The market values of forward sales agreements and mortgage loan commitments are based on current market values, obtained in the open market from mortgage accumulators, for forward sales agreements and mortgage loan commitments with similar terms and characteristics. Gains and losses arising from the valuation of forward sales agreements and mortgage loan commitments are reflected within “Gains on the sale of mortgage loans.” At December 31, 2002, the Company had $31.0 million in forward sales agreements.

Insurance Agency Revenues:

     The Company’s insurance agency is a full-service insurance agency offering all lines of commercial and personal insurance through major third party carriers. Commissions and fees are recognized when earned based on contractual terms and conditions of insurance policies with the insurance carriers. Contingency fee income paid by the insurance carriers is recognized upon receipt.

Wealth Management Revenues:

     The Company’s wealth management subsidiary offers trust services as well as various alternative investment products, including mutual funds and annuities. Trust revenues are recognized on the accrual basis in accordance with the contractual terms of the trust. Commissions and fees from the sale of mutual funds and annuities are recognized when earned based on contractual terms with the third party broker dealer.

Income Taxes:

     Income taxes are computed utilizing the liability method. Under this method deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Per Share Amounts:

     Basic earnings per common share is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding.

     Diluted earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding, assuming conversion of F.N.B. Corporation’s outstanding convertible preferred stock from the beginning of the year and the exercise of stock options. Such adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

     In connection with the proposed spin-off transaction, F.N.B. Corporation stock options held by employees of the Company will be converted into stock options of the Company. Once converted, these options will result in potentially dilutive common stock equivalents. However, since the amount of stock options to be converted will be based on formulas that take into account the market values of the shares of the Company on that date, it is not possible to estimate the amount of such dilution. The stock options to be converted by the Company are intended to provide the employees with a benefit similar to those with F.N.B. Corporation. Therefore, the dilutive effect of the stock options on the Company’s prior periods weighted average shares outstanding is assumed by applying the exchange ratio to the dilutive effect of such stock options of F.N.B. Corporation.

     In addition, F.N.B. Corporation redeemed its outstanding preferred stock in exchange for F.N.B. Corporation common stock during the second quarter of 2003. Therefore, the dilutive effect of F.N.B. Corporation’s preferred stock on the Company’s prior periods weighted average shares outstanding is assumed by applying the exchange ratio to the dilutive effect of such securities of F.N.B. Corporation.

New Accounting Standards:

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002. Interpretation 45 requires certain guarantees to be recorded at fair value and applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. In connection with the adoption of Interpretation 45, the Company will begin recording a liability and an offsetting asset for the fair value of any standby letters of credit it issues in 2003. The impact of the adoption of this new accounting standard is not expected to be material to the financial condition or results of operations of the Company.

     Statement of Financial Accounting Standards (FAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” was issued in December 2002. It provides alternative methods of accounting for stock-based employee compensation. In addition, it amends disclosure requirements in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company will account for its stock-based compensation plans under Opinion 25. Therefore, FAS 148 is not expected to have a material impact on the Company’s financial results.

     FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” was issued in January 2003. Interpretation 46 addresses consolidation by business enterprises of variable interest entities which have certain characteristics. Interpretation 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The Company is completing its analysis to determine whether it holds any interests in entities which would qualify as variable interest entities under Interpretation 46.

     Interpretation 46 has also raised questions about whether variable interest entities similar to the trusts used to issue trust preferred securities should be treated as a consolidated subsidiary. The Company plans to issue up to $40 million of trust preferred securities in connection with the proposed spin-off transaction. Traditionally, issuer trusts used for issuing trust preferred securities have been consolidated by their parent companies and trust preferred securities have been treated as eligible for “Tier 1” regulatory capital treatment by bank holding companies under Federal Reserve Board rules and regulations. Accordingly, the Company plans to consolidate its issuer trust and treat the trust preferred securities as Tier 1 regulatory capital. This is consistent with the approach taken by similarly situated financial institutions. The industry is currently assessing, in dialogue with its independent accountants and regulators, whether or not the issuer trusts should continue to be consolidated. If the Company determines that it is not the primary beneficiary of the trust, the Company would not be able to consolidate its issuer trusts and the debenture between the Company and the issuer trust would be shown as long-term debt. Moreover, if the Company is not allowed to consolidate its issuer trust under Interpretation 46, then it is possible that the Federal Reserve Board may conclude that trust preferred securities should no longer be treated as Tier 1 regulatory capital. On July 2, 2003, the Board of Governors of the Federal Reserve issued a letter, SR 03-13, stating that notwithstanding Interpretation 46, trust preferred securities will continue to be included in Tier 1 capital until notice is given to the contrary. In the event of a disallowance, there would be a reduction in the Company’s consolidated capital ratios. However, the Company believes that it would remain “well capitalized” under Federal Reserve Board guidelines.

     FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” was issued in May of 2003. The standard established how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that would previously have been classified as equity as liabilities (or as assets in some circumstances). Specifically this statement requires that a mandatorily redeemable financial instruments be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. This accounting guidance was effective for financial instruments entered into or modified after May 31, 2003, and otherwise became effective on July 1, 2003.

     The Company plans to issue $40.0 million of trust preferred securities in connection with the proposed spin-off transaction. These securities are considered to be mandatorily redeemable financial instruments and will be classified as a liability in accordance with FAS No. 150.

     FAS 144 was issued in October 2001 and addresses how and when to measure impairment on long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The statement supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The provision of FAS 144 became effective for the Company on January 1, 2002, and did not have a material impact on its results of operations or financial condition.

     On January 1, 2002, the Company adopted FAS 142, which addresses the accounting and reporting for acquired goodwill and other intangible assets. Further detail on the accounting for goodwill and intangible assets under FAS 142 and the impact of the adoption on the financial statements is included in the “Goodwill and Other Intangible Assets” Sections of this report.

Mergers and Acquisitions:

     On January 31, 2002, the Company completed its business combination with Central Bank Shares, Inc. (Central), a bank holding company headquartered in Orlando, Florida, with assets of approximately $251.4 million. In exchange for all of the outstanding common stock of Central, the Company paid $80 million in cash. The transaction, which was accounted for as a purchase, resulted in the recognition of approximately $47.0 million of goodwill and $8.1 million in core deposit intangibles. Central’s banking subsidiary, Bank of Central Florida, was merged into First National Bank of Florida on October 14, 2003.

     On April 30, 2001, the Company completed its business combination with Citizens Community Bancorp, Inc. (Citizens), a bank holding company headquartered in Marco Island, Florida, with assets of $170.0 million. Under the terms of the merger agreement, each outstanding share of Citizens common stock was converted into .524 shares of the Company’s common stock. A total of 1,775,224 shares of the Company’s common stock were issued. The transaction was accounted for as a pooling-of-interests. Citizens’ banking subsidiary, Citizens Community Bank of Florida, was merged into First National Bank of Florida.

     During 2001, the Company completed its business combination with Ostrowsky & Associates, Inc. (Ostrowsky) and James T. Blalock (Blalock), independent insurance agencies in Cape Coral and Venice, Florida, respectively. The transactions were accounted for as purchases. The Company also completed its business combination with OneSource Group, Inc. (OneSource), an independent insurance agency with offices in Clearwater and Jacksonville, Florida. The transaction was accounted for as a pooling-of-interests. These agencies are operating as divisions of Bouchard.

     During 2000, the Company completed business combinations with Altamura, Marsh & Associates, located in Clearwater and Fort Myers, Florida and Connell & Herrig Insurance, Inc., located in Sarasota and Englewood, Florida. These transactions were accounted for as purchases and these acquired agencies are operating as divisions of Bouchard.

     The Company regularly evaluates the potential acquisition of, and holds discussions with, various acquisition candidates and as a general rule the Company publicly announces such acquisitions only after a definitive merger agreement has been reached.

Charter Consolidation:

     During the first quarter of 2001, the Company reduced its number of bank charters from five to one by merging its five Florida banks under First National Bank of Florida.

Subsequent Events:

     On March 31, 2003, F.N.B. Corporation completed its acquisition of Charter Banking Corp. (Charter), a bank holding company headquartered in Tampa, Florida, with assets having a fair value of $795.6 million. As a result, Charter became a wholly-owned subsidiary of F.N.B. Corporation. The acquisition of Charter allowed F.N.B. to access the Hillsborough county market and to expand its presence in the Pinellas county market. Charter’s only subsidiary was Southern Exchange Bank. In exchange for all of the outstanding common stock of Charter, F.N.B. Corporation paid $150.2 million. F.N.B. funded this acquisition through the issuance of $125.0 million of trust preferred securities and $25.2 million from F.N.B’s existing lines of credit with several major domestic banks. The transaction, which was accounted for as a purchase, resulted in the recognition of approximately $101.9 million in nondeductible goodwill and $1.1 million in core deposit intangibles. The value assigned to the core deposit intangibles was determined using the cost savings approach, which is the primary methodology used within the financial services industry for valuing core deposits. Under this approach, core deposit intangibles are measured by the present value of the difference between the assets ongoing cost and the cost of a market alternative replacement. The cost of a market alternative replacement is determined by using current market rates of interest on certificates of deposits having maturities corresponding to the expected average remaining lives of the acquired deposits. Under the cost savings approach, it is assumed that certificates of deposit would be the most readily obtainable funding source to replace the acquired deposits. In addition to an interest cost, the cost of a market alternative includes a service cost representing the cost associated with obtaining and maintaining the replacement certificates of deposit. The core deposit intangible will be amortized over a ten year period. The fair market value assigned to loans, investments, fixed assets, deposits and long-term debt was $169.8 million, $461.5 million, $40.8 million, $481.5 million and $154.5 million, respectively. The fair market value of interest earning assets and interest bearing liabilities was based on either quoted market values or discounting future cash flows using market rates as of March 31, 2003. These purchase adjustments will be amortized or accreted in future periods over the estimated lives of the interest earning assets and interest bearing liabilities. Current third party independent appraisals were used to value the land and buildings included in fixed assets. Merger related costs totaling $1.0 million were incurred in connection with this acquisition, which were related to employment obligations. Charter was merged into F.N.B. Corporation on August 22, 2003.

     Southern Exchange Bank’s results of operations will be reflected in the Company’s results since the acquisition date of March 31, 2003. Southern Exchange Bank was merged into First National Bank of Florida on October 10, 2003 as part of an internal reorganization.

     On July 1, 2003, Roger Bouchard Insurance, Inc. completed its acquisition of Lupfer-Frakes, Inc. (Lupfer) an independent insurance agency located in Central Florida. Roger Bouchard Insurance, Inc. paid $9.3 million in exchange for all of the outstanding common stock of Lupfer. The transaction, which was accounted for as a purchase, resulted in the recognition of $7.7 million in goodwill and $1.3 million in customer and renewal lists. The value assigned to the customer and renewal lists will be amortized over a ten year period. Lupfer’s results of operations will be reflected in the Company’s results beginning in the third quarter of 2003.

Securities

     The amortized cost and fair value of securities are as follows (in thousands):

     Securities available for sale:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2002
U.S. Treasury and other U.S Government agencies and corporations	$99,068	$3,303	$—	$102,371
Mortgage-backed securities of U.S Government agencies	222,360	5,368	(68)	227,660
States of the U.S. and political Subdivisions	4,598	110	(2)	4,706
Other debt securities	19,968	211	(126)	20,053

Total Debt Securities	345,994	8,992	(196)	354,790
Equity securities	13,865	—	(11)	13,854

	$359,859	$8,992	$(207)	$368,644

December 31, 2001
U.S. Treasury and other U.S Government agencies and corporations	$98,269	$2,284	$(105)	$100,448
Mortgage-backed securities of U.S Government agencies	101,396	1,546	(93)	102,849
States of the U.S. and political Subdivisions	2,466	32	(44)	2,454

Total Debt Securities	202,131	3,862	(242)	205,751
Equity securities	8,768	—	(60)	8,708

	$210,899	$3,862	$(302)	$214,459

December 31, 2000
U.S. Treasury and other U.S Government agencies and corporations	$93,520	$584	$(241)	$93,863
Mortgage-backed securities of U.S Government agencies	104,651	656	(610)	104,697
States of the U.S. and political Subdivisions	2,951	32	(111)	2,872

Total Debt Securities	201,122	1,272	(962)	201,432
Equity securities	13,570	—	(1)	13,569

	$214,692	$1,272	$(963)	$215,001

Securities held to maturity:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2002
U.S. Treasury and other U.S Government agencies and corporations	$1,000	$18	$—	$1,018
Mortgage-backed securities of U.S Government agencies	1,116	32	—	1,148
States of the U.S. and political Subdivisions	14,509	565	(11)	15,063

	$16,625	$615	$(11)	$17,229

December 31, 2001
U.S. Treasury and other U.S Government agencies and corporations	$1,190	$47	$—	$1,237
Mortgage-backed securities of U.S Government agencies	2,347	38	—	2,385
States of the U.S. and political Subdivisions	16,144	313	(33)	16,424

	$19,681	$398	$(33)	$20,046

December 31, 2000
U.S. Treasury and other U.S Government agencies and corporations	$30,887	$12	$(170)	$30,729
Mortgage-backed securities of U.S Government agencies	4,773	16	(9)	4,780
States of the U.S. and political Subdivisions	15,115	175	(8)	15,282
Other debt securities	82	—	—	82

	$50,857	$203	$(187)	$50,873

     At December 31, 2002 and 2001, securities with a carrying value of $41.3 million and $44.7 million, respectively, were pledged to secure public deposits, trust deposits and for other purposes as required by law. Securities with a carrying value of $265.9 million and $174.6 million at December 31, 2002 and 2001, respectively, were pledged as collateral for short-term borrowings.

     As of December 31, 2002, the amortized cost and fair value of securities, by contractual maturities, were as follows (in thousands):

	Held to Maturity		Available for Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$2,542	$2,595	$22,003	$22,508
Due from one to five years	7,313	7,608	60,395	63,245
Due from five to ten years	5,654	5,878	23,175	23,229
Due after ten years	—	—	18,061	18,148

	15,509	16,081	123,634	127,130

	Held to Maturity		Available for Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Mortgage-backed securities of U.S Government Agencies	1,116	1,148	222,360	227,660
Equity securities	—	—	13,865	13,854

	$16,625	$17,229	$359,859	$368,644

     Maturities may differ from contractual terms because borrowers may have the right to call or prepay obligations with or without penalties. Periodic payments are received on mortgage-backed securities based on the payment patterns of the underlying collateral.

     Proceeds from sales of securities available for sale for the years ended December 31, 2002, 2001 and 2000 were $41.9 million, $13.0 million and $3.2 million, respectively. Gross gains and gross losses were realized on those sales as follows (in thousands):

December 31,	2002	2001	2000

Gross gains	$23	$12	$74
Gross losses	(51)	(7)	(92)

	$(28)	$5	$(18)

Loans

     Following is a summary of loans (in thousands):

December 31,	2002	2001

Real Estate:
Residential	$631,531	$588,089
Commercial	744,657	607,855
Construction	262,619	184,960
Installment loans to individuals	95,043	88,333
Commercial, financial and agricultural	204,444	178,224
Lease financing	24,311	61,553
Unearned income	(1,710)	(4,183)

	$1,960,895	$1,704,831

     The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within the Company’s primary market area of southwest Florida.

     As of December 31, 2002, no concentrations of loans exceeding 10% of total loans existed which were not disclosed as a separate category of loans.

     Certain directors and executive officers of the Company and its significant subsidiaries, as well as associates of such persons, were loan customers during 2002. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is a summary of the aggregate amount of loans to any such persons who had loans in excess of $60,000 during the year (in thousands):

Total loans at December 31, 2001	$17,412
New loans	6,524
Repayments	(6,324)

Total loans at December 31, 2002	$17,612

Non-Performing Assets

     Following is a summary of non-performing assets (in thousands):

December 31,	2002	2001

Non-accrual loans	$3,965	$4,474
Restructured loans	—	—

Total Non-Performing Loans	3,965	4,474
Other real estate owned	1,428	901

Total Non-Performing Assets	$5,393	$5,375

     For the years ended December 31, 2002, 2001 and 2000, income recognized on non-accrual and restructured loans was $106,000, $171,000, and $166,000, respectively. Income that would have been recognized during the years ended December 31, 2002, 2001 and 2000 on such loans if they were in accordance with their original terms was $412,000, $267,000 and $448,000, respectively. Loans past due 90 days or more on which interest accruals continue were $262,000, $876,000 and $914,000 at December 31, 2002, 2001 and 2000, respectively.

     Following is a summary of information pertaining to loans considered to be impaired (in thousands):

December 31,	2002	2001	2000

Impaired loans with an allocated allowance	$3,170	$1,197	$2,467
Impaired loans without an allocated allowance	1,131	75	550

Total impaired loans	$4,301	$1,272	$3,017

Allocated allowance on impaired loans	$666	$355	$697

Portion of impaired loans on non-accrual	$3,170	$711	$90

Average impaired loans	$2,786	$1,832	$3,204

Income recognized on impaired loans	$42	$40	$10

Allowance for Loan Losses

     Following is an analysis of changes in the allowance for loan losses (in thousands):

December 31,	2002	2001	2000

Balance at beginning of year	$18,714	$17,321	$14,200
Addition from acquisitions	1,389	—	—
Charge-offs	(5,407)	(3,686)	(2,853)
Recoveries	1,255	611	385

Net Charge-Offs	(4,152)	(3,075)	(2,468)
Provision for loan losses	5,470	4,468	5,589

Balance at end of year	$21,421	$18,714	$17,321

Premises and Equipment

     Following is a summary of premises and equipment (in thousands):

December 31,	2002	2001

Land	$19,606	$17,202
Premises	57,280	51,825
Equipment	40,057	35,577

	$116,943	$104,604
Accumulated Depreciation	41,332	36,829

	$75,611	$67,775

     Depreciation expense was $6.0 million for 2002, $5.9 million for 2001 and $5.9 million for 2000.

     The Company has operating leases extending to 2016 for certain land, office locations and equipment. The Company has entered into a land lease which extends to 2087. Leases that expire are generally expected to be renewed or replaced by other leases. Rental expense was $1.7 million for 2002, $1.4 million for 2001 and $1.4 million for 2000. Total minimum rental commitments under such leases were $11.7 million at December 31, 2002. Following is a summary of future minimum lease payments for years following December 31, 2002 (in thousands):

2003	$1,300
2004	951
2005	796
2006	338
2007	189
Later years	8,167

Goodwill and Other Intangible Assets

     Upon adoption of FAS 142 on January 1, 2002, the Company ceased amortizing its goodwill, which decreased non-interest expense and increased net income in 2002 as compared to 2001 and 2000. Rather than amortizing goodwill, the Company is required to test goodwill at least annually for impairment. The Company completed its annual impairment testing and concluded that goodwill was not impaired as of December 31, 2002. The following table shows the pro forma effects of applying non-amortization provisions of FAS 142 to the 2001 and 2000 periods.

December 31,	2001	2000

Net Income	$21,216	$19,755
Add: Goodwill Amortization, net of tax	758	518

Adjusted Net Income	$21,974	$20,273

December 31,	2001	2000

Basic Earnings Per Common Share:
Net Income	$.48	$.44
Add: Goodwill Amortization, net of tax	.02	.01

Adjusted Net Income	$.50	$.45

Diluted Earnings Per Common Share:
Net Income	$.47	$.43
Add: Goodwill Amortization, net of tax	.01	.01

Adjusted Net Income	$.48	$.44

     The following table shows a summary of goodwill by line of business for the year ended December 31, 2002:

	Community	Insurance
	Bank	Agency	Total

Goodwill at beginning of year	$4,963	$10,865	$15,828
Goodwill acquired	46,850	—	46,850

Goodwill at end of year	$51,813	$10,865	$62,678

     The following table shows a summary of core deposit intangibles, customer and renewal lists, and other intangible assets:

				Total
	Core	Customer	Other	Finite-
	Deposit	and Renewal	Intangible	lived
	Intangibles	Lists	Assets	Intangibles

Gross carrying amount	$8,682	$1,753	$464	$10,899
Accumulated amortization	(1,190)	(325)	(104)	(1,619)

Net December 31, 2002	$7,492	$1,428	$360	$9,280

Gross carrying amount	$595	$1,799	$276	$2,670
Accumulated amortization	(370)	(168)	(82)	(620)

Net December 31, 2001	$225	$1,631	$194	$2,050

     Amortization expense on finite-lived intangible assets totaled $998,000, $176,000, and $183,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization expense on finite-lived intangible assets is expected to total $1.2 million, $1.2 million, $1.1 million, $1.0 million and $1.0 million in 2003, 2004, 2005, 2006 and 2007, respectively.

Deposits

     Following is a summary of deposits (in thousands):

December 31,	2002	2001

Non-interest bearing	$360,917	$276,732
Savings and NOW	1,132,816	804,919
Certificates of deposit and other time deposits	628,319	678,512

	$2,122,052	$1,760,163

     Following is a summary of the scheduled maturities of certificates of deposits and other time deposits for each of the five years following December 31, 2002 (in thousands):

2003	$414,519
2004	112,142
2005	52,898
2006	9,653
2007	38,815
Later years	292

     Time deposits of $100,000 or more were $214.0 million and $240.3 million at December 31, 2002 and 2001, respectively. Following is a summary of these time deposits by remaining maturity at December 31, 2002 (in thousands):

	Certificates	Other Time
	of Deposit	Deposits	Total

Three months or less	$43,008	$905	$43,913
Three to six months	23,713	344	24,057
Six to twelve months	69,133	1,846	70,979
Over twelve months	71,111	3,975	75,086

	$206,965	$7,070	$214,035

Short-Term Borrowings

     Following is a summary of short-term borrowings (in thousands):

December 31,	2002	2001

Securities sold under repurchase agreements	$231,056	$165,842
Federal funds purchased	14,000	—
Federal Home Loan Bank advances	15,354	—

	$260,410	$165,842

Long-Term Debt

     Following is a summary of long-term debt (in thousands):

December 31,	2002	2001

Federal Home Loan Bank advances	$50,000	$65,000
Other long-term debt	591	622

	$50,591	$65,622

     First National Bank of Florida has available credit with the Federal Home Loan Bank of $351.3 million, of which $50.0 million was used as of December 31, 2002. These advances are secured by residential real estate loans and Federal Home Loan Bank Stock and are scheduled to mature in various amounts periodically through the year 2010. Interest rates paid on these advances range from 5.46% to 6.40% in 2002 and 2001.

     Annual maturities for all of the long-term debt for each of the five years following 2002 are as follows (in thousands):

2003	$64
2004	64
2005	15,064
2006	64
2007	64
Later years	35,271

Commitments, Credit Risk and Contingencies

     The Company has commitments to extend credit and standby letters of credit which involve certain elements of credit risk in excess of the amount stated in the consolidated balance sheet. The Company’s exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. Consistent credit policies are used by the Company for both on- and off-balance sheet items.

     Following is a summary of off-balance sheet credit risk information (in thousands):

December 31,	2002	2001

Commitments to extend credit	$448,073	$336,587
Standby letters of credit	27,012	24,226

     At December 31, 2002, funding of approximately 83% of the commitments to extend credit is dependent on the financial condition of the customer. The Company has the ability to withdraw such commitments at its discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Based on management’s credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Company which may require payment at a future date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Comprehensive Income

     The components of comprehensive income, net of related tax, are as follows (in thousands):

December 31,	2002	2001	2000

Net income	$32,064	$21,216	$19,755
Other comprehensive income:
Unrealized gains on securities:
Net of tax expense arising during the period of $1,884, $1,147 and $1,975	3,493	2,130	3,668
Less: reclassification adjustment for (gains) losses included as an unrealized gain, net of tax expense (benefit) of $66 and ($8)	(122)	15	—
Minimum pension liability adjustment, net of tax benefit of $360	(668)	—	—

Other comprehensive income	2,703	2,145	3,668

Comprehensive income	$34,767	$23,361	$23,423

Stock Incentive Plans

     Key employees of the Company have been issued stock options under both incentive and non-qualified stock option plans of F.N.B. Corporation. At December 31, 2002, outstanding options totaled 1,047,153, of which 418,840 were currently exercisable. These options had a range of exercise prices of $6.27 to $30.27. Options vest in equal installments over periods ranging from three to ten years and are exercisable within ten years from the date of grant. The options are granted at a price equal to the fair market value of the underlying stock at the date of grant. Because the exercise price of the stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

     Effective on the date of the distribution, all outstanding F.N.B. Corporation options held by the Company’s employees will be automatically converted to options to purchase the Company’s common stock. The amount and exercise price of the converted options will be determined pursuant to a formula designed to cause: (i) the intrinsic value of the converted options immediately after the distribution to be the same as the intrinsic value of the F.N.B. Corporation options immediately prior to the distribution, and (ii) the financial position of the option holders (fair market value of the underlying stock) will remain the same immediately prior and immediately after the distribution. As a result of the conversion, no compensation expense will be recognized. All other terms and conditions of the options will remain the same.

Retirement Plan

Non-qualified Benefit Plan

     Following are reconciliations of the change in benefit obligation and funded status of the Company’s non-qualified benefit plan (in thousands):

December 31	2002	2001

Benefit obligation at beginning of year	$5,296	$1,322
Service cost	648	594
Interest cost	471	353
Plan amendments	77	2,512
Actuarial loss	1,126	516

Benefit obligation at end of year	$7,618	$5,297

December 31	2002	2001

Funded status of plan	$(7,618)	$(5,297)
Unrecognized actuarial loss	1,901	802
Unrecognized prior service cost	2,741	2,920

Accrued pension cost	$(2,976)	$(1,575)

     The amounts recognized in the Company’s consolidated financial statements include the following (in thousands):

December 31	2002	2001

Accrued benefit cost	$(2,976)	$(1,575)
Additional minimum liability	(3,409)	(2,550)
Accumulated other comprehensive income	668	—
Intangible asset	2,741	2,550

Net amount recognized on balance sheet	$(2,976)	$(1,575)

     The pension expense for the defined benefit plans included the following components (in thousands):

Year Ended December 31	2002	2001	2000

Service costs	$648	$594	$57
Interest cost	471	353	66
Net amortization	282	313	37

Net benefit expense	$1,401	$1,260	$160

Assumptions as of December 31	2002	2001	2000

Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

     Eligible employees of the Company may contribute a percentage of their salary to the Salary Savings 401(k) Plan. The Company matches 50 percent of an eligible employee’s contribution on the first 6 percent that the employee defers, and may make a discretionary contribution payable either in cash or the Company’s common stock based upon the Company’s profitability. In addition, the Company makes an additional annual contribution in an amount equal to 5% of eligible employee’s annual compensation. Employees are generally eligible to participate upon completing 90 days of service and having attained age 21. Employer contributions become 20 percent vested when an employee has completed one year of service, and vest at a rate of 20 percent per year thereafter. The Company recognized expense of $2.9 million in 2002, $2.2 million in 2001 and $1.4 million in 2000 related to the Salary Savings 401(k) Plan.

Income Taxes

     Income tax expense consists of the following (in thousands):

Year Ended December 31	2002	2001	2000

Current income taxes:
Federal taxes	$22,195	$13,939	$9,684
State taxes	1,486	1,605	709

	$23,681	15,544	10,393
Deferred income taxes:
Federal taxes	(6,307)	(2,959)	147
State taxes	(989)	(465)	23

	$16,385	$12,120	$10,563

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below (in thousands):

December 31	2002	2001

Deferred tax assets:
Allowance for loan losses	$8,362	$7,316
Deferred compensation	1,477	1,494
Deferred benefits	65	39
Loan fees	585	299
Minimum pension liability adjustment	360	—
Other	246	156

Total Gross Deferred Tax Assets	11,095	9,304
Deferred tax liabilities:
Depreciation	(881)	(938)
Unrealized gains on securities available for sale	(3,075)	(1,246)
Leasing	(2,239)	(8,077)
Other	(851)	(821)

Total Gross Deferred Tax Liabilities	(7,046)	(11,082)

Net Deferred Tax Assets/Liability	$4,049	$(1,778)

     Following is a reconciliation between tax expense using federal statutory tax and actual effective tax:

Year Ended December 31	2002	2001	2000

Federal statutory tax	35.0%	35.0%	35.0%
Effect of nontaxable interest and dividend income	(2.4)	(2.5)	(2.4)
State taxes	0.7	2.2	1.6
Goodwill	0.1	0.5	0.9
Merger related costs	—	0.5	—
Other items	0.4	0.6	(0.3)

Actual effective taxes	33.8%	36.3%	34.8%

     Income tax (benefit) expense related to gains on the sale of securities was $(9,800), $1,750 and $(6,300) for the years ended December 31, 2002, 2001 and 2000, respectively.

Earnings per Share

     The following tables set forth the computation of basic and diluted earnings per share (in thousands, except per share data):

Year Ended December 31	2002	2001	2000

Basic
Net income applicable to basic earnings per share	$32,064	$21,216	$19,755

Average common shares outstanding	46,010,997	44,369,915	44,806,645

Earnings per share	$.70	$.48	$.44

Diluted
Net income applicable to diluted earnings per share	$32,064	$21,216	$19,755

Average common shares outstanding	46,010,997	44,369,915	44,806,645
F.N.B. Corporation’s convertible preferred stock	341,886	418,862	495,074
Net effect of dilutive stock options based on the treasury stock method using the average market price	718,991	677,041	446,877

	47,071,874	45,465,818	45,748,596

Earnings per share	$.68	$.47	$.43

Regulatory Matters

     Quantitative measures established by regulators to ensure capital adequacy require the Company’s banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to average assets (as defined). Management believes, as December 31, 2002, that the Company’s banking subsidiary meets all capital adequacy requirements to which they are subject.

     As of December 31, 2002, the Company’s banking subsidiary has been categorized by the various regulators as “well capitalized” under the regulatory framework for prompt corrective action.

     The Company’s banking subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company’s banking subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s banking subsidiary capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Following are the capital ratios as of December 31, 2002 for Company’s banking subsidiary, First National Bank of Florida (dollars in thousands):

			Well Capitalized		Minimum Capital
	Actual		Requirements		Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to risk-weighted assets):	$204,839	10.0%	$204,738	10.0%	$163,790	8.0%
Tier 1 Capital (to risk-weighted assets):	$183,418	9.0	122,843	6.0	81,895	4.0
Tier 1 Capital (to average assets):	$183,418	6.9	131,881	5.0	105,505	4.0

     The Company’s banking subsidiary is required to maintain aggregate cash reserves with the Federal Reserve Bank amounting to $18.0 million at December 31, 2002. The Company’s banking subsidiary also maintains deposits for various services such as check clearing.

     Certain limitations exist under applicable law and regulations by regulatory agencies regarding dividend payments to a parent by its subsidiaries. As of December 31, 2002, the Company’s banking subsidiary had $4.0 million of retained earnings available for distribution as dividends without prior regulatory approval.

     Under current Federal Reserve regulations, the Company’s banking subsidiary is limited in the amount it may lend to non-bank affiliates, including the Company. Such loans must be secured by specified collateral. In addition, any such loans to a single non-bank affiliate may not exceed 10% of the bank’s capital and surplus and the aggregate of loans to all such affiliates may not exceed 20%.

Business Segments

     The Company operates in three reportable segments: a community bank, an insurance agency and a wealth management company. The Company’s community bank offers services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. In addition to traditional banking products, the Company’s wealth management subsidiary offers trust services as well as various alternative investment products, including mutual funds and annuities. The Company’s insurance agency is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. The following tables provide financial information for these segments (in thousands).

	Community Bank	Insurance Agency	Wealth Management	Consolidated

At or for the Year Ended December 31, 2002
Interest income	$150,777	$154	$—	$150,931
Interest expense	47,244	55	—	47,299
Provision for loan losses	5,470	—	—	5,470
Non-interest income	24,228	25,810	4,690	54,728
Non-interest expense	78,875	20,262	5,304	104,441
Intangible amortization	832	161	5	998
Merger and consolidation related expenses	413	—	—	413
Income tax expense (benefit)	14,344	2,228	(187)	16,385
Net income (loss)	29,072	3,419	(427)	32,064
Total assets	2,707,556	25,656	1,992	2,735,204
Goodwill	51,813	10,865	—	62,678
At or for the Year Ended December 31, 2001
Interest income	$148,587	$141	$—	$148,728
Interest expense	65,152	164	—	65,316
Provision for loan losses	4,468	—	—	4,468
Non-interest income	22,732	23,662	1,586	47,980
Non-interest expense	71,876	18,853	2,859	93,588
Merger and consolidation related expenses	2,518	—	196	2,714
Intangible amortization	603	680	31	1,314
Income tax expense (benefit)	10,573	1,992	(445)	12,120
Net income (loss)	19,250	2,794	(828)	21,216
Total assets	2,176,028	24,859	1,117	2,202,004
Goodwill	4,963	10,865	—	15,828
At or for the Year Ended December 31, 2000
Interest income	$150,032	$164	—	$150,196
Interest expense	74,398	208	—	74,606
Provision for loan losses	5,589	—	—	5,589
Non-interest income	17,482	16,828	1,971	36,281
Non-interest expense	60,261	13,769	1,934	75,964
Intangible amortization	552	372	22	946
Income tax expense (benefit)	9,551	999	13	10,563
Net income (loss)	17,715	2,016	24	19,755
Total assets	2,105,360	19,940	437	2,125,737
Goodwill	5,475	11,460	—	16,935

Cash Flow Information

     Following is a summary of cash flow information (in thousands):

Year Ended December 31	2002	2001	2000

Cash paid during year for:
Interest	$45,664	$67,106	$72,817
Income taxes	16,603	9,343	5,984
Non-cash Investing and Financing Activities:
Acquisition of real estate in settlement of loans	1,773	1,801	2,223
Loans granted in the sale of other real estate	82	1,214	366

Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each financial instrument:

Cash and Due from Banks:

     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities:

     For both securities available for sale and securities held to maturity, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:

     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of adjustable rate loans approximates the carrying amount.

Deposits:

     The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings:

     The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value of subordinated notes is estimated by discounting future cash flows using rates currently offered.

Long-Term Debt:

     The fair value of long-term debt is estimated by discounting future cash flows based on the market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

     The estimated fair values of the Company’s financial instruments as of December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets
Cash and short-term investments	$127,300	$127,300	$105,895	$105,895
Securities available for sale	368,644	368,644	214,459	214,459
Securities held to maturity	16,625	17,229	19,681	20,046
Net loans, including loans held for sale	1,963,874	2,006,244	1,687,440	1,773,438
Financial Liabilities
Deposits	$2,122,052	$2,134,795	$1,760,163	$1,770,191
Short-term borrowings	260,410	260,410	165,842	165,842
Long-term debt	50,591	58,586	65,622	68,243

First National Bankshares of Florida, Inc. and Subsidiaries
Quarterly Earnings Summary
(Unaudited)
(In thousands, except per share data)

Quarter Ended 2002	Mar. 31	June 30	Sept. 30	Dec. 31

Total interest income	$36,384	$37,760	$38,577	$38,210
Total interest expense	12,117	11,949	12,058	11,175
Net interest income	24,267	25,811	26,519	27,035
Provision for loan losses	1,265	1,347	1,403	1,455
Total non-interest income	13,792	13,621	13,136	14,179
Merger expenses	413	—	—	—
Total non-interest expenses	26,401	23,898	25,416	28,726
Net income	6,931	9,287	8,326	7,520
Per Common Share
Earnings
Basic	$.15	$.20	$.18	$.17
Diluted	$.14	$.20	$.18	$.16

Quarter Ended 2001	Mar. 31	June 30	Sept. 30	Dec. 31

Total interest income	$35,585	$41,310	$36,309	$35,524
Total interest expense	17,664	19,148	15,328	13,176
Net interest income	17,921	22,162	20,981	22,348
Provision for loan losses	403	1,043	903	2,119
Total non-interest income	10,801	11,453	13,110	12,616
Merger expenses	2,714	—	—	—
Total non-interest expenses	24,589	23,812	22,554	22,633
Net income	2,508	5,507	6,742	6,459
Per Common Share
Earnings
Basic	$.06	$.12	$.15	$.15
Diluted	$.06	$.12	$.15	$.14

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Balance Sheets

Dollars in thousands

	September 30,	December 31,
	2003	2002

	(Unaudited)
Assets
Cash and due from banks	$113,531	$117,359
Interest bearing deposits with banks	762	960
Federal Funds sold	7,109	8,981
Mortgage loans held for sale	13,819	24,400
Securities available for sale	807,643	368,644
Securities held to maturity (fair value of $13,666, and $17,229)	13,119	16,625
Loans, net of unearned income of $983, and $1,710	2,335,533	1,960,895
Allowance for loan losses	(26,283)	(21,421)

Net Loans	2,309,250	1,939,474
Premises and equipment	127,620	75,611
Goodwill	176,132	62,678
Other assets	141,367	120,472

	$3,710,352	$2,735,204

Liabilities
Deposits
Non-interest bearing	$439,285	$360,917
Interest bearing	2,297,474	1,761,135

Total Deposits	2,736,759	2,122,052
Other liabilities	36,039	34,070
Short-term borrowings	300,724	260,410
Long-term debt	194,096	50,591

Total Liabilities	3,267,618	2,467,123
Stockholder’s Equity
Subsidiary equity	440,781	263,032
Accumulated other comprehensive income	1,953	5,049

Total Stockholder’s Equity	442,734	268,081

	$3,710,352	$2,735,204

Note: The Balance Sheet at December 31, 2002 has been derived from the audited financial statements at that date.

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Income Statements

Dollars in thousands, except per share data

Nine Months Ended September 30 (Unaudited)	2003	2002

Interest Income
Loans, including fees	$102,553	$99,340
Securities:
Taxable	17,773	11,373
Nontaxable	2,202	640
Dividends	830	478
Other	117	890

Total Interest Income	123,475	112,721
Interest Expense
Deposits	27,622	31,436
Short-term borrowings	1,644	1,562
Long-term debt	3,417	3,126

Total Interest Expense	32,683	36,124

Net Interest Income	90,792	76,597
Provision for loan losses	4,512	4,015

Net Interest Income After Provision for Loan Losses	86,280	72,582
Non-Interest Income
Insurance commissions and fees	19,496	19,342
Securities commissions and fees	2,952	2,091
Service charges	12,039	10,585
Trust	2,005	1,539
Gain (loss) on sale of securities	420	(28)
Gain on sale of mortgage loans	4,954	3,151
Other	5,802	3,869

Total Non-Interest Income	47,668	40,549

Non-Interest Expense
Salaries and employee benefits	56,962	44,320
Net occupancy	7,582	5,478
Amortization of intangibles	924	717
Equipment	6,375	5,198
Merger and consolidation related	1,014	413
Other	19,946	19,589

Total Non-Interest Expense	92,803	75,715

Income Before Income Taxes	41,145	37,416
Income taxes	13,541	12,872

Net Income	$27,604	24,544

Earnings per Common Share
Basic	$.60	$.53

Diluted	$.59	$.52

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Dollars in thousands

Nine Months Ended September 30 (Unaudited)	2003	2002

Operating Activities
Net Income	$27,604	$24,544
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	10,713	5,689
Provision for loan losses	4,512	4,015
Deferred taxes	(1,767)	(5,791)
(Gain) loss on sale of securities	(420)	28
Gain on sale of mortgage loans	(4,954)	(3,151)
Proceeds from sale of mortgage loans	306,369	225,243
Mortgage loans originated for sale	(290,833)	(228,778)
Net change in:
Interest receivable	(2,485)	(3,649)
Interest payable	(658)	(1,200)
Other, net	453	6,397

Net cash flows from operating activities	48,534	23,347

Investing Activities
Net change in:
Interest bearing deposits with banks	198	(292)
Federal funds sold	3,118	49,458
Loans	(202,556)	(122,150)
Securities available for sale:
Purchases	(522,476)	(139,860)
Sales	324,062	26,654
Maturities	209,497	97,212
Securities held to maturity:
Purchases	—	(1,725)
Maturities	3,512	3,838
Increase in premises and equipment	(22,196)	(14,102)
Net cash paid for mergers and acquisitions	(9,347)	(64,761)

Net cash flows from investing activities	(216,188)	(165,728)

Financing Activities
Net Change in:
Non-interest bearing deposits, savings, and NOW	145,641	176,221
Time deposits	(12,435)	(76,427)
Short-term borrowings	33,126	486
Decrease in long-term debt	(10,945)	(21)
Capital contribution	28,349	72,583
Cash dividends paid	(19,910)	(16,016)

Net cash flows from financing activities	163,826	156,826

Net Increase in Cash and Cash Equivalents	(3,828)	14,445
Cash and cash equivalents at beginning of year	117,359	83,278

Cash and Cash Equivalents at End of Year	$113,531	$97,723

See accompanying Notes to Consolidated Financial Statements

First National Bankshares of Florida, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Unaudited)

Summary of Significant Accounting Policies

Spin-off Transaction: On July 10, 2003, F.N.B. Corporation announced a plan to divide into two separate public companies by spinning off its Florida operations to its shareholders in a tax-free dividend. To effect the distribution, F.N.B. will transfer all of its Florida operations to a newly formed financial holding company subsidiary, First National Bankshares of Florida, Inc. (the “Company”). On the date of the distribution, each F.N.B. shareholder as of the distribution record date will receive one share of the Company’s common stock for each share of F.N.B. common stock owned on the record date. The Company will be a separate public company, unaffiliated with F.N.B., and will own and operate First National Bank of Florida, Southern Exchange Bank, Roger Bouchard Insurance, Inc. and the Florida operations of the First National Trust Company.

     The consolidated financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of the Company in the future or had it operated as a separate, independent company during the periods presented. The consolidated financial statements included herein do not reflect any changes that may occur in the financial condition and results of operations of the Company or its subsidiaries as a result of the distribution.

     The distribution will result in the division of certain existing corporate support functions between the two resulting entities. Corporate expenses included in the Company’s financial results represent an allocation of F.N.B.’s corporate expense to the Company’s subsidiaries. The allocation is based on a specific review to identify costs incurred for the benefit of the subsidiaries of the Company and in management’s judgment results in a reasonable allocation of such costs. The Company was allocated $8.3 million, $5.9 million of overhead costs related to First National Bankshares of Florida, Inc. shared administrative and support functions for the nine months ended September 30, 2003 and 2002, respectively.

Business:

     Following the distribution, the Company will be a diversified financial services company headquartered in Naples, Florida. The Company will own and operate First National Bank of Florida, including Southern Exchange Bank, (a community bank); Roger Bouchard Insurance, Inc. (an insurance agency); First National Wealth Management, Inc. (a national trust company), which will conduct the Florida operations of F.N.B.’s First National Trust Company, and the Florida operations of the Customer Service Center. The Company will have full service offices located throughout southwest and central Florida.

Basis of Presentation:

     The consolidated financial statements include accounts of First National Bank of Florida, Southern Exchange Bank, Roger Bouchard Insurance, Inc, and First National Wealth Management, Inc. All significant inter-company balances and transactions have been eliminated.

Mergers and Acquisitions:

     On March 31, 2003, F.N.B. completed its acquisition of Charter Banking Corp. (Charter), a bank holding company headquartered in Tampa, Florida, with assets having a fair value of $795.6 million. As a result, Charter became a wholly-owned subsidiary of F.N.B. Charter’s only subsidiary was Southern Exchange Bank. In exchange for all of the outstanding common stock of Charter, F.N.B. paid $150.2 million. The transaction, which was accounted for as a purchase, resulted in the recognition of approximately $101.9 million in nondeductible goodwill and $1.1 million in core deposit intangibles. In connection with the acquisition, merger related costs of $1.0 million, consisting of employment obligations, were incurred. Charter was merged into F.N.B. on August 22, 2003.

     Southern Exchange Bank’s results of operations were reflected in the Company’s results since the acquisition date of March 31, 2003. Southern Exchange Bank was merged into First National Bank of Florida on October 10, 2003 as part of an internal reorganization.

     On July 1, 2003, Roger Bouchard Insurance, Inc. completed its acquisition of Lupfer-Frakes, Inc. (Lupfer) an independent insurance agency located in Central Florida. Roger Bouchard Insurance, Inc. paid $9.3 million in exchange for all of the outstanding common stock of Lupfer. The transaction, which was accounted for as a purchase, resulted in the recognition of $7.7 million in goodwill and $1.3 million in customer and renewal lists. Lupfer’s results of operations were reflected in the Company’s results beginning in the third quarter of 2003.

     The Company regularly evaluates the potential acquisition of, and holds discussions with, various acquisition candidates and as a general rule the Company publicly announces such acquisitions only after a definitive merger agreement has been reached.

Securities

     The amortized cost and fair value of securities are as follows (in thousands):

     Securities available for sale:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

September 30, 2003
U.S. Treasury and other U.S Government agencies and Corporations	$142,225	$2,451	$(362)	$144,314
Mortgage-backed securities of U.S Government agencies	554,421	3,789	(5,443)	552,767
States of the U.S. and political Subdivisions	65,752	2,183	(17)	67,918
Other debt securities	19,649	470	(36)	20,083

Total Debt Securities	782,047	8,893	(5,858)	785,082
Equity securities	22,524	37		22,561

	$804,571	$8,930	$(5,858)	$807,643

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2002
U.S. Treasury and other U.S Government agencies and Corporations	$99,068	$3,303	$—	$102,371
Mortgage-backed securities of U.S Government agencies	222,360	5,368	(68)	227,660
States of the U.S. and political Subdivisions	4,598	110	(2)	4,706
Other debt securities	19,968	211	(126)	20,053

Total Debt Securities	345,994	8,992	(196)	354,790
Equity securities	13,865		(11)	13,854

	$359,859	$8,992	$(207)	$368,644

Securities held to maturity:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

September 30, 2003
Mortgage-backed securities of U.S Government agencies	$768	$18	$—	$786
States of the U.S. and political Subdivisions	12,351	533	(4)	12,880

	$13,119	$551	$(4)	$13,666

December 31, 2002
U.S. Treasury and other U.S Government agencies and corporations	$1,000	$18	$0	$1,018
Mortgage-backed securities of U.S Government agencies	1,116	32		1,148
States of the U.S. and political Subdivisions	14,509	565	(11)	15,063

	$16,625	$615	$(11)	$17,229

     At September 30, 2003 and December 31, 2002, securities with a carrying value of $164.9 million, and $41.3 million, respectively, were pledged to secure public deposits, trust deposits and for other purposes as required by law. Securities with a carrying value of $483.9 million, $265.9 million at September 30, 2003 and December 31, 2002, respectively, were pledged as collateral for short-term borrowings.

     As of September 30, 2003, the amortized cost and fair value of securities, by contractual maturities, were as follows (in thousands):

	Held to Maturity		Available for Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$1,735	$1,753	$16,489	$16,753
Due from one to five years	6,768	7,100	135,271	137,553
Due from five to ten years	3,848	4,027	34,589	35,645
Due after ten years	—	—	41,277	42,364

	$12,351	$12,880	227,626	232,315
Mortgage-backed securities of U.S Government Agencies	768	786	554,421	552,767
Equity securities	—	—	22,524	22,561

	$13,119	$13,666	$804,571	$807,643

     Maturities may differ from contractual terms because borrowers may have the right to call or prepay obligations with or without penalties. Periodic payments are received on mortgage-backed securities based on the payment patterns of the underlying collateral.

     Proceeds from sales of securities available for sale during the nine months ended September 30, 2003 and September 30, 2002 were $324.1 million, and $26.7 million, respectively. Gross gains and gross losses were realized on those sales as follows (in thousands):

	September 30, 2003	September 30, 2002

Gross gains	$430	$33
Gross losses	(10)	(61)

	$420	(28)

Loans

     Following is a summary of loans (in thousands):

	September 30,	December 31,
	2003	2002

Real Estate:
Residential	$764,948	$631,531
Commercial	948,645	744,657
Construction	300,375	262,619
Installment loans to individuals	84,788	95,043
Commercial, financial and agricultural	229,526	204,444
Lease financing	8,234	24,311
Unearned income	(983)	(1,710)

	$2,335,533	$1,960,895

     The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within the Company’s primary market area of southwest and central Florida.

     As of September 30, 2003 and December 31, 2002, no concentrations of loans exceeding 10% of total loans existed which were not disclosed as a separate category of loans.

Non-Performing Assets

     Following is a summary of non-performing assets (in thousands):

	September 30,	December 31,
	2003	2002

Non-accrual loans	$4,291	$3,965
Restructured loans	—	—

Total Non-Performing Loans	4,291	3,965
Other real estate owned	1,465	1,428

Total Non-Performing Assets	$5,756	$5,393

     For the nine months ended September 30, 2003 and the year ended December 31, 2002, income recognized on non-accrual and restructured loans was $282,000, and $106,000, respectively. Income that would have been recognized during the nine months ended September 30, 2003 and the year ended December 31, 2002, on such loans if they were in accordance with their original terms was $569,000, and $412,000, respectively. Loans past due 90 days or more, on which interest accruals continue, were $470,000, and $262,000, at September 30, 2003 and December 31, 2002, respectively.

Allowance for Loan Losses

     Following is an analysis of changes in the allowance for loan losses (in thousands)

	September 30,	December 31,
	2003	2002

Balance at beginning of year	$21,421	$18,714
Addition from mergers and acquisitions	2,506	1,389
Charge-offs	(3,391)	(5,407)
Recoveries	1,235	1,255

Net Charge-Offs	(2,156)	(4,152)
Provision for loan losses	4,512	5,470

Balance at end of period	$26,283	$21,421

Deposits

     Following is a summary of deposits (in thousands):

	September 30,	December 31,
	2003	2002

Non-interest bearing	$439,285	$360,917
Savings and NOW	1,351,525	1,132,816
Certificates of deposit and other time deposits	945,949	$628,319

	$2,736,759	$2,122,052

     Time deposits of $100,000 or more were $380.1 million, and $214.0 million at September 30, 2003 and December 31, 2002, respectively. Following is a summary of these time deposits by remaining maturity at September 30, 2003 (in thousands):

	Certificates	Other Time
	of Deposit	Deposits	Total

Three months or less	$52,312	$1,451	$53,763
Three to six months	31,815	1,667	33,482
Six to twelve months	62,760	1,439	64,199
Over twelve months	223,505	5,104	228,609

	$370,392	$9,661	$380,053

Short-Term Borrowings

     Following is a summary of short-term borrowings (in thousands):

	September 30,	December 31,
	2003	2002

Securities sold under repurchase agreements	$250,419	$231,056
Federal funds purchased	50,000	14,000
Federal Home Loan Bank advances	305	15,354

	$300,724	$260,410

Long-Term Debt

     Following is a summary of long-term debt (in thousands):

	September 30,	December 31,
	2003	2002

Federal Home Loan Bank advances	$191,918	$50,000
Other long-term debt	2,178	591

	$194,096	$50,591

     First National Bank of Florida has available credit with the Federal Home Loan Bank of $701.7 million, of which $191.9 million was used as of September 30, 2003. These advances are secured by residential real estate loans and Federal Home Loan Bank Stock and are scheduled to mature in various amounts periodically through the year 2010. Interest rates paid on these advances range from .96% to 6.40% in 2003 and 5.46% to 6.40% in 2002.

     Scheduled annual maturities for the last three months of 2003 and subsequent years are as follows (in thousands):

2003	$10,038
2004	22,161
2005	118,174
2006	187
2007	202
Later years	43,334

Commitments, Credit Risk and Contingencies

     The Company has commitments to extend credit and standby letters of credit which involve certain elements of credit risk in excess of the amount stated in the consolidated balance sheet. The Company’s exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. Consistent credit policies are used by the Company for both on- and off-balance sheet items.

     Following is a summary of off-balance sheet credit risk information (in thousands):

	September 30,	December 31,
	2003	2002

Commitments to extend credit	$591,369	$448,073
Standby letters of credit	30,765	27,012

     At September 30, 2003, funding of approximately 82% of the commitments to extend credit is dependent on the financial condition of the customer. The Company has the ability to withdraw such commitments at its discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Based on management’s credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Company which may require payment at a future date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Earnings per Share

     Basic earnings per common share is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding.

     Diluted earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding, assuming conversion of F.N.B. Corporation’s outstanding convertible preferred stock from the beginning of the year and the exercise of stock options. Such adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

     In connection with the proposed spin-off transaction, F.N.B. Corporation stock options held by employees of the Company will be converted into stock options of the Company. Once converted, these options will result in potentially dilutive common stock equivalents. However, since the amount of stock options to be converted will be based on formulas that take into account the market values of the shares of the Company on that date, it is not possible to estimate the amount of such dilution. The stock options to be converted by the Company are intended to provide the employees with a benefit similar to those with F.N.B. Corporation. Therefore, the dilutive effect of the stock options on the Company’s prior periods weighted average shares outstanding is assumed by applying the exchange ratio to the dilutive effect of such stock options of F.N.B. Corporation.

     In addition, F.N.B. Corporation redeemed its outstanding preferred stock in exchange for F.N.B. Corporation common stock during the second quarter of 2003. Therefore, the dilutive effect of F.N.B. Corporation’s preferred stock on the Company’s prior periods weighted average shares outstanding is assumed by applying the exchange ratio to the dilutive effect of such securities of F.N.B. Corporation.

     The following tables set forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2003	2002

Basic
Nine months ended September 30, Net income applicable to basic earnings per share	$27,604	$24,544

Average common shares outstanding	46,065,527	46,056,385

Earnings per share	$.60	$.53

	2003	2002

Diluted
Nine months ended September 30, Net income applicable to diluted earnings per share	$27,604	$24,544

Average common shares outstanding	46,065,527	46,056,385
F.N.B. Corporation’s convertible preferred Stock	85,253	354,197
Net effect of dilutive stock options based on the treasury stock method using the average market price	785,006	749,905

	46,935,786	47,160,487

Earnings per share	$.59	$.52

Cash Flow Information

     Following is a summary of cash flow information (in thousands):

	September 30,	September 30,
	2003	2002

Cash paid during year for:
Interest	$33,341	37,324
Income taxes	11,946	9,416
Non-cash Investing and Financing Activities:
Acquisition of real estate in settlement of loans	339	1,694

Comprehensive Income

     The components of comprehensive income, net of related tax, are as follows (in thousands):

	Nine Months Ended
	September 30,

	2003	2002

Net income	$27,604	$24,544
Other comprehensive income:
Unrealized gains (losses) on securities net of tax expense (benefit) arising during the period of $1,382 and $1,720	(2,566)	3,195
Less: reclassification adjustment for gains included as an unrealized gain, net of tax expense of $285 and $55	(530)	(103)

	(3,096)	3,092
Comprehensive income	$24,508	$27,636

Business Segments

     The Company operates in three reportable segments: community banks, an insurance agency and a wealth management company. The Company’s community banks offer services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. In addition to traditional banking products, the Company’s wealth management subsidiary offers trust services as well as various alternative investment products, including mutual funds and annuities. The Company’s insurance agency is a full-service insurance company offering all lines of commercial and personal insurance through major carriers. The following tables provide financial information for these segments of the Company (in thousands).

	Community	Insurance	Wealth
	Banks	Agency	Management	Consolidated

At or for the Nine Months Ended September 30, 2003
Interest income	$123,318	$156	$1	$123,475
Interest expense	32,615	61	7	32,683
Provision for loan losses	4,512	—	—	4,512
Non-interest income	22,567	20,135	4,966	47,668
Non-interest expense	71,208	16,525	5,070	92,803
Intangible amortization	729	193	2	924
Merger expenses	1,014	—	—	1,014
Income tax expense (benefit)	12,046	1,483	12	13,541
Net income	25,504	2,222	(122)	27,604
Total assets	3,671,350	37,046	1,956	3,710,352
Goodwill	156,789	19,343	—	176,132

At or for the Nine Months Ended September 30, 2002
Interest income	$112,615	$106	$—	$112,721
Interest expense	36,084	40	—	36,124
Provision for loan losses	4,015	—	—	4,015
Non-interest income	17,405	19,514	3,630	40,549
Non-interest expense	56,677	14,782	4,256	75,715
Intangible amortization	607	108	2	717
Merger expenses	413	—	—	413
Income tax expense (benefit)	11,187	1,882	(197)	12,872
Net income	22,057	2,916	(429)	24,544
Total assets	2,595,149	26,361	2,045	2,623,555
Goodwill	51,813	10,902	—	62,715